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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	15:52 1 Jul 2003
Number	0289N



1) Name of company:

HBOS plc

2) Name of Director:

John Maclean

3) Is holding in own name/wife's name or non-beneficial:

(a) own name

(b) spouse

4) Name of registered holder:

HSDL Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person

(a) Director

(b) spouse

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

PEP re-investments.

7) Number of shares/amount of stock acquired:

(a) 1

(b) 1

8) Percentage of issued class: de minimis

9) Number of shares/amount of stock disposed: N/A

10) Percentage of issued class: N/A

11) Class of security: Ordinary Shares of 25p each

12) Price per share: (a) and (b) 706.75p

13) Date of transaction: (a) and (b) 22nd May 2003

14) Date company informed: 1st July 2003

15) Total holding following this notification: 5,038

16) Total percentage holding of issued class following this notification: de minimis

END

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Company	Renishaw PLC
TIDM	RSW
Headline	Holding(s) in Company
Released	11:54 3 Jul 2003
Number	1234N

RENISHAW
apply innovation

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Renishaw plc

2. Name of shareholder having a major interest

HBOS plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Not notified

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Ltd 2,806,371 shares

Morgan Nominees Limited 479,782 shares

JP Morgan Chase bank, Luxembourg 93,839 shares

5. Number of shares / amount of stock acquired

Not notified

6. Percentage of issued class

Not notified

7. Number of shares / amount of stock disposed

Not notified

8. Percentage of issued class

Not notified

9. Class of security

Ordinary shares of 20p each

10. Date of transaction

Not notified

11. Date company informed

3rd July 2003

12. Total holding following this notification

3,379,992

13. Total percentage holding of issued class following this notification

4.64%

14. Any additional information

15. Name of contact and telephone number for queries

Mike Ratford 01453 524447

16. Name and signature of authorised company official responsible for making this notification

A C G Roberts, Group Finance Director & Company Secretary

Date of notification

3rd July 2003

END






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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WPP Group plc
Released	10:46 4 Jul 2003
Number	1742N

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 04/07/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 03/07/03

Dealing in (name of company) WPP GROUP PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
350,000		£4.7913
10,600		£4.8125

3. Resultant total of the same class owned or controlled (and percentage of class)

17,647,339	1.53%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities

dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	Halifax PLC
TIDM	59NB
Headline	Hx House Price Index June2003
Released	08:00 4 Jul 2003
Number	1619N

Halifax House Price Index

National Index **June 2**

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) **421.8** Monthly Change **0.6%** Annual Change **21.9%**

Standardised Average Price (seasonally adjusted) **£130,312**

Key Points

- House prices increased by 0.6% in June. Prices in the first six months of 2003 rose by 7.1%, double the long-term average rate increase.
- There is a pronounced north/south divide with house prices increasing most strongly outside London and the South East. In the quarter, the biggest price rises in Britain were in the North (8.0%), Yorkshire and the Humber (6.8%) and West Midlands (5.5%). Conversely, prices fell slightly in London (-0.9%) and the South East (-1.0%). These small falls have occurred following a doubli prices in London and the South East over the past five years.
- The last year has been the 'Year of the North'. Over the past 12 months, the North (36.4%) and Yorkshire and the Humber (33.0 have seen the biggest house price rises followed by Wales (29.6%) – where the average price is approaching the £100,000 barr and the West Midlands (28.6%). All other regions have experienced double digit increases, but London has slipped to the bottom table with the smallest rise in prices of the 12 regions over the past year (11.5%).
- The fundamentals supporting the market are strong. Employment – the key driver according to our research - is at a record high low interest rates are maintaining mortgage payments at around their lowest levels as a proportion of gross earnings in the last years.

Commenting on the figures Martin Ellis, Chief Economist, said:

"House prices increased by 0.6% in June with prices in the first six months of 2003 rising by 7.1%, double the long-term rate of increase.

Halifax Estate Agents – one of the country's biggest networks – reports a continuing increase in the number of properties coming on to the market, which is helping to reduce some of the upward pressure on prices.

House price growth has slowed during the first half of this year compared to the exceptionally strong performance in 2002, and we expect this to continue over the coming months. The rate of house price growth has, however, grown at a faster pace so far this year than we had expected. Following our usual six-month review, we are therefore slightly adjusting our forecast for house price growth in 2003, increasing it from 9% to 10%. There is a possibility, however, that the final outcome could well be house price growth of more than 10% this year.

The regions outside the south of England have seen much more rapid increases in house prices than the south this year. The northern regions are likely to continue to lead the way over the coming six months as house prices remain low relative to average earnings in these regions compared to the south, suggesting that there is scope for continuing buoyant conditions in the north.

The recent significant rise in prices outside southern England has seen a narrowing in the gap between prices in the north and the south. As a result, the gap between the average UK price in the second quarter (£129,443) and London (£218,404) narrowed to £89,000 from a record £95,000 in the first quarter of 2003. Despite this reduction, there continues to be a huge gap in property prices between the north and the south.

The current high level of prices in relation to earnings in the south is constraining demand in this part of the country, particularly amongst potential first-time buyers. The latest figures for the industry show that first-time buyers nationwide accounted for only 31% of all house purchases in the first five months of 2003 compared with 38% in 2002. As a result, we expect the market in the south to pause for breath during the remainder of the year. The small falls in prices in London and the South East during the second quarter need to be viewed in the context of a doubling in prices in these regions over the past five years.

There is a very mixed picture across London and the South East. Many areas continue to see price rises. Property prices are increasing in parts of outer London. Prices also continue to rise in many counties in the South East with the strongest rises in Oxfordshire and East Sussex. There have been falls in some of the more expensive areas of London over the past year, such as Hammersmith and Fulham and Wandsworth, and counties such as Buckinghamshire and Essex have seen small falls in average prices in the second quarter.

Overall, housing demand in the south of England, as elsewhere in the UK, remains underpinned by low levels of unemployment and low interest rates. There also remains a persistent shortage of homes in the south, a phenomenon that will continue to support prices in London and the South East over the medium and longer terms."

The Halifax House Price Index is compiled with care. Persons seeking to place reliance upon it for commercial purposes do so however at their own risk.

END


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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WPP Group plc
Released	11:18 9 Jul 2003
Number	3421N

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 09/07/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 08/07/03

Dealing in (name of company) WPP GROUP PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
575,000		£5.09
373,500		£5.0923

3. Resultant total of the same class owned or controlled (and percentage of class)

18,595,839 1.62%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities

dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Chubb plc
Released	12:03 10 Jul 2003
Number	4018N

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 10/07/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 04/07/03

Dealing in (name of company) CHUBB PLC

1. Class of securities (eg ordinary shares) GBP ORD

2.

Amount bought	Amount sold	Price per unit
	79,099	£0.75

3. Resultant total of the same class owned or controlled (and percentage of class)

13,172,649	1.59%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WPP Group plc
Released	12:04 10 Jul 2003
Number	4020N

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 10/07/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 09/07/03

Dealing in (name of company) WPP GROUP PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	300	£5.125
	6,660	£5.10875
	1,956	£5.11



3. Resultant total of the same class owned or controlled (and percentage of class)

18,586,923 1.62%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities

dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	12:37 10 Jul 2003
Number	4060N

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

The Company has today received notification that 4,428 shares have been released from the Scheme by HBOS plc Employee Trust Limited (the 'Trustee'). Of these, 1,107 shares were sold on 2003 at £7.7609 per share.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 5,526,950 shares still held by the Trustee. They ceased to have an interest in the shares awarded and sold by the Trustee.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WPP Group plc
Released	11:15 11 Jul 2003
Number	4516N

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 11/07/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 10/07/03

Dealing in (name of company) WPP GROUP PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
160		£5.075
500,000		£5.0717



3. Resultant total of the same class owned or controlled (and percentage of class)

19,087,083 1.66%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities

dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Selfridges plc
Released	11:17 11 Jul 2003
Number	4517N

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 11/07/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 01/07/03

Dealing in (name of company) SELFRIDGES PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
	500	£3.87

3. Resultant total of the same class owned or controlled (and percentage of class)

4,019,740	2.61%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	British Biotech PLC
TIDM	BBG
Headline	Holding(s) in Company
Released	09:42 14 Jul 2003
Number	5003N

RNS Number:5003N
British Biotech PLC
14 July 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

British Biotech plc

2. Name of shareholder having a major interest

HBOS plc and subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominees (UK) Ltd a/c 823496	1,665,105
HSBC Global Custody Nominees (UK) Ltd a/c 823575	279,500
HSBC Global Custody Nominees (UK) Ltd a/c 823721	42,000
HSBC Global Custody Nominees (UK) Ltd a/c 823587	195,000
HSBC Global Custody Nominees (UK) Ltd a/c 823733	34,500

5. Number of shares / amount of stock acquired

926,001

6. Percentage of issued class

1.39 per cent

7. Number of shares / amount of stock disposed

n/a

8. Percentage of issued class

n/a

9. Class of security

Ordinary 5p shares

10. Date of transaction

3 July, 2003

11. Date company informed

Notification received on 11 July, 2003

12. Total holding following this notification

2,216,105

13. Total percentage holding of issued class following this notification

3.32 per cent

14. Any additional information

15. Name of contact and telephone number for queries

Stephen Powers, +44 1865 781147

16. Name and signature of authorised company official responsible for making this notification

Tony Weir, Finance Director

Date of notification

14 July, 2003

END



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WPP Group plc
Released	10:56 14 Jul 2003
Number	5064N

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 14/07/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 11/07/03

Dealing in (name of company) WPP GROUP PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	1,300	£5.0637

3. Resultant total of the same class owned or controlled (and percentage of class)

19,085,783 1.66%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities

dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	Oxford Instruments
TIDM	OXIG
Headline	Holding(s) in Company
Released	11:41 14 Jul 2003
Number	PRNUK-1407

Oxford Instruments plc has been notified today, pursuant to Section 198 of the Companies Act 1985, that HBOS plc and its subsidiaries have a material and non-material interest of 3,950,196 Ordinary £0.05p shares in our Company, which represents 8.25% of the shares in issue.

The shares to which this notification relates are registered as follows:

No of Shares	Fund	Registered Holder
3,680	FE1F	State Street Nominees
919,489	SJP'INTL	Bank of New York Nominees Ltd a/c 683007
340,000	SJP RECOVERY	Bank of New York Nominees Ltd a/c 683003
303,000	SJP RF32	HSBC Global Custody Nominees (UK) Ltd a/c 872859
180,227	SJP RF42	HSBC Global Custody Nominees (UK) Ltd a/c 872860
386,600	SJP RF80	HSBC Global Custody Nominees (UK) Ltd a/c 823617
212,800	SJP RF89	HSBC Global Custody Nominees (UK) Ltd a/c 823629
721,600	SJP UK & GEN	Bank of New York Nominees Ltd a/c 683005
37,500	SJP RF56	HSBC Global Custody Nominees (UK) Ltd a/c 823873
74,000	SJPI RF59	HSBC Global Custody Nominees (UK) Ltd a/c 823861
509,000	SJPI RF62	HSBC Global Custody Nominees (UK) Ltd a/c 823770
224,800	SJPI RF63	HSBC Global Custody Nominees (UK) Ltd a/c 823794
37,500	SJPI RF67	HSBC Global Custody Nominees (UK) Ltd a/c 823757

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WPP Group plc
Released	10:33 15 Jul 2003
Number	5570N

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 15/07/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 14/07/03

Dealing in (name of company) WPP GROUP PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
500,000		£5.1747



3. Resultant total of the same class owned or controlled (and percentage of class)

19,585,783 1.70%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	11:18 15 Jul 2003
Number	5606N

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: (i)43 (ii) 65

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: (i)789.7p (ii) 796.7p

14) Date company informed: 14 July 2003

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

4,521,047 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.12%

Contact Details:

Gail Stivey

Company Secretarial Manager

Tel: 0131 243 7029

Mobile: 07766 505615

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Company	HMV Group PLC
TIDM	HMV
Headline	Holding(s) in Company
Released	13:51 15 Jul 2003
Number	5759N



SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

HMV Group plc received notice on 14th July 2003 that HBOS plc has a material interest in 17,931,750 shares of HMV Group plc representing 4.44% of the issued ordinary share capital.

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Company	British Biotech PLC
TIDM	BBG
Headline	Holding(s) in Company
Released	16:17 16 Jul 2003
Number	6322N

RNS Number:6322N
British Biotech PLC
16 July 2003

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY
BRITISH BIOTECH PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST
HBOS PLC AND SUBSIDIARIES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
NOTIFICATION IS IN RESPECT OF SHAREHOLDER NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

HSBC Global Custody Nominees (UK) Ltd a/c 823496	2,123,314
HSBC Global Custody Nominees (UK) Ltd a/c 823575	279,500
HSBC Global Custody Nominees (UK) Ltd a/c 823721	42,000
HSBC Global Custody Nominees (UK) Ltd a/c 823587	195,000
HSBC Global Custody Nominees (UK) Ltd a/c 823733	34,500

5) Number of shares/amount of stock acquired.
NOT DISCLOSED

6) (NOT DISCLOSED %) of issued Class

7) Number of shares/amount of stock disposed
N/A

8) (N/A %) of issued Class

9) Class of security
ORDINARY 5P SHARES

10) Date of transaction
NOT DISCLOSED

NOTIFICATION RECEIVED 16 JULY, 2003

12) Total holding following this notification
2,674,314 SHARES

13) Total percentage holding of issued class following this notification
4.01 PER CENT

14) Any additional information

15) Name of contact and telephone number for queries
STEPHEN POWERS, 01865 781147

16) Name and signature of authorised company official responsible for making this notification
TONY WEIR

Date of Notification 16 JULY, 2003

END


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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WPP Group plc
Released	12:00 17 Jul 2003
Number	6658N

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 17/07/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 16/07/03

Dealing in (name of company) WPP GROUP PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
32,876		£5.20
31,000		£5.24

3. Resultant total of the same class owned or controlled (and percentage of class)

19,649,659	1.71%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) *if dealing for discretionary client(s), name of fund management organisation*

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 *(ie disclosure because of ownership or control of 1% or more of the class of relevant securities*

dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Debenhams plc
Released	12:04 17 Jul 2003
Number	6665N

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 17/07/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 16/07/03

Dealing in (name of company) DEBENHAMS PLC

1. Class of securities (eg ordinary shares) GBP ORD

2.

Amount bought	Amount sold	Price per unit
	40,000	£4.1875

3. Resultant total of the same class owned or controlled (and percentage of class)

5,869,414	1.63%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Debenhams PLC
Released	12:04 17 Jul 2003
Number	6663N

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 17/07/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 19/06/03

Dealing in (name of company) DEBENHAMS PLC

1. Class of securities (eg ordinary shares) GBP ORD

2.

Amount bought	Amount sold	Price per unit
	42,600	Transfer Out

3. Resultant total of the same class owned or controlled (and percentage of class)

5,909,414	1.63%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

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Company	Oxford Instruments
TIDM	OXIG
Headline	Holding(s) in Company
Released	13:53 17 Jul 2003
Number	PRNUK-1707

Oxford Instruments plc has been notified today, pursuant to Section 198 of the Companies Act 1985, that HBOS plc and its subsidiaries have a material interest of 2,071,227 Ordinary £0.05p shares in our Company, which represents 4.32% of the shares in issue.

The shares to which this notification relates are registered as follows:

No of Shares	Fund	Registered Holder
303,000	SJP RF32	HSBC Global Custody Nominees (UK) Ltd a/c 872859
180,227	SJP RF42	HSBC Global Custody Nominees (UK) Ltd a/c 872860
74,000	SJPI RF59	HSBC Global Custody Nominees (UK) Ltd a/c 823861
509,000	SJPI RF62	HSBC Global Custody Nominees (UK) Ltd a/c 823770

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	15:59 17 Jul 2003
Number	6862N

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 195

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 762.7p

13) Date of transaction: 17 July 2003

14) Date company informed: 17 July 2003

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

4,520,852 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.12%

Contact Details:

Robert Moorhouse

Deputy Company Secretary

Tel: 0131 243 5450

Mobile: 0771 3402399

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WPP Group plc
Released	11:47 18 Jul 2003
Number	7156N

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 18/07/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 17/07/03

Dealing in (name of company) WPP GROUP PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
1,505,000		£5.1598

3. Resultant total of the same class owned or controlled (and percentage of class)

21,154,659 1.84%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WPP Group plc
Released	11:32 21 Jul 2003
Number	7643N

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 21/07/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 1807/03

Dealing in (name of company) WPP GROUP PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	49,614	£5.17

3. Resultant total of the same class owned or controlled (and percentage of class)

21,105,045 1.83

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

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Company	Simon Group PLC
TIDM	SMON
Headline	Change of Interest
Released	16:26 21 Jul 2003
Number	7876N

RNS Number:7876N
Simon Group PLC
21 July 2003

21 July 2003

SIMON GROUP plc

Ordinary Shares of 25p each ("Shares")

Notification of Change of Interest

On 18 July 2003 the Company was advised by Insight Investments that pursuant to Section 198 of the Companies Act 1985 Insight Investments on behalf of HBOS plc and its subsidiaries had a material interest in the Shares of the Company as follows: -

Sedol	No of Shares	Fund	Registered Holder
0809702	2,545,000	SJP RF32	HSBC Global Custody Nominees (UK) Ltd a/c 872859
0809702	1,838,200	SJP RF42	HSBC Global Custody Nominees (UK) Ltd a/c 872860
0809702	478,000	SJPI RF59	HSBC Global Custody Nominees (UK) Ltd a/c 823861
0809702	478,000	SJPI RF62	HSBC Global Custody Nominees (UK) Ltd a/c 823770

HBOS plc's material interest is now 8,131,200 Shares which is 5.12% of the Shares in issue.

Enquiries:

Simon Group plc Tel: 01737 372660
Richard Catt, Legal Director

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WPP Group plc
Released	12:05 23 Jul 2003
Number	8705N

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 23/07/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 22/07/03

Dealing in (name of company) WPP GROUP PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	30,517	£5.09

3. Resultant total of the same class owned or controlled (and percentage of class)

21,074,528 1.83

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	11:15 28 Jul 2003
Number	0180O

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 81

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 789.59p

13) Date of transaction: 25 July 2003

14) Date company informed: 25 July 2003

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

4,520,771 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.12%

Contact Details:

Gail Stivey

Company Secretarial Manager

Tel: 0131 243 7029

Mobile: 07766 505615

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Company	South Staffordshire Group PLC
TIDM	SSF
Headline	Holding(s) in Company
Released	14:52 29 Jul 2003
Number	08950

South Staffordshire Group Plc

RNS Number:08950
South Staffordshire Group PLC
29 July 2003

The Company has today been informed, in accordance with Section 198 of the Companies Act 1985, that HBOS plc and its subsidiaries have a material and non-material interest in 6,645,217 ordinary shares of 10 pence each in the Company - 10.12% of the issued shares. This overall interest remains unchanged since the last notification but the material interest is now 3,704,277 ordinary shares of 10 pence each - 5.86% of the issued shares.

29 July 2003

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Royal & Sun Alliance
TIDM	RSA
Headline	Disposal
Released	07:00 31 Jul 2003
Number	PRNUK-3007

IMMEDIATE 31 July 2003

Royal & SunAlliance and HBOS Household Insurance Partnership to End

Royal & SunAlliance has today announced that its household insurance partnership agreement with HBOS will end with effect from 31 December 2003. After this date new premiums under the scheme will be written by a HBOS subsidiary. Under the current agreement Royal & SunAlliance underwrites around £400m of premium annually. Ending the agreement is another step in the action plan announced by the Group last year and will release around £160m of capital by the end of 2004, based on its own internal risk based capital assessment.

--ENDS--

Analyst Enquiries:

Malcolm Gilbert

Tel: +44 (0)20 7569 6138

Media Enquiries:

Paul Atkinson

Tel: +44 (0)20 7337 5712

END




Full Text Announcement



Company	HBOS PLC
TIDM	HBOS
Headline	Interim Results
Released	07:01 31 Jul 2003
Number	1675O

(Page 1)

31st July 2003

HBOS plc Interim Results 2003

Stock Exchange Announcement

(page 2)

Contents

(Page 3)

HBOS plc 2003 Interim Results

"HBOS is converting volume growth into shareholder value"
James Crosby

Financial Highlights

- Profit before tax and exceptional items up 21% to £1,825m.
- Profit before tax up 24% at £1,781m.
- Profit before tax and exceptional items in Retail up 2 Corporate up 23%; Business Banking up 16%; Insuran Investment up 26%; Treasury profits down 15%.
- Underlying earnings per share increase 16% to 32.4p.
- Basic earnings per share increase 20% to 30.3p.
- Interim dividend up 5% to 10.3p as cover increases in line dividend policy.
- Group RoE increases to 17.2% (16.3% H1 2002); Group T RoE falls to 17.3% (18.3% H1 2002).
- Group net interest margin stable at 182bps; 181bps (H2 2 183bps (full year 2002).
- Credit quality sound; non-performing assets as a percenta

0.81% of advances (0.84% end 2002).

- Cost:income ratio falls to 42.1% from 45.2%; Retail, Bus and Corporate on track to hit cost targets for 2003.
- Capital ratios strengthen as risk weighted assets grow 9% 1 ratio 8.0%, Total ratio 11.2% (7.9% and 10.4% end 2002).

Performance Highlights

- On track to achieve all 2003 published operational targets.
- Share of UK net mortgage lending 25%, ahead of target of 23%.
- Strong growth in Retail banking products; 0.6m new accounts, 0.5m new credit card accounts; credit card bal increase 8%, bank account credit balances up 19%.
- Group customer deposit balances grow £11.1bn in the half Retail balances up £6.0bn.
- Intelligent Finance on track to break even by end 2003.
- Continued progress in cross- selling drives general insu sales up 20%; esure motor sales up 82%.
- Overall Investment product sales grow 3% in tough ma bancassurance sales up 34%; UK IFA sales down 2%.
- Good growth in Corporate lending; risk weighted assets up in the half year; margins stable and credit quality sound.
- Business Banking expansion leads to 13% growth in weighted assets; credit quality stable.
- Like for like sales of Treasury products to the HBOS Grou its customers up 69%.
- First half merger synergies £250m; ahead of target to d £470m synergies in 2003.

(Page 4)

Chief Executive's Report

HBOS Converts Volume Into Value

HBOS's distinctive strategy continues to convert volume growth into earnings momentum and value for shareholders. In the first half HBOS delivered volume growth, stable margins, sound credit quality, a falling cost:income ratio and stronger capital ratios.

HBOS is on track to achieve all its public targets for 2003, in sales, market shares, costs and merger synergies.

Profits before tax and exceptional items rose by 21% to £1,825m. Growth in Retail (up 24%), Corporate (up 23%), Business Banking (up 16%), and Insurance & Investment (up 26%) was only partly offset by Treasury (down 15%).

Underlying earnings per share increased by 16% to 32.4p compared with the same period in 2002. In line with our policy of increasing the level of dividend cover to 2.5 times, the Board is declaring an interim dividend of 10.3p, 5% higher than last year.

Despite the impact of last year's capital raising, Group RoE rose to 17.2% (16.3% H1 2002). Group Target RoE, which excludes fluctuations due to short term investment returns, reduced to 17.3% (18.3% H1 2002). As expected, the short term dilutive effect of the capital raising, has combined with a lower return from Insurance & Investment (RoE 13% versus

18% H1 2002) to hold back near term progress towards our target of 20% RoE in 2004. The RoE has yet to reflect the full benefit of the investment of the new capital in the business, given the normal lag with which new business translates into earnings.

Margins Stable

The Group net interest margin was stable at 182bps (H2 2002 181bps). In Retail, a more favourable interest rate environment and the benefits of previous back book re-pricing, saw the net interest margin match that achieved in the second half of 2002. The 6 basis point fall in the Corporate margin, 175bps versus 181bps (H2 2002) was largely accounted for by the change in earnings on capital allocated to the Division. Underlying Corporate margins have therefore remained close to the highest levels seen in this cycle. Business Banking margins, down 13bps to 276bps, reflected a necessary shift in product mix as we build up our SME franchise in England and Wales.

(page 5)

Sound Credit Quality

Total non-performing assets as a percentage of advances, was broadly stable at 1.80% (H2 2002 1.75%). Very largely the result of volume growth, the provisions charge rose to £499m (£379m H1 2002). Closing provisions as a percentage of advances were 0.81% (0.84% end 2002). Coverage of non- performing advances by total closing provisions and interest in suspense was 48% (51% end 2002).

High Quality Assets

Such strong credit performance is a reflection of our credit assessment techniques, the resilient performance of the UK economy and the comparative bias within our balance sheet towards higher quality assets.

Relative to our UK peers, we are heavier in the highest quality of assets, residential mortgages. Despite recent growth, we believe that we remain relatively light in unsecured personal and SME lending, broadly matched in property based Corporate lending and light elsewhere in Corporate.

Cost:income Ratio Falls

Through the realisation of merger synergies and volume growth HBOS achieved a further material reduction in the cost:income ratio, 42.1% against 45.2% this time last year. We are on track to achieve all our published cost targets for 2003. In the first half, Retail costs (targeted at 3% growth for the full year 2003) were 3.8% higher than in the first half of last year but 0.6% lower than in the second half. As promised, the Corporate cost:income ratio fell (15.7% against 16.2% H1 2002). As a consequence of growing revenues, the Business Banking cost:income ratio was slightly lower than in the first half last year and usefully below the 57.1% incurred in the second half. It is therefore expected to fall for the year as a whole.

Capital Ratios

HBOS's capital resources have expanded faster than needed merely to support the 9% growth in risk weighted

assets and to fund the previously disclosed £500m injection into Clerical Medical. Higher retained earnings (up 42% against H1 2002) and the issue of £641m of innovative Tier 1 capital saw the Tier 1 ratio rise from 7.9% to 8.0%. Together with an increase of £2.4bn in Tier 2 capital this resulted in the Total capital ratio rising from 10.4% to 11.2%. These ratios are underpinned by the high quality of our banking assets and the very substantial amounts of unutilised Tier 2 capacity in our balance sheet.

(Page 6)

Merger Synergies Ahead of Plan

In the first half of 2003, £129m of revenue synergies and £121m of cost synergies contributed a combined £250m to the Group's results, more than half the full year target of £470m. We are now in the midst of the final stages of IT systems merger activity. Treasury have completed their programme of systems integration. The task of creating a unified Group IT infrastructure will be complete by the end of the year. With branch amalgamation almost complete, Retail expect the process of decommissioning of legacy systems to be substantially complete by the middle of next year. The run rate for merger synergies is now £500m so we remain absolutely confident of our ability to hit the £800m synergy target on schedule by January 2005.

Divisional Performance: Retail

As a genuine retailer with a distinctive consumer proposition – simple value for money products – HBOS Retail is generating rapid growth in both sales and profits. In the first half, profits before tax and exceptionals rose by 24% to £833m and we are firmly on track to meet or beat our 2003 sales targets.

Despite adopting an underweight position in the remortgage sector, the collective reach and service quality of the five HBOS mortgage brands has delivered an estimated 25% market share of net mortgage lending (target 23%). Growth in savings balances accelerated. Taken together with credit balances in bank accounts, total balances increased by £6bn (£7bn full year 2002) to £109.8bn increasing HBOS's share of UK Household Sector Liquid Assets to an estimated 15.6%. Both the Mortgage and Savings results were achieved without any cost to margins.

In traditional banking products HBOS continues to grow at the expense of its peers. The first half results show that we are on track to achieve this year's targeted sales of 1 million credit cards and 1 million bank accounts. Total sales of 500,000 new credit cards gave us an estimated 18% market share of new credit cards with balances growing by 8%. In bank accounts we gained 600,000 new accounts, an estimated 29% of the new and switcher market with credit balances growing by 19%.

Intelligent Finance is on track to break-even by the end of 2003, reducing its losses to £38m in the first half of 2003 down from £147m in the full year 2002. Operating income

was up 65% by comparison to the second half of 2002 whilst costs were stable. With stability in costs and improving revenues the break-even target is now in sight.

(Page 7)

Retail asset quality remains robust. Non-performing assets increased slightly from 1.78% of closing advances to 1.80%. The 18% increase in the provisions charge since H2 2002 reflects both the growth in balances and the normal ageing of the loan portfolio. The charge for provisions as a percentage of average advances was 0.14%, 1bp higher than in H2 2002. Our lead credit quality indicators remain stable.

Based on end June 2003 house prices, the average loan to value ratio for the entire residential mortgage book reduced again, from 43% to 42%. On the same basis only 8.4% (8.6% end 2002) of the mortgage book had a loan to value ratio in excess of 85%.

The Retail cost:income ratio fell below 50% to 48.4% (53.6% H1 2002) through a combination of sales growth, improved productivity and tight cost control.

Insurance & Investment

HBOS's distribution power in Insurance and Investment has delivered a significant increase in general insurance sales, up 20%, and a resilient 3% overall increase in investment sales. Total profits before tax and exceptionals increased by 26% to £389m (£309m in H1 2002).

Insurance profits rose by 12% to £213m (£191m in H1 2002). HBOS is turning its low cost distribution advantage directly into value for consumers and attractive returns for shareholders. Sales of household and repayment insurance products increased by 11% and 13% respectively in the first half, whilst sales of motor insurance policies, up 82%, saw esure exceed 600,000 policies, on track to achieve the targeted 1 million policies well ahead of the original 2005 plan.

We are now embarked on two new developments which will enhance our growth prospects. Last month we announced a new insurance venture with Peter Wood to extend the reach of our motor insurance activity. And today, as separately announced, the underwriting of our household insurance will transfer from Royal & Sun Alliance to HBOS on renewal during 2004. For a number of years all the administration, product design, pricing and claims management has been undertaken by HBOS. The transfer will therefore be simple to effect and seamless for customers. As an underwriter, HBOS will recognise its profits from household insurance later than has been the case as a commission earning introducer. This will have the effect of reducing reported profits in 2004, but not thereafter, by around £76m.

(Page 8)

Investment profits rose by 49% to £176m (£118m H1 2002) due to a significant reduction in negative short term fluctuations in investment returns, which were only partially offset by reduced earnings from existing business.

Action taken to improve new business profitability has more than offset unfavourable changes in product mix. In consequence, new business profitability increased to 23% of equivalent premiums, moving towards our target of 25%.

In our Investment businesses bancassurance sales were ahead by 34% as the strategy of offering simple, value for money investment products through our highly productive branch network continues to connect with the customers who make up the UK's largest liquid savings franchise. Clerical Medical's UK intermediary sales were resilient, down just 2% in difficult market conditions. Sales into Europe, particularly Germany, fell more sharply. Overall, intermediary sales were down 15%. In Wealth Management, as high net worth investors await a sustained recovery in stock markets, sales at St James's Place Capital were 17% lower than a year earlier.

Across the industry as a whole, depressed stock markets have reduced both the demand for investment products and the profitability of product providers. As a consequence this market is consolidating around those players, like HBOS, with cost effective distribution and strong capital resources.

Business Banking

Following the major investment made in taking our SME products and services into England and Wales, Business Banking profits rose by 16% to £177m. The newly established relationship managers field force and the direct business bank are both gaining customers at the expense of our peers. Risk weighted assets rose by 13% and £3bn of new deposits represented a 24% growth in balances since the year end.

The investment required in people, systems and infrastructure was substantially completed in the second half of last year. So although underlying operating expenses rose 13% against the first half last year, they were virtually unchanged on the second half of 2002. As promised therefore, for 2003 as a whole, we are on track to reduce the cost:income ratio.

The more stable market in motor residuals made for better trading from both our motor finance and contract hire/vehicle management businesses. Our Australian and Irish Business Banking operations also made good progress.

Growth in Business Banking has not been at the expense of credit quality. As a percentage of advances, non-performing assets were little changed at 2.19% (2.21% end 2002) whilst the provisions charge, as a percentage of average advances, fell to 0.30% against 0.36% in H2 2002.

Corporate Banking

Good levels of activity and attractive margins allowed Corporate to sustain momentum without an increase in risk appetite or a move outside long established areas of expertise. Risk weighted assets grew by 10% in the half year whilst deposits rose by £3.6bn (up 26%). Corporate's increased focus on leading and subsequently selling down transactions saw non- interest income 37% higher than a year earlier and profits rose by 23% to £398m.

The distribution of our loan portfolio across industries is broadly unchanged. The largest sector, accounting for over 30% of loans, continues to be construction and property. Our focus here is primarily on the property investment sector where in the first instance the credit exposure is protected by good quality rental covenants. We have very limited exposure to commercial developments.

Our credit quality indicators remain relatively stable which is directly reflected in the first half's experience and the provisions charge of 0.36% of average advances was little changed (0.38% H2 2002). Non- performing assets represent 1.8% of advances against 1.6% at end 2002.

Despite significant investment in people, systems and new risk rating models as we prepare for the new Basel Capital Accord, our commitment to cost efficiency saw a further improvement in the cost:income ratio to 15.7% against 16.2% a year earlier.

A reputation for innovation, the ability to make things happen quickly and HBOS's market standing have enabled us to build market leading positions, most notably with our Structured Finance, Integrated Finance and Joint Venture offerings where we position ourselves as a "one stop" shop for the full range of underlying banking products.

Our clear commitment is to maximise the return from such market positions. As we do so, asset growth is moderating and will continue to do so. By 2004 we expect that Corporate will itself be generating almost all the capital required to support its projected growth.

(Page 10)

Treasury

Treasury profits of £109m were 15% below those achieved in the first half last year, but 6% higher than reported for the second half. The comparative performance is a direct reflection of the better trading results achieved in the first half last year. This year, growth in sales of Treasury products partly offset a decline in the wholesale interest margin to produce an outcome consistent with the division's near term earnings potential.

Our Treasury is totally focussed on generating quality earnings. During the first half 42% of revenues derived from the management of funding and liquidity for the Group, whilst 39% was achieved through the provision of products and services to the HBOS Group or its customers.

Asset quality is strong. We avoid sub investment grade investments and in the first half in excess of 99% of our Investment Portfolio was rated single A or above. No credit provisions were required in the period.

In the first half HBOS Treasury Services was very active in funding and capital raising for the Group and since then it has successfully launched the first covered bond in the UK market – a new source of funding for HBOS but more importantly a new financial instrument set to play a key role in funding tomorrow's mortgage market.

BankWest

BankWest's first half profits rose by 8% in local currency. In the midst of HBOS's current proposal to acquire the minority shareholders' interests, it is not appropriate to make further comment at this time.

Outlook and Prospects

The UK economy has stubbornly refused to succumb to recessionary pressures. Lower rates and the stimulus provided by sterling's fall against the Euro both point to an improving outlook.

The housing market has proved resilient with lending and transaction volumes now expected to be only modestly lower than 2002. Across the UK, prices are now likely to rise by 10% in 2003 even if that obscures a much slower market in the South. As was the case 12 months ago, the market remains heavily underpinned by low interest rates, benign unemployment prospects and a chronic shortage of new or refurbished housing stock.

The rate of growth in demand for unsecured personal credit has reduced. There are few if any early signs of a deterioration in retail credit conditions and the outlook remains benign.

(Page 11)

Activity levels in most of our Corporate markets are encouraging. As is reflected in these results we are not experiencing or indeed anticipating any significant deterioration in our Corporate credit experience.

Underpinned by tight reinsurance markets and a widespread shortage of capital in the industry, general insurance continues to provide HBOS with the opportunity to achieve good returns and growth.

In the investment products industry, stock markets have taken their toll of profits and sales prospects. HBOS's distribution and capital advantages mean that this presents a real opportunity for us to achieve the No.1 position in UK investment product sales.

There are some early signs of improving business and investor sentiment. And we operate primarily in one of the developed world's strongest economies. Even so, we continue to have to work with more than the usual levels of uncertainty and change.

All of which is greatly to HBOS's advantage. HBOS has a distinctive strategy. It is well diversified, financially strong and enjoys the benefit of strong market positions underpinned by inherent cost advantage. We are well positioned to turn current market conditions to the advantage of both our customers and our shareholders.

As such, we look forward to the rest of the year with confidence and remain committed to all our published targets.

(Page 12)

Financial Highlights

	Half year ended 30.06.2003 £m	Half year ended 30.06.2002 (1) £m	Half year ended 31.12.2002 £m	Year ended 31.12.2002 £m
Divisional profit before tax and exceptional items				
Retail Banking	**833**	671	755	1,426
Insurance & Investment	**389**	309	280	589
Business Banking	**177**	153	154	307
Corporate Banking	**398**	323	358	681
Treasury	**109**	128	103	231
BankWest	**48**	40	35	75
Group Items	**(129)**	(117)	(130)	(247)
	1,825	1,507	1,555	3,062
Profit attributable to shareholders	**1,163**	948	968	1,916
Balance Sheet				
Loans and advances (gross of securitisation) (2)	**278,835**	231,116	255,342	255,342
Loans and advances (net of securitisation) (2)	**265,904**	224,522	248,778	248,778
Total assets	**382,219**	325,515	355,080	355,080
Total assets (excluding long term assurance assets attributable to policyholders)	**342,014**	287,380	317,749	317,749
Subordinated liabilities	**11,475**	7,962	9,127	9,127
Shareholders' funds	**14,854**	13,506	13,769	13,769
Capital Adequacy	**%**	%	%	%
Tier 1 capital ratio	**8.0**	8.4	7.9	7.9
Total capital ratio	**11.2**	11.0	10.4	10.4
Performance Ratios	**%**	%	%	%
Post-tax return on mean equity(3)(4)(5)	**17.2**	16.3	15.2	15.9
Post-tax return on mean equity after adjusting for short term fluctuations in investment returns and changes in economic assumptions ("Target RoE")(3)(4)(5)	**17.3**	18.3	16.7	17.5
Cost:income ratio (6)	**42.1**	45.2	45.2	45.2
Net interest margin (4)(7)	**1.82**	1.85	1.81	1.83

Per ordinary share				
Earnings (basic) [8]	**30.3p**	25.3p	25.3p	50.6p
Earnings (underlying) [8]	**32.4p**	27.9p	28.2p	56.1p
Dividends	**10.3p**	9.8p	19.6p	29.4p
Dividends growth	**5%**	5%	5%	5%
Net asset value	**377p**	347p	353p	353p
Share Information				
Closing number of ordinary shares in issue (millions)	**3,838**	3,778	3,786	3,786
Average number of ordinary shares in issue for basic and underlying EPS (millions)	**3,777**	3,668	3,758	3,716

(Page 13)

(1) The figures and ratios for the half year to 30 June 2002 have been restated from those previously presented in the 2002 Interim Results to reflect the effect of the change in accounting policy at December 2002 to unsmoothed asset values for the purposes of determining the income from long-term assurance business.

(2) Loans and advances comprise loans and advances to banks, customers and operating lease assets.

(3) Excluding exceptional items.

(4) Annualised.

(5) These ratios have been restated for the half year to 30 June 2002 and for the year ended 31 December 2002. The restatement reflects the change in the calculation of mean equity to a monthly average basis. On a simple average of equity shareholders' funds, the equivalent post-tax return on mean equity would have been; first half 2003 17.0%; first half 2002 16.4%; second half 2002 15.1%; full year 2002 16.3%. The equivalent Target RoE would have been; first half 2003 17.2%; first half 2002 18.2%; second half 2002 16.6%; full year 2002 17.9%.

(6) The cost:income ratio is calculated excluding exceptional items, goodwill amortisation and after netting operating lease depreciation, amounts written off fixed asset investments and general insurance claims against operating income.

(7) Certain loans and advances to customers have been securitised. A "linked presentation" format is used for the statutory balance sheet presentation of these assets and the associated non-returnable finance. The margin is calculated before deduction of average loans and advances subject to non-returnable finance. If "linked presentation" had been applied to these average balances, as was the case in previous years, the net interest margin would have been 1.88% for the half year ended 30 June 2003 (half year ended 30 June 2002 1.87%; half year ended 31 December 2002 1.86%; year ended 31 December 2002 1.86%).

(8) Basic earnings per share is based on profit attributable to ordinary shareholders of £1,144m and weighted average number of ordinary shares in issue of 3,777m. Underlying earnings per share is based on underlying profit attributable to ordinary shareholders of £1,224m and weighted average number of ordinary shares in issue of 3,777m. The underlying profit attributable to ordinary shareholders has been calculated by adding back the post-tax impact of exceptional items of £31m and amortisation of goodwill (including Joint Ventures) of £49m.

(Page 14)

Key Divisional Statistics

	Half year ended 30.06.2003	Half year ended 30.06.2002	Half year ended 31.12.2002	Year ended 31.12.2002
Retail Banking				
Profit before tax and exceptional items (£m)	**833**	671	755	1,426
Net mortgage lending (£bn)	**11**	11	12	23
Net mortgage lending market share (estimated) (%)	**25**	31	29	29
Total mortgage balances (gross of securitisation) (£bn)	**161.1**	137.2	149.7	149.7
Total mortgage balances (net of securitisation) (£bn)	**149.8**	132.2	144.7	144.7
Stock of mortgages market share (estimated) (%) (1)	**23**	22	23	23
Total Retail deposit balances (£bn)	**109.8**	100.4	103.8	103.8
Share of UK Household Sector Liquid Assets (estimated) (%)	**15.6**	15.6	15.5	15.5
Total Retail lending to customers (net of securitisation) (£bn)	**164.6**	144.0	157.9	157.9
Risk weighted assets (£bn)	**94.2**	83.8	90.0	90.0
Bad debt charge as a % of average advances (%) (1)	**0.14**	0.12	0.13	0.25
Total provisions including interest in suspense as a % of NPAs (%)	**40**	41	43	43
Total provisions as a % of closing advances (%) (1)	**0.69**	0.74	0.72	0.72
NPAs as a % of closing advances (%) (1)	**1.80**	1.90	1.78	1.78
Net interest margin (gross of securitisation) (%) (2) (3)	**1.96**	2.02	1.96	1.99
Total cost growth (%) (4)	**3.8**	3.7	1.0	2.3
Cost:income ratio (%) (4)	**48.4**	53.6	51.4	52.5
Post tax return on equity (%) (3) (4) (5)	**23**	20	21	20
Insurance & Investment (6)				
Profit before tax and exceptional items (£m)	**389**	309	280	589
Insurance premium income (gross written premiums £m)	**747**	624	710	1,334
Insurance policies in force (000s)	**7,464**	6,036	6,998	6,998
Investment sales (effective premium income £m)	**606**	588	634	1,222
New business profitability (% of EPI)	**23**	21	23	22
Funds under management (£bn)	**74**	68	64	64
Post tax return on equity adjusted for short term fluctuations in investment returns and changes to economic assumptions (%) (3) (4) (5)	**13**	18	15	16
Business Banking				
Profit before tax and exceptional items (£m)	**177**	153	154	307
Total deposits (£bn)	**15.3**	11.8	12.3	12.3
Total lending to customers (£bn)	**26.7**	20.1	23.2	23.2
Risk weighted assets (£bn)	**30.2**	23.6	26.7	26.7
Bad debt charge as a % of average advances (%)	**0.30**	0.35	0.36	0.70
Total provisions including interest in suspense as a % of NPAs (%)	**71**	71	75	75
Total provisions as a % of closing advances (%)	**1.37**	1.74	1.48	1.48
NPAs as a % of closing advances (%)	**2.19**	2.73	2.21	2.21
Net interest margin (%) (3)	**2.76**	3.01	2.89	2.95
Cost:income ratio (%) (4)	**54.1**	54.3	57.1	55.7
Post tax return on equity (%) (3) (4) (5)	**15**	15	14	15

	Half year ended 30.06.2003	Half year ended 30.06.2002	Half year ended 31.12.2002
Corporate Banking			
Profit before tax and exceptional items (£m)	**398**	323	358
Total deposits (£bn)	**17.7**	12.9	14.1
Total lending to customers (gross of securitisation) (£bn)	**50.0**	40.7	45.5
Total lending to customers (net of securitisation) (£bn)	**48.6**	39.3	44.1
Risk weighted assets (£bn)	**58.8**	46.6	53.5
Bad debt charge as a % of average advances (%) (1)	**0.36**	0.34	0.38
Total provisions including interest in suspense as a % of NPAs (%)	**56**	59	68
Total provisions as a % of closing advances (%)(1)	**0.97**	0.92	1.01
NPAs as a % of closing advances (%)(1)	**1.8**	1.6	1.6
Net interest margin (gross of securitisation) (%)(2) (3)	**1.75**	1.72	1.81
Cost: income ratio (%) (4)	**15.7**	16.2	14.9
Post tax return on equity (%)(3) (4) (5)	**19**	19	18
Treasury			
Profit before tax and exceptional items (£m)	**109**	128	103
Risk weighted assets (£bn)	**13.5**	12.8	11.0
% of investment portfolio with credit rating A and above (%)	**99.8**	99.7	99.7
% of investment portfolio with credit rating AAA and above (%)	**91.2**	87.2	87.9
Net interest margin (bp) (3)	**13**	18	16
Cost:income ratio (%) (4)	**26.4**	24.7	30.7
Post tax return on equity (%)(3) (4) (5)	**19**	24	19

(1) Including lending subject to non-returnable finance.

(2) Certain loans and advances to customers have been securitised. A "linked presentation" format is used for st balance sheet presentation of these assets and the associated non-returnable finance. The figures and ratios are on all lending, including lending subject to non-returnable finance. If "linked presentation" had been applied to average balances, as was the case previously, the net interest margin for Retail Banking would have been 2.0 the half year ended 30 June 2003 (half year ended 30 June 2002 2.05%; half year ended 31 December 2002 year ended 31 December 2002 2.04%). The equivalent figures for Corporate Banking would have been 1.81% half year ended 30 June 2003 (half year ended 30 June 2002 1.79%; half year ended 31 December 2002 1.87% ended 31 December 2002 1.83%).

(3) Annualised.

(4) Excluding exceptional items.

(5) Post-tax return ratios have been restated for the year ended 31 December 2002. The restatement reflects the cha the calculation of mean equity to a monthly average basis.

(6) 30 June 2002 restated to reflect the effect of the change in accounting policy at December 2002 to unsmoothed values for the purposes of determining the income from long term assurance business.

(Page 16)

Retail Banking

The first half of 2003 has again seen us deliver strong sales and continue the profit growth momentum reflected in our 2002 results. Our commitment to deliver value, simplicity and transparency to consumers continues to drive strong bottom line growth with profit before tax and exceptional items 24% higher at £833m and the post tax return on equity increasing to 23% from 20% for 2002.

Our first half performance confirms we are on track to meet all our published targets for 2003. Highlights of this year's operational performance are:

- Net mortgage lending share of 25% (full year target 23%)
- 600,000 new bank accounts (full year target 1m)
- 500,000 new credit card accounts (full year target 1m)
- Cost growth of 3.8% and costs down 0.6% compared to the second half of 2002 (on track to deliver 3% cost growth target)
- £6bn growth in savings and banking credit balances.

We have again delivered significant income growth whilst restricting cost growth to just 3.8%. As a result, our cost:income ratio again improved, falling from 53.6% in the first half of 2002 to 48.4%.

Financial Performance

Profit and Loss Account	**Half year ended 30.06.2003 £m**	Half year ended 30.06.2002 £m	Half year ended 31.12.2002 £m	e 31.12.
Net interest income	**1,665**	1,446	1,561	
Non-interest income	**385**	339	382	
Mortgages & Savings	**301**	265	344	
Banking	**131**	114	126	
Personal Loans	**17**	18	15	
Credit Cards	**86**	70	81	
Other	**29**	18	29	
Fees and commissions receivable	**564**	485	595	
Fees and commissions payable	**(192)**	(146)	(202)	
Other operating income	**13**	-	(11)	
Operating income	**2,050**	1,785	1,943	
Operating expenses*	**(993)**	(957)	(999)	
Staff	**(439)**	(384)	(410)	
Accommodation, repairs and maintenance	**(23)**	(34)	(28)	
Technology	**(38)**	(42)	(33)	
Marketing and communication	**(121)**	(121)	(119)	
Depreciation:				
- Tangible fixed assets	**(28)**	(28)	(27)	
Other	**(57)**	(88)	(92)	
Sub total	**(706)**	(697)	(709)	
Recharges:				
- Technology	**(129)**	(117)	(138)	
- Accommodation	**(106)**	(60)	(73)	
- Other Shared Services	**(52)**	(83)	(79)	
Operating profit before provisions*	**1,057**	828	944	
Provisions for bad & doubtful debts				
Specific	**(221)**	(166)	(194)	
General	**(18)**	(4)	(9)	
Share of profits of associates and joint ventures	**15**	13	14	
Profit before tax and exceptional items	**833**	671	755	
Post tax return on equity*	**23%**	20%	21%	
Cost : income ratio*	**48.4%**	53.6%	51.4%	

* Excluding exceptional items

(Page 17)

Growth in lending balances and stable margins were the key drivers behind the 15% increase in net interest income to £1,665m (2002 £1,446m). With non-interest income 14% higher, total operating income grew by 15% year on year and exceeded £2bn for the first time.

Our continued focus on cost management and productivity gains enabled us to restrict year on year operating expense growth to 3.8%. Furthermore, operating expenses fell by 0.6% when compared to the second half of 2002. We remain confident that full year cost growth will be restricted to 3% for a second successive year. Our cost management performance is being greatly helped by our successful delivery of merger cost synergies.

Asset quality remains robust. Whilst the provisions charge rose by 18% compared to the second half of 2002, this reflects the significant growth in unsecured lending balances in recent years. Non-performing assets ("NPAs") as a percentage of period end loans and advances remained stable at 1.80% (December 2002 1.78%). Since the year end we have experienced modest increases in provisions and NPAs as our portfolio matures but this is a natural consequence of the significant balance growth delivered in recent years. Our lead credit quality indicators remain stable.

Net Interest Margins and Spreads		**Half year ended 30.06.2003 £m**	Half year ended 30.06.2002 £m	Half year ended 31.12.2002 £m	Ye ende 31.12.200 £
Net Interest Income:					
Interest receivable		**4,601**	3,931	4,305	8,2
Interest payable		**(3,048)**	(2,600)	(2,842)	(5,4
Capital earnings		**112**	115	98	2
		1,665	1,446	1,561	3,0
Average Balances:					
Interest earning assets	- securitised	**8,242**	1,803	4,970	3,4
	- other	**162,592**	142,325	153,049	147,7
		170,834	144,128	158,019	151,1
Interest bearing liabilities	- deposits	**108,599**	99,806	103,752	101,7
	- securitised	**8,242**	1,803	4,970	3,4
	- other	**53,993**	42,519	49,297	45,9
		170,834	144,128	158,019	151,1
Average Rates:		**%**	%	%	
Gross yield on interest earning assets		**5.43**	5.50	5.41	5.
Cost of interest bearing liabilities		**(3.60)**	(3.64)	(3.57)	(3.
Net Interest Spread		**1.83**	1.86	1.84	1.
Capital earnings		**0.13**	0.16	0.12	0.1
Net Interest Margin		**1.96**	2.02	1.96	1.

Certain loans and advances to customers have been securitised. A "linked presentation" format is used for the statutory balance sheet presentation of these assets and the associated non-returnable finance. In the calculation of net interest margin above, average balances are stated before deduction of non-returnable finance. If "linked presentation" had been applied, the net interest spread and margin would have been as follows:

	Half year ended 30.06.2003 %	Half year ended 30.06.2002 %	Half year ended 31.12.2002 %	Y en 31.12.2
Net Interest Spread	**1.93**	1.89	1.90	[illegible]
Net Interest Margin	**2.06**	2.05	2.02	[illegible]

(Page 18)

The net interest margin for the first half relative to the previous six months was unchanged at 196bps. The key movements were as follows:

Movement in Margin:	**Basis Points**
Net Interest Margin for the half year ended 31 December 2002	196
Add:	
Mortgages	3
Savings	3
Credit Cards	1
Capital Earnings	1
Less:	
Wholesale Funding	(3)
Banking	(3)

Personal Lending	(2)
Net Interest Margin for the half year ended 30 June 2003	**196**

Margin trends in our core businesses remain robust. Our first half performance benefited from wider spreads in mortgages and savings, both up 3bps as we took opportunities to reprice in response to base rate changes. These benefits were offset by a 3bps reduction attributable to increased wholesale funding together with reduced spread contributions from Banking and Personal Lending.

Non-Interest Income

Non-interest income increased by 14% to £385m (2002 £339m). Fees and commissions receivable were £79m higher at £564m, reflecting volume led growth in fee income across our principal product lines. This was partly offset by a £46m increase in fees and commissions payable, mainly reflecting a volume led increase in mortgage intermediary fees.

Operating Expenses

Despite strong sales volumes, operating expenses increased by only 3.8% to £993m (2002 £957m), and were 0.6% below the level incurred in the second half of 2002. We remain firmly on track to restrict full year 2003 cost growth to just 3%.

The combined impact of income growth and tight cost control enabled us to reduce the cost:income ratio below 50% for the first time to 48.4% (2002 53.6%). The analysis of operating expenses by cost type in 2003 reflects changes to the classification of direct and recharged expenditure. The total costs of the division are not materially affected by these changes and comparative figures have not been restated.

Provisions

Closing provisions as a percentage of period end loans and advances fell to 0.69% from 0.72% at the end of 2002. Total provisions (including interest in suspense) coverage of NPAs was 40%, down from 43% at the end of 2002. The apparent dilution in provisions cover is driven primarily by continuing house price inflation, resulting in lower specific provisions in respect of the secured portfolio.

The bad debt charge represented 0.14% (2002 0.12%) of average loans and advances in the first half, only 1bp higher than the charge for the second half of 2002. The total charge comprises £224m (2002 £168m) for unsecured and £15m (2002 £2m) for secured advances, reflecting the significant growth in unsecured balances in recent years. The secured charge continues to benefit from a combination of significant house price inflation, a stable mortgage arrears profile, reduced losses on possession and our ongoing focus on front end asset quality.

(Page 19)

Balance Sheet and Asset Quality	**As at 30.06.2003**	As at 30.06.2002	As at 31.12.2002
Loans & Advances to Customers:	**£bn**	£bn	£bn
Loans and advances to customers	**175.9**	149.0	162.9
Less: non-returnable finance	**(11.3)**	(5.0)	(5.0)
	164.6	144.0	157.9
Bad Debt Provisions:	**£m**	£m	£m
Specific	**877**	799	855
General	**330**	303	312
Total	**1,207**	1,102	1,167
Provisions as % of Loans and Advances	**0.69%**	0.74%	0.72%
Classification of loans and advances*:	**%**	%	%
Home mortgages	**91**	91	91
Other personal lending:			
- Secured	**1**	1	1
- Unsecured	**4**	4	4
- Credit cards	**3**	3	3
- Banking	**1**	1	1
Total	**100**	100	100
Non-Performing Assets	**£m**	£m	£m

Secured	**1,889**	1,736	1,697
Unsecured	**1,270**	1,096	1,202
Total	**3,159**	2,832	2,899
Interest in Suspense	**£72m**	£67m	£70m
Total Risk Weighted Assets	**£94.2bn**	£83.8bn	£90.0bn
Total Customer Deposits	**£109.8bn**	£100.4bn	£103.8bn

* Before provisions and after deducting non-returnable finance

Total balance sheet provisions increased by £40m to £1,207m in the first half of 2003, analysed as follows:

	As at 30.06.2003	As at 30.06.2002	As at 31.12.2002
Closing Provisions	**£m**	£m	£m
Secured	**387**	376	389
Unsecured	**820**	726	778
Total	**1,207**	1,102	1,167

Closing provisions as a percentage of period end loans and advances were 0.69% (December 2002 0.72%) as shown below:

	As at 30.06.2003	As at 30.06.2002	As at 31.12.2002
	%	%	%
Secured	**0.24**	0.27	0.26
Unsecured	**6.14**	6.42	6.33
Total	**0.69**	0.74	0.72

(Page 20)

Our asset quality remains strong with growth in NPAs broadly tracking asset growth. NPAs as a percentage of period end loans and advances remained stable at 1.80% (December 2002 1.78%). Balance sheet provisions coverage of NPAs also remained stable at 40% (December 2002 43%).

	As at 30.06.2003		As at 30.06.2002		As at 31.12.2002	
	£m	**% of NPAs**	£m	% of NPAs	£m	% of NPAs
Specific	**877**	**28**	799	28	855	30
General	**330**	**10**	303	11	312	11
Interest in Suspense	**72**	**2**	67	2	70	2
Total	**1,279**	**40**	**1,169**	**41**	**1,237**	**43**

Operational Performance

Mortgages

In the first six months of 2003 we have continued to demonstrate the effectiveness of our five-brand strategy. By competing effectively through all channels, and across the complete range of mainstream and specialist mortgage segments, we have delivered an estimated first half net lending market share of 25% leaving us well placed to achieve our full year stock related share target of 23%.

Gross mortgage lending at £31.7bn was 26% up on the equivalent period in 2002 and represented an estimated 26% market share. In total the retail mortgage book has grown by £11bn to £161bn of assets at the end of June 2003 (including securitised assets of £11bn).

Asset quality has not been sacrificed in order to drive sales. The average income multiple remains prudent at just under two and a half times. Based on end June 2003 house prices the average LTV for the entire book fell to 42%, down from 43% at the end of 2002, and only 8.4% (December 2002 8.6%) of the book has LTVs in excess of 85%. The average LTV for new business in the first half of this year was 61% compared to 63% in 2002.

In the first half year we have deliberately adopted an underweight position in the remortgage sector as the lower longevity of these customer relationships continues to mean that remortgages deliver lower returns

We continue to benefit from our investment in "Best in Class" processing technology. During the first half of 2003 we have transferred "Bank of Scotland" branded mortgages onto our leading- edge mortgage processing platform. Our industry- leading service levels have once again been recognised. We were awarded "Best Overall Lender 2002/2003" by Your Mortgage magazine and "Best Mortgage Provider 2003" by Personal Finance magazine.

Contributions from the key mortgage brands were as follows:

	Gross Lending			**Net Lending**		
	Half year ended 30.06.2003 £bn	Half year ended 30.06.2002 £bn	Half year ended 31.12.2002 £bn	**Half year ended 30.06.2003 £bn**	Half year ended 30.06.2002 £bn	Half year ended 31.12.2002 £bn
Halifax and Bank of Scotland	**21.5**	17.5	21.3	**5.7**	5.4	6.1
Birmingham Midshires	**4.2**	2.0	3.6	**2.5**	0.9	2.0
The Mortgage Business	**2.2**	1.4	2.1	**1.2**	0.8	1.3
Intelligent Finance	**3.8**	4.2	4.7	**2.0**	3.5	3.1
Total	**31.7**	25.1	31.7	**11.4**	10.6	12.5

(Page 21)

Mortgage credit quality remains very strong, as measured by arrears performance and closing provisions as a percentage of period end loans and advances. Total mortgage arrears represent just 1.1% (December 2002 1.1%) of the value of the portfolio and total mortgage provisions as a percentage of period end loans and advances were 0.26% (December 2002 0.28%). The following tables demonstrate the relatively stable profile of mortgage arrears and possessions experience:

At 30th June 2003

Arrears	**Cases 000's**	**Total Mortgages %**	**CML Average %**	**Value of Debt* £m**	**Total Mortgages %**
3-6 months	**19.8**	**0.70**	**N/a**	**1,077**	**0.7**
6-12 months	**10.2**	**0.36**	**N/a**	**508**	**0.3**
Over 12 months	**4.0**	**0.14**	**N/a**	**172**	**0.1**
Total	**34.0**	**1.20**	**N/a**	**1,757**	**1.1**

	Opening Stock No.	**New Possessions No.**	**Disposals No.**	**Closing Stock No.**	**Value of Debt £m**
Possessions (half year)	**989**	**569**	**(826)**	**732**	**31**

At 31st December 2002

Arrears	Cases 000's	Total Mortgages %	CML Average %	Value of Debt* £m	Total Mortgages %
3-6 months	19.5	0.68	0.59	964	0.7
6-12 months	9.2	0.32	0.30	425	0.3
Over 12 months	3.9	0.14	0.15	177	0.1
Total	32.6	1.14	1.04	1,566	1.1

	Opening Stock No	New Possessions No	Disposals No	Closing Stock No	Value of Debt £m
Possessions (full year)	1,546	2,874	(3,431)	989	35

* Value of debt represents total book value of mortgages in arrears

Bank Accounts

Our market leading current account, combining attractive interest rates backed up by aggressive marketing, has allowed HBOS to sustain its attack on the incumbents in the UK banking market. The strong sales performance delivered in 2002 has been maintained with 605,000 new bank accounts opened in the first half

of 2003. The HBOS share of a growing new and switchers market is now estimated to be 29%.

New account openings and attractive interest rates have contributed to a strong growth in credit balances to £10.6bn (December 2002 £8.9bn). Debit balances have remained stable at £0.8bn, although credit quality has improved significantly. Provisions as a percentage of period end loans and advances have decreased to 3.6% from 4.7% at the end of 2002 and non-performing assets have declined to 5.3% of period end loans and advances (December 2002 6.8%).

Bank account customers have continued to migrate to lower cost distribution channels. Internet registered users have grown by 19% to 1.9m and the number of online transactions has increased by 26% in the last 6 months.

(Page 22)

Credit Cards

The HBOS credit card business continues to benefit from an extensive multi-branded product range coupled with the broadest distribution base of any UK retail bank (ranging from branches to direct mail and our broad collection of partnership and affinity arrangements). We acquired 533,000 new accounts (703,000 including those acquired through our joint venture partners) in the first half of 2003, resulting in an estimated HBOS market share of 18% of new credit card accounts. We are on track to meet our full year target of one million new credit card accounts.

Balances have increased by 8% to £4.2bn (December 2002 £3.9bn) and NPAs increased to 9.0% (December 2002 8.4%) of period end loans and advances.

We constantly monitor forward leading credit indicators and these have moved in line with NPA performance as the following table illustrates:

	30th June 2003	30th June 2002	31st December 2002
Credit utilisation*1	23.0%	26.0%	24.0%
Overdrawn limits*2	6.2%	6.1%	6.4%
Delinquency roll rates*3	46.7%	43.8%	43.3%

*1 percentage of total available credit lines which is drawn down

*2 percentage of accounts in excess of credit limit

*3 percentage of credit card balances in arrears which have worsened in the period

Since the end of 2002 we have experienced a modest deterioration in overdrawn limits and delinquency roll rates. As with NPAs, these trends reflect the combination of strong balance growth in recent years and the maturing portfolio. Our NPA performance is favourable when compared to the rest of the industry.

Personal Lending

HBOS continues to benefit from massive brand reach within the personal loans market, ranging from our core brands of Halifax and Bank of Scotland to our diverse range of joint venture brands. We remain one of the fastest growing providers of personal loans in the UK. Total gross lending on core brands for the first half of 2003 is stable compared to the same period last year against a background of a market decline of 6%. This growth was generated across all channels, with significant increases in Internet, up 116% year on year, and direct, up 6%. Balances outstanding have grown by 3% since the end of 2002.

Balance sheet provisions as a percentage of period end loans and advances are 7.30%, down from 7.49% at the end of 2002. NPAs declined to 11.5% of period end loans and advances (December 2002 11.8%).

Savings

Against a background of base rate falling to its lowest level for 50 years, HBOS has continued to perform extremely well in a fiercely competitive market. During the first half of 2003 our estimated overall market share of Household Sector Liquid Assets has increased to 15.6%.

Our multi-branded savings strategy has allowed us to grow savings balances by £4.3bn during the first half of 2003. This was achieved at the same time that £1.3bn (2002 £0.9bn) of customer deposits were transferred into HBOS long-term savings products, a new record level. The success of both our liquid savings and our bancassurance strategy gives us real confidence that we are consolidating our position as the nation's No.1 for retail savings and No.1 bancassurer.

(Page 23)

Intelligent Finance

	Half year ended 30.06.2003 £m	Half year ended 30.06.2002 £m	Half year ended 31.12.2002 £m	Ye end 31.12.20 £
Net interest income	**60**	(1)	36	
Non-interest income	**(4)**	(4)	(2)	
Operating income	**56**	(5)	34	
Operating expenses	**(76)**	(73)	(75)	(1
Operating loss before provisions	**(20)**	(78)	(41)	(1
Provisions for bad & doubtful debts				
Specific	**(17)**	(10)	(15)	(
General	**(1)**	-	(3)	
Loss before tax	**(38)**	(88)	(59)	(1
Total Lending to Customers	**£14.5bn**	£9.2bn	£12.4bn	£12.4
Total Customer Deposits	**£3.8bn**	£2.9bn	£3.3bn	£3.3
Total Risk Weighted Assets	**£7.3bn**	£5.0bn	£6.7bn	£6.7

Intelligent Finance (IF) remains on track to deliver our declared goal to break-even by the end of 2003. Strong growth in net interest income and stability in operating costs were the key factors behind a £21m reduction in losses compared to the second half of 2002. Further income improvements, allied to stable costs and provisions, will drive a further reduction in losses in the second half of this year.

Customer advances increased by £2.1bn in the first half as IF took a UK net mortgage lending share of 5%. Customer deposits have grown by £500m including a doubling of Cash ISA balances. Operating income was 65% higher than the level achieved in the second half of 2002, whilst operating expenses and provisions remained stable. Other key features of the first half performance were:

- 750,000 accounts now open, up from 600,000 at December 2002.
- average products per customer remained at 2.2 reflecting the influx of new customers to the ISA product.
- IF's reputation for product and service excellence continues to be recognised with awards including "Centralised Lender of the Year" (What Mortgage); "Best Provider of Flexible Mortgages" (Mortgage Introducer) and "Gold Mortgage Provider" (Financial Adviser).
- St James's Place Bank mortgage balances now total over £1bn, with deposit balances of almost £400m.

Prospects

Retail Banking's first half performance provides further evidence that our strategy, based on delivering value, simplicity and transparency to customers, continues to drive real shareholder value. Strong growth in balances linked to margin stability is delivering significant income growth which, combined with a disciplined approach to cost management, continues to drive outstanding growth in profits and returns. Our focus for the second half of 2003 will be unchanged. We confidently expect to meet or exceed all of our published targets for the full year.

(Page 24)

Insurance & Investment

The positive momentum of the Insurance Business was maintained in the first half of 2003 with sales up by 20% overall and each major line of business showing useful growth. Of particular note was the performance of esure, where motor insurance sales increased 82% against the equivalent period last year.

Against the backdrop of volatile stock markets and poor trading conditions, the Investment Business performed resiliently with overall sales 3% ahead of the same period last year. The trends by channel seen in previous reporting periods continued, with a strong performance in Bancassurance, where sales increased by 34%, contributing to an overall increase in UK investment sales of 11%.

Profit before tax and exceptional items advanced by 26% to £389m. Insurance profits increased by 12% to £213m, with strong contributions from both the household and repayment insurance businesses. Investment

profits increased by 49% to £176m, the result bouncing back from last year's performance which was adversely affected by short term fluctuations in investment returns. This improvement in reported profit was achieved despite lower margins on in-force business and assets under management as a result of lower stock market levels.

Financial Performance

	Half year ended 30.06.2003 £m	Half year ended 30.06.2002 £m	Half year ended 31.12.2002 £m	Y enc 31.12.2(
Net interest income	**26**	18	32	
Non-interest income	**535**	429	402	[illegible]
Income from long term assurance business	**216**	124	109	[illegible]
General insurance premium income	**171**	177	143	[illegible]
OEIC/Unit trust management income	**48**	33	17	
Fund management income	**19**	20	16	
Other fees and commissions receivable	**175**	140	212	[illegible]
Fees and commissions payable	**(98)**	(79)	(87)	(1
Other operating income	**4**	14	(8)	
Operating income	**561**	447	434	[illegible]
Operating expenses*	**(125)**	(89)	(107)	(1
Staff	**(40)**	(31)	(41)	[illegible]
Accommodation, repairs and maintenance	**(5)**	(7)	(6)	[illegible]
Technology	**(6)**	(4)	-	
Marketing and communication	**(8)**	(7)	(10)	[illegible]
Depreciation – Tangible fixed assets	**(3)**	(2)	(4)	
Other	**(33)**	(13)	(27)	[illegible]
Sub total	**(95)**	(64)	(88)	(1
Recharges - Technology	**(16)**	(9)	(11)	[illegible]
- Accommodation	**(11)**	(1)	(3)	
- Other Shared Services	**(3)**	(15)	(5)	[illegible]
General insurance claims payable	**(42)**	(43)	(36)	[illegible]
Amounts written off fixed asset investments	**2**	(1)	(3)	
Operating profit*	**396**	314	288	[illegible]
Share of profits of associates and joint ventures	**(7)**	(5)	(8)	[illegible]
Profit before tax and exceptional items	**389**	309	280	[illegible]
Post tax return on equity**	**13%**	18%	15%	1

* Excluding exceptional items.

** Calculated excluding exceptional items and short term fluctuations in investment returns. As highlighted in our 2002 results announcement, Return on Equity is of limited value in gauging the returns from Long Term Assurance Business accounted for on an embedded value basis and for that part of our Insurance Business not currently underwritten in-house.

(Page 25)

Insurance Business

Financial Performance

Profit before tax and exceptional items from the Insurance Business increased by 12% to £213m as the business continues to perform strongly, primarily as a result of mortgage and personal loan growth in Retail.

	Half year ended 30.06.2003 £m	Half year ended 30.06.2002 £m	Half year ended 31.12.2002 £m	e 31.12.
Net interest income	**11**	5	17	
Non-interest income	**301**	263	283	
Income from long term assurance business	**36**	28	35	
General insurance premium income	**171**	177	143	
Other fees and commissions receivable	**172**	127	190	
Fees and commissions payable	**(79)**	(76)	(80)	[illegible]
Other operating income	**1**	7	(5)	
Operating income	**312**	268	300	

Operating expenses*	**(50)**	(29)	(47)
General insurance claims payable	**(42)**	(43)	(36)
Operating profit*	**220**	196	217
Share of profits of associates and joint ventures	**(7)**	(5)	(8)
Profit before tax and exceptional items	**213**	191	209

* Excluding exceptional items

Operational Performance

Insurance sales increased 20% to £747m gross written premiums in the first half of 2003, with good progress being made on all major product lines.

Insurance Sales	**Gross Written Premiums**		**Number of In-force Policies**	
	Half year ended 30.06.2003 £m	Half year ended 30.06.2002 £m	**Half year ended 30.06.2003 000's**	Half year ended 30.06.2002 000's
Repayment	**433**	383	**3,346**	3,015
Household	**200**	180	**2,395**	2,166
Motor	**89**	49	**581**	309
Other	**25**	12	**1,142**	546
Total	**747**	624	**7,464**	6,036

Repayment
Sales of repayment insurance under the Halifax and third party brands increased by 13% to £433m as a result of continued success in cross- selling to personal loan and credit card customers. All repayment insurance offered to Group customers is now underwritten by Halifax Insurance Ireland and all third party business is underwritten by St. Andrew's Insurance following the successful completion of the repayment insurance integration programme.

Household
Sales of household insurance under the Halifax, Intelligent Finance, esure and Sainsbury's Bank brands increased by 11% to £200m as a result of continued success in cross-selling to mortgage customers and sales of our standalone insurance through Retail branches.

(Page 26)

As announced to the market separately today, during 2004 the underwriting of our household insurance business will move on renewal to St. Andrew's Insurance from Royal & Sun Alliance. Because the administration, pricing and claims management of this business has for a number of years been successfully undertaken within HBOS, we are confident that the high quality of customer service and levels of retention achieved by our household insurance business will be maintained during this transition. The consequent change to the timing of recognition of net income as we move from commission (accounted for in the year of receipt) to premiums (accounted for as the premiums are earned) will result in a one-off reduction in reported profits of circa £76m in 2004.

Halifax Home Insurance's position as a leading provider in the UK has been reaffirmed by inclusion in Which? Magazine's best buy tables for the 3rd year running and by recently winning the accolade of "Best Buildings and Contents Provider" in the Mortgage Advisor and Home Buyer Awards. Today's announcement is designed to protect and build on this position of strength.

Motor
Sales of motor insurance underwritten by esure under the esure, Halifax and Sainsbury's Bank brands increased by 82% to £89m. It is only two and a half years since esure started writing business and already over 600,000 motor and household policies have been sold, well ahead of schedule. esure remains on target to move into profitability in 2004.

As announced last month, and subject to FSA approval, we intend to launch a separate insurance brand in conjunction with Peter Wood in early 2004 to meet the needs of customers who currently fall outside of esure's target customer segment.

Financial Performance
Reported profit before tax and exceptional items for the Investment Business increased by 49% to £176m. This increase reflects the fact that last year's result was depressed by significant negative short term fluctuations in investment returns – the direct consequence of the fall in stock markets (the FTSE 100 fell from 5217 to 4656 in the first half of last year and by comparison this year it was little changed). The increase in reported profits was, however, partially offset by lower margins on existing in-force business and assets under management as a result of lower stock markets (the FTSE 100 was on average 25% lower in the first half of 2003 as compared to the same period last year). Profit before tax based on long term assumptions, i.e. after eliminating the effect of short term fluctuations in investment returns, therefore reduced by 33% to £193m.

	Half year ended 30.06.2003 £m	Half year ended 30.06.2002 £m	Half year ended 31.12.2002 £m	e 31.12.
Net interest income	**15**	13	15	
Non-interest income	**234**	166	119	
Income from long term assurance business	**180**	96	74	
OEIC/Unit trust management income	**48**	33	17	
Fund management income	**19**	20	16	
Other fees and commissions receivable	**3**	13	22	
Fees and commissions payable	**(19)**	(3)	(7)	
Other operating income	**3**	7	(3)	
Operating income	**249**	179	134	
Operating expenses*	**(75)**	(60)	(60)	
Amounts written off fixed asset investments	**2**	(1)	(3)	
Profit before tax and exceptional items	**176**	118	71	
Effect of short term fluctuations in investment returns	**17**	170	242	
Changes to economic assumptions	**-**	-	(90)	
Profit before tax based on long term assumptions*	**193**	288	223	

* Excluding exceptional items

(Page 27)

Long Term Assurance Business

The sources of income from long term assurance business on an embedded value basis are set out below.

	Half year ended 30.06.2003 £m	Half year ended 30.06.2002 £m	Half year ended 31.12.2002 £m	Year ended 31.12.2002 £m
Contribution from Existing Business	**138**	197	169	366
Contribution from New Business	**51**	60	60	120
Investment earnings using long term assumptions	**44**	37	32	69
Changes to economic assumptions	**-**	-	90	90
Short term fluctuations in investment returns	**(17)**	(170)	(242)	(412)
Income before tax from long term assurance business	**216**	**124**	**109**	**233**
Comprising: Investment Business	**180**	96	74	170
Insurance Business	**36**	28	35	63

As reported below, new business profitability for investment sales as a whole improved in the first half of 2003. However, because of a marked reduction in the proportion of long term assurance sales in favour of collective investment funds, the contribution made by new long term assurance business to reported profits was £9m lower at £51m.

The embedded value of long term assurance business at 30 June 2003 was £3,716m (2002 £3,199m) of which 45% (2002 43%) was shareholders' funds and the balance was the value of in-force business. The economic assumptions used in the embedded value calculation are unchanged from year end 2002.

	As at 30.06.2003 %	As at 30.06.2002 %	31.12.2
Discount rate (net of tax)	**8.5**	9.4	8
Equity return (net of tax credits)	**7.5**	7.5	7
Gilt return (gross of tax)	**5.0**	5.0	5
Expense inflation	**3.0**	3.0	3

New Business Profitability

As in previous years, to aid comparison with competitors and to illustrate the expected full lifetime value of all new investment sales (i.e. not just that part of the value of long term assurance business reported in the year of sale under the embedded value methodology), we have calculated new business profitability on an achieved profits basis using a discount rate of 8% per annum, and active experience and expense assumptions.

Overall, new business profitability increased to 23% EPI, largely as a result of further improvements in efficiency and case size. Further progress has thus been made towards our longer term target of 25% EPI.

	Half year ended 30.06.2003 EPI* £m	**Half year ended 30.06.2003 %EPI***	Half year ended 30.06.2002 EPI* £m	Half year ended 30.06.2002 %EPI*	Year ended 31.12.2002 EPI* £m	Ye end 31.12.2 %EI
Bancassurance	**290**	**26**	216	32	507	
Intermediary	**247**	**16**	289	14	561	
Wealth Management	**69**	**35**	83	19	154	
Total	**606**	**23**	588	21	1,222	

* EPI = equivalent premium income = annual premiums plus 10% of single premiums

(Page 28)

Operational Performance

Investment sales increased by 3% to £606m EPI in the first half of 2003, underlining the resilience of the HBOS multi-brand/multi-channel strategy in the face of poor trading conditions in almost all of our investment markets.

Total UK investment sales grew by 11% to £565m EPI in the first half of 2003. Based on the new business figures declared to date by other major competitors, we believe that HBOS will comfortably maintain its current position as the third largest life, pensions and investment provider in the UK market.

Investment Sales	**Half year ended 30.06.03 Single £m**	**Half year ended 30.06.03 Annual £m**	**Half year ended 30.06.03 Total £m**	**Half year ended 30.06.03 Total EPI £m**	Half year ended 30.06.02 Single £m	Half year ended 30.06.02 Annual £m	Half year ended 30.06.02 Total £m	30. Tot
Life	**2,073**	**45**	**2,118**	**251**	2,282	50	2,332	
Pensions	**1,136**	**94**	**1,230**	**208**	858	151	1,009	
Collective Investments	**1,239**	**22**	**1,261**	**147**	638	9	647	
Total	**4,448**	**161**	**4,609**	**606**	3,778	210	3,988	
Bancassurance	**2,421**	**48**	**2,469**	**290**	1,592	58	1,650	
Intermediary	**1,579**	**89**	**1,668**	**247**	1,608	127	1,735	
Wealth Management	**448**	**24**	**472**	**69**	578	25	603	
Total	**4,448**	**161**	**4,609**	**606**	3,778	210	3,988	

Bancassurance

Sales of investment business distributed via our Bancassurance channel increased by 34% to £290m EPI, with both Halifax and Bank of Scotland retail branches and Bank of Scotland Investment Service showing strong growth and further improvements in productivity. This performance re-confirms our position as the UK's leading bancassurer. It underlines the success of our customer champion strategy that offers simple, transparent, value for money products as part of an integrated approach to liquid savings and longer term

Intermediary
Clerical Medical's strong intermediary franchise underpinned a resilient performance in the UK which saw sales fall by only 2% to £206m EPI in the face of an anticipated steeper decline in the overall UK investment market and a resurgence of "special offers" from intermediary competitors to bolster sales figures. In the past 2 years, Clerical Medical has successfully moved away from with profits business towards less capital intensive products and has not pursued unprofitable special offers. In the first half 2003, with profits business accounted for less than 11% of UK intermediary sales in contrast to the same period two years ago when the percentage was 56%. As a consequence of these actions, new business profitability for the channel once again improved.

As reported at our full year results in February, HBOS's commitment to maintain the financial strength of Clerical Medical's with profit fund for existing customers was evidenced by the allocation of an additional £500m of capital early in 2003 in the face of volatile stock markets. The free asset ratio of Clerical Medical, excluding implicit items and before deduction of the required minimum solvency margin was estimated to be 9.9% as at 30 June 2003 (7.2% at 31 December 2002). Clerical Medical has not applied for any realistic reserving waivers from the FSA.

Sales outside of the UK were significantly affected by economic downturns in the major markets in which we operate, Germany and Hong Kong being the most significant. Whilst non-UK intermediary sales represent less than 17% of the overall intermediary channel, the decline nonetheless contributed to the 15% overall fall in intermediary sales to £247m EPI.

Wealth Management
Sales at St. James's Place Capital (SJPC) were 17% lower at £69m EPI as higher net worth investors continue to wait for evidence of a sustained recovery in the stock market before investing. As a consequence, the contribution of SJPC's new business to reported profits also declined.

(Page 29)

A full recovery of SJPC's performance is dependent on greater stability returning to investment markets and hence investor confidence but despite this the business model remains in good shape and continues to develop well with partner numbers increasing in the first half by 26 to 1,127 as intermediaries increasingly view SJPC as one of the winners from the planned changes to polarisation. The SJPC proposition for intermediaries has been further strengthened by the launch of a "Protection Panel", which offers protection products from a range of providers, and the continued adoption of non-investment wealth management services.

Asset Management
Insight Investment's funds under management increased by 19% to £68bn at 30 June 2003, the acquisition of Rothschild Asset Management in January 2003 contributing £9bn of funds to this total.

The integration of the two businesses is nearing a successful completion and is accelerating delivery of Insight's strategic goals, helping to position it as a major player in the institutional fixed income market and one of the UK's leading fund-of-fund providers.

Total Group assets under management, including assets managed by St James's Place, were £74bn at 30 June 2003.

Prospects

The outlook for our Insurance and Bancassurance businesses continues to be very encouraging with their momentum being linked to the success of HBOS's core banking businesses. Their prospects are likely to be further advanced by industry-wide regulatory reforms, which are expected to favour larger, more efficient providers offering simple, low cost products to the mass market.

In the UK intermediary market, Clerical Medical's franchise is increasingly positioning it as one of only a few winners in the face of market consolidation and the decline of the with profit market. The continued focus on less capital-intensive products together with the successful implementation of a shared services organisation will help ensure that Clerical Medical executes this transition steadily and profitably.

In the event of a market recovery and as polarisation reforms come through, SJPC's growth record is expected to be restored. The fortunes of Insight Investment are similarly linked in the near term to the market but with the capabilities recently acquired through Rothschild Asset Management, it is better positioned in any foreseeable market scenario.

With this mix of credentials right across the Insurance & Investment businesses, confidence in the brands, distribution and customer propositions remains strong.

(Page 30)

Business Banking

Financial performance in the first half has been strong, with a 16% increase in profit before tax and exceptional items to £177m (2002 £153m).

We have seen significant growth in business levels, with total advances to customers up 15% and deposits up 24% over the six month period since December 2002.

Financial Performance

	Half year ended 30.06.2003 £m	Half year ended 30.06.2002 £m	Half year ended 31.12.2002 £m	Y en 31.12.2
Net interest income	**352**	305	323	
Non-interest income	**305**	266	310	
Business Centres	**74**	64	72	
Asset Finance	**26**	18	29	
Motor Finance	**22**	19	20	
Other	**27**	16	27	
Fees and commissions receivable	**149**	117	148	
Fees and commissions payable	**(61)**	(62)	(57)	(
Operating lease rental income	**206**	187	225	
Other operating income	**11**	24	(6)	
Operating income	**657**	571	633	1,
Operating expenses*	**(421)**	(362)	(427)	(
Staff	**(147)**	(119)	(126)	(
Accommodation, repairs and maintenance	**(12)**	(14)	(12)	
Technology	**(16)**	(10)	(12)	
Marketing and communication	**(12)**	(10)	(13)	
Depreciation:				
Tangible fixed assets	**(10)**	(10)	(10)	
Operating lease assets	**(144)**	(117)	(157)	(
Other	**(31)**	(31)	(54)	
Sub total	**(372)**	(311)	(384)	(
Recharges:				
Technology	**(31)**	(26)	(25)	
Accommodation	**(6)**	(3)	(5)	
Other Shared Services	**(12)**	(22)	(13)	
Operating profit before provisions*	**236**	209	206	
Provisions for bad & doubtful debts				
Specific	**(74)**	(61)	(74)	(
General	**(1)**	(7)	(5)	
Amounts written off fixed asset investments	**(1)**	(3)	(3)	
Share of profits of associates and joint ventures	**17**	15	5	
Profit on disposal of business	**-**	-	25	
Profit before tax and exceptional items	**177**	153	154	
Net interest margin**	**2.76%**	3.01%	2.89%	2.
Net interest spread **	**2.52%**	2.57%	2.59%	2.
Bad debt charge as a % of average advances	**0.30%**	0.35%	0.36%	0.
Cost:income ratio***	**54.1%**	54.3%	57.1%	5
Post tax return on equity*	**15%**	15%	14%	

* Excluding exceptional items

** Net interest margin for this and previous periods now includes liquid assets in Business Banking principally outwith the U comparison on the previous basis would have been as follows:

Net interest margin	2.84%	3.11%	2.98%	3.
Net interest spread	2.59%	2.65%	2.68%	2.

*** Cost:income ratio has been calculated excluding exceptional items and after netting operating lease depreciation and amounts off fixed asset investments against operating income

(Page 31)

	As at 30.06.2003	As at 30.06.2002	As 31.12.20
	£bn	£bn	£
Loans & Advances to Customers	**26.7**	20.1	23
Bad Debt Provisions	**£m**	£m	£
Specific	**214**	207	1
General	**152**	143	1
Total	**366**	350	3
Provisions as % of Loans and Advances	**1.37%**	1.74%	1.48
Classification of loans and advances*:	**%**	%	
Agriculture, forestry and fishing	**3**	3	
Energy	**-**	1	
Manufacturing industry	**7**	9	
Construction and property	**24**	18	[illegible]
Hotels, restaurants and wholesale and retail trade	**15**	15	
Transport, storage and communication	**3**	5	
Financial	**11**	14	
Other services	**26**	23	[illegible]
Other lending – Motor Finance	**9**	11	
Overseas residents	**2**	1	
	100	100	1
Non Performing Assets (NPAs)	**£584m**	£548m	£51
Interest in Suspense	**£46m**	£38m	£4
NPAs as a % of Closing Advances	**2.19%**	2.73%	2.2
Provisions including interest in suspense as a % of NPAs	71%	71%	7
Total Risk Weighted Assets	**£30.2bn**	£23.6bn	£26.7
Total Customer Deposits	**£15.3bn**	£11.8bn	£12.3

* Before provisions

Operational Performance

Operating income has increased 15% to £657m (2002 £571m) driven by strong growth in business volumes across the division and fee generation.

Operating expenses, excluding operating lease depreciation, increased by £32m, up 13% compared to the same period last year with the principal increase being within staff costs. Growth in staff numbers has now slowed, increasing in the six months to June by 4%, to 7,402 with 87% in the UK, 8% in Ireland and 5% in Australia. Operating expenses excluding operating lease depreciation have increased by only 3% compared to the second half of 2002.

Our investment in developing a significant new business team across the UK is delivering results, contributing to healthy divisional loans and advances growth of 15% compared with the previous year end, together with strong deposit growth of 24%. In particular, our focus on deposits has been supported by the expansion of our specialist deposit teams and the introduction of market leading deposit products, which beat all the published standard business deposit rates offered by other major clearing banks.

The volumes of new business through all our channels continues to meet expectation, and in the six months to June 2003, our total UK business customer numbers rose by 16% to 317,000. In the past twelve months we have grown our current account numbers by 40%. This puts us well on our way to achieving our target 6% UK SME market share by end of 2004.

(Page 32)

Our Specialist Finance and Asset Finance areas continue to do well in competitive markets, recording asset growth of 8% in the six months to June 2003, with a strong performance from our property investment lending areas. Our Cashflow Finance business, active in factoring and invoice discounting markets, had a good first half performance with net advances up 10% to record levels.

In the Motor Finance area, new business is 11% ahead of the same period last year. Our Contract Hire and Vehicle Management businesses have had a good first half with healthy fleet growth giving us a group fleet size (including Lex Vehicle Leasing) of over 178,000.

Progress in our overseas businesses has been excellent. Capital Finance Australia has generated substantial growth across its property, asset finance and motor activities. Bank of Scotland (Ireland) continues to make strong progress in its strategy of becoming Ireland's No. 1 Business Bank, with growth in advances of 20% and in deposits of 33%.

Interest margins have been impacted by product mix changes as we build up our SME franchise in England and Wales, and have declined by 13 basis points to 2.76% against the second half of last year, as follows:

Movement in Margin	**Basis Points**
Net Interest Margin for the half year ended Dec 2002	289
Deduct	
Decrease in deposit margins	(7)
Decrease in capital earnings	(6)
Net Interest Margin for the half year ended June 2003	**276**

Overall credit quality remains good within our well diversified portfolio. Whilst in some sectors trading conditions have been difficult during the first half of 2003, we have utilised our integrated customer proposition to increase support for customers, for example through our Cashflow Finance business. We have also closely monitored early indicators of risk migration within the portfolio and changes in wider economic conditions to allow for the swift deployment of loss mitigation strategies. Our property-related activity remains focused on the investment market and relates to good quality assets with strong covenants. Our credit risk management systems have enabled us to grow our strategically important core SME business, without compromising asset quality.

The total provision charge of £75m for the half year was 0.30% as a percentage of average customer lending (2002 0.35%) with Non Performing Assets as a percentage of closing advances little changed at 2.19% against 2.21% at the year end.

Total Risk Weighted Assets increased by 13% to £30.2bn over the last six months.

Overall, these results deliver a post tax return on equity of 15% (year ended December 2002 15%).

Prospects

In our core UK banking markets our product and service proposition is giving us a significant net gain from customers switching between banks, and we remain on target to achieve projected step-change increases in new business banking volumes. We are achieving growth throughout our spread of businesses without impacting levels of credit quality and with a close focus on cost efficiency. Our ambition, flexible attitude to business and track record of providing innovative products continue to provide a sound basis for sustained growth in the future.

(Page 33)

Corporate Banking

A relationship bank with transactional excellence, Corporate's clear focus on controlled growth, improved returns, increased efficiency and credit quality have yet again delivered an impressive set of figures. Profit before tax and exceptional items rose by 23% to £398m compared to the prior year notwithstanding a challenging economic backdrop.

Financial Performance

	Half year ended 30.06.2003 £m	Half year ended 30.06.2002 £m	Half year ended 31.12.2002 £m	Y(end 31.12.20 !
Net interest income	**430**	344	393	7
Non-interest income	**277**	202	243	4
Arrangement fees	**134**	103	127	2
Commitment fees	**29**	20	30	
Guarantee fees	**15**	10	9	
Redemption fees	**17**	17	10	
International services	**6**	5	5	
Transaction fees	**8**	7	5	
Other	**8**	9	12	
Fees and commissions receivable	**217**	171	198	3
Fees and commissions payable	**(9)**	(7)	(7)	(
Profit on sale of investment securities	**16**	8	15	
Operating lease rental income	**46**	26	30	
Dividend income from equity shares	**7**	4	7	
Operating income	**707**	546	636	1,1
Operating expenses*	**(122)**	(94)	(100)	(1
Staff	**(56)**	(47)	(48)	(
Accommodation, repairs and maintenance	**(5)**	(5)	(5)	(
Technology	**(5)**	(2)	(3)	
Marketing and communication	**(2)**	(2)	(2)	
Depreciation:				
Tangible fixed assets	**(2)**	(1)	(1)	
Operating lease assets	**(15)**	(7)	(8)	(
Other	**(18)**	(9)	(18)	(
Subtotal	**(103)**	(73)	(85)	(1
Recharges				
Technology	**(9)**	(4)	(7)	(
Accommodation	**(2)**	(2)	(2)	
Other Shared Services	**(8)**	(15)	(6)	(
Operating profit before provisions*	**585**	452	536	9
Provisions for bad & doubtful debts				
Specific	**(157)**	(122)	(163)	(2
General	**(17)**	(10)	-	(
Amounts written off fixed asset investments	**(10)**	(3)	(10)	(
Share of (losses)/profits of associates and joint ventures	**(3)**	6	(5)	
Profit before tax and exceptional items	**398**	323	358	6
Net interest margin**	**1.75%**	1.72%	1.81%	1.7
Net interest spread**	**1.51%**	1.40%	1.52%	1.4
Bad debt charge as a % of average advances**	**0.36%**	0.34%	0.38%	0.7
Cost:income ratio***	**15.7%**	16.2%	14.9%	15.
Post tax return on equity*	**19%**	19%	18%	1

* Excluding exceptional items

** Certain loans and advances to customers have been securitised. A "linked presentation" format is used for the statutory balance sheet presentation of these assets and the associated non-returnable finance. The margin and spread is calculated before deduction of average loans and advances subject to non-returnable finance. On a "linked presentation basis", the margins and spreads would have been:

Net interest margin	1.81%	1.79%	1.87%	1.83%
Net interest spread	1.56%	1.46%	1.57%	1.52%

*** Cost:Income ratio has been calculated after netting operating lease depreciation and amounts written off fixed asset investments against operating income.

	As at 30.06.2003	As at 30.06.2002	A 31.12.2
Loans and Advances to Customers	**£bn**	£bn	£
Loans and Advances to Customers	**50.0**	40.7	4
Less: non-returnable finance	**(1.4)**	(1.4)	(
	48.6	39.3	4
Bad Debt Provisions	**£m**	£m	
Specific	**257**	164	
General	**228**	211	
Total	**485**	375	
Provisions as a % of Loans and Advances	**0.97%**	0.92%	1.0
Classification of Loans and Advances*:	**%**	%	
Energy	**3**	3	
Manufacturing industry	**8**	10	
Construction and property:			
Property Investment	**16**	13	
Housing Associations	**5**	6	
Housebuilding	**3**	3	
Other Property	**8**	9	
Hotels, restaurants and wholesale and retail trade	**8**	8	
Transport, storage and communication	**7**	10	
Financial	**6**	7	
Other services etc.	**16**	13	
Overseas Residents	**20**	18	
	100	100	
Non Performing Assets (NPAs)	**£906m**	£657m	£7(
Interest Held in Suspense	**£19m**	£14m	£
NPAs as a % Closing Advances	**1.8%**	1.6%	1
Provisions Including Interest in Suspense as a % of NPAs	**56%**	59%	(
Total Risk Weighted Assets	**£58.8bn**	£46.6bn	£53.
Total Customer Deposits	**£17.7bn**	£12.9bn	£14.

* Before provisions and after deducting non-returnable finance.

(Page 35)

A 25% increase in net interest income and an even stronger 37% increase in non-interest income saw our total operating income rising by 29% to £707m. This resulted from a significant increase in activity across our existing customer base and a continued strong flow of attractive new business. Our reputation for the professional delivery of creative, customised and added value solutions continues to attract an ever growing number of new customers. Our net interest spread was in line with the higher level seen in the second half of 2002 and was considerably ahead of last year's first half equivalent. Actual lending margins were up by a further 2 basis points since the year end, offset by a 3 basis point reduction in deposit earnings, the latter a direct consequence of a deliberate and successful policy to attract more deposits. Although the overall net margin reduced slightly this was in large part due to a reduction in net earnings on capital.

Movement in Margin	**Basis Points**
Net Interest margin for the half year ended Dec 2002	181
Add	
Improved lending margins	2
Deduct	
Reduced capital earnings	(5)
Reduced deposit margins	(3)

The strong rise in non-interest income resulted from a significant increase in fees and commissions across all areas of our business. Investment gains totalled £16m (2002, £8m), a satisfactory performance against a difficult exit environment. Operating lease rental income also grew strongly to £46m, reflecting the continued success of our asset finance operation.

Notwithstanding significant investment in new staff, better systems and enhanced risk management, we have continued to hold underlying expense growth below the rate of income growth leading to a further improvement in our cost:income ratio which fell to 15.7% from 16.2% in the equivalent prior year period. The underlying growth in staff numbers was significantly less than the growth in business reflecting further gains in productivity. Cost efficiency is a cornerstone of our operating philosophy and will be maintained. We will exit markets where we cannot establish a competitive edge, reallocating resource to more remunerative areas. The decision to close our Singapore office in April this year, where the balance of risk and reward and underlying cost base could not be justified, was just one visible aspect of this.

The lower share of profits from joint ventures and associates reflects the start up costs of a number of significant new joint ventures entered into during the course of the last 18 months.

The overall credit environment has remained relatively resilient notwithstanding the ongoing economic slowdown. Our provisioning profile was as follows:-

- The half year charge was £174m, equivalent to 0.36% of average advances. Whilst on an annualised basis this was almost identical to the overall position experienced in 2002, encouragingly it represented a decrease compared to the 0.38% recorded for the second half of last year.

- NPAs, as a percentage of closing advances, were 1.8% (1.6% December 2002).

Deposits grew faster than advances, up 26% to £17.7bn improving our self-funding ratio to 35.5%. Whilst the Division remains predominantly asset focussed, dedicated Corporate deposit teams proactively target this important element of the funding mix utilising a range of specialised products combining competitive rates, ease of use and service excellence. A number of additional deposit product initiatives are currently in course for roll out in the second half.

The Division's post tax return on equity was 19%, in line with the overall return achieved in 2002 but encouragingly up on the 18% recorded for the second half of last year. This represents an excellent return from Corporate Banking, particularly when provisions are running at a higher level than the through-the-cycle average. We remain committed to improving this further.

(Page 36)

Operational Performance

New Lending

As planned, our lending growth slowed in the first half. Total Loans and Advances to customers increased to £48.6bn, up 10% on the year end position. Total Risk Weighted Assets increased to £58.8bn, also up 10% on the year end position. The vast majority of this growth came in sectors that are very well known to us and where we have a wealth of experience. Whilst the first half of 2003 did not benefit from the high value, high profile deals completed in late 2002, we continued to close and syndicate a significant number of attractive mid market transactions.

Since the merger, our higher profile and increased balance sheet strength have resulted in an ever-increasing number of lending opportunities. Whilst we continue to see an excellent flow of high quality transactions we also continue to turn aside a significant volume of business that fails to meet our strict quality and return criteria.

Credit Quality

Although we continue to be faced with a challenging economic climate and cannot expect to be immune from the difficulties being seen in certain sectors, our various credit quality indicators remained relatively stable in the first half. When customers do experience problems the historically low level of interest rates has, in many cases, made these problems less threatening than in previous downturns.

We continue to invest heavily in all aspects of our risk management. We have successfully developed a number of new risk rating models which will be rolled out over the coming months as part of our preparations for the new Basel Capital Accord. We have refined our existing credit parameters and lending criteria, utilising our sectoral "traffic light" system whereby our appetite across 90 different sectors is reassessed and updated on a monthly basis. We also continue to constantly re-evaluate our underwriting and hold levels in

light of changes in market conditions and sentiment.

Our largest overall concentration continues to be construction and property, which represents over 30% of our advances where a clear focus on quality underpins the depth of our portfolio. Approximately half of our exposure is to the property investment sector where our facilities are supported by robust rental streams from a wide range of very acceptable covenants. Our next largest sub-sector is residential backed lending including Housing Associations. We have very limited commercial development exposure and even then only in first class locations in cities that we know extremely well. Our office-related development exposure in Greater London is minimal.

We continue to manage down our exposure to the Investment Trust sector with only some limited additional provisioning required. The well-publicised difficulties in the UK Power sector have also presented challenges and some provisioning has been necessary in the first half.

Key Business Areas
Operating from 22 offices in the UK and 12 overseas, the markets in which Corporate Banking operates are large and diverse and have the potential to deliver sustainable profitable growth for many years to come. We provide a comprehensive range of products and services, predominantly to an ever growing number of mid-market corporates, principally in the United Kingdom, but are increasingly extending our core competencies and proven expertise to appropriate overseas markets. Our franchise now includes carefully targeted profitable activities in Europe, North America and Australia.

We continue to lead the market in many areas. Our Structured Finance, Integrated Finance and Joint Venture offerings often incorporating a "one stop" mix of mezzanine and equity in addition to traditional senior debt and working capital, continue to attract significant new volumes of business whilst at the same time optimising our return on capital. In the public/private partnership arena, we continue to work closely with the public sector in the provision of social and economic infrastructure. We also continue to build selectively our Project and Asset Finance activities, moving up the value chain when suitable opportunities arise.

(Page 37)

Customer Service
We continue to challenge, consolidate and redesign our back office operations to improve customer service, increase cross-sales and drive down costs. Central to this is the ongoing rollout and development of best of breed systems solutions. As well as the ongoing migration of accounts to "Core Banking", our new real time relationship banking system, the first half of 2003 saw the successful delivery of our new state of the art internet enabled on-line banking platform. Currently being rolled out to customers, future developments include secure internet payment functionality, multi- banking and multi- currency international cash management facilities and on-line trade finance documentation capabilities.

Country Risk Exposure
83% of our exposures are in the UK, 7% in the USA, 6% in mainland Europe, 3% in Australia with only 1% outwith these regions, little changed from the position as at 31 December 2002. Our key focus remains on areas of the world that enjoy a stable political, economic and legal environment. We do not enter unfamiliar geographic areas with untested products.

Prospects

Our reputation as a strong, well focussed corporate lender is excellent and is underpinned by highly talented, experienced and committed colleagues. Our work in progress levels remain buoyant providing confidence in our earnings progression. With credit quality stable, we remain confident that the positive trends evidenced in the first half will be repeated come the year end and that by 2004 the Division will be generating almost all the capital required to support its projected growth.

(Page 38)

Treasury

Overall Treasury performance in the first half has been robust with profit before tax and exceptional items of £109m down on the first half of 2002 (2002, £128m) but up 6% on the second half of last year at £103m. Asset quality remains high and no credit provisions were required in the period. Sales of Treasury products to Corporate Banking and Business Banking customers were strong and helped to offset a decline in the interest margin. During the first half of the year, we successfully completed our systems integration, which represented the final stage of a complex integration project to merge the UK treasury operations of Bank of Scotland and Halifax plc into HBOS Treasury Services plc.

Financial Performance

	Half year ended 30.06.2003 £m	Half year ended 30.06.2002 £m	Half year ended 31.12.2002 £m	Year ended 31.12.2002 £m
Net interest income	**82**	103	97	200
Non-interest income	**66**	71	54	125
Dealing Profits	**64**	81	64	145
Fees Payable	**(8)**	(11)	(10)	(21
Other Income	**10**	1	-	1
Operating income	**148**	174	151	325
Operating expenses*	**(39)**	(43)	(46)	(89
Staff	**(22)**	(25)	(22)	(47
Accommodation, repairs and maintenance	**-**	(1)	(5)	(6
Technology	**(4)**	(4)	(2)	(6
Depreciation - tangible fixed assets	**(1)**	-	(1)	(1
Other	**(7)**	(6)	(6)	(12
Subtotal	**(34)**	(36)	(36)	(72
Group Recharges:				
Technology	**(2)**	(3)	(8)	(11
Accommodation	**(3)**	(1)	1	
Other Shared Services	**-**	(3)	(3)	(6
Operating profit before provisions*	**109**	131	105	236
Provisions for bad & doubtful debts – specific	**-**	(3)	(1)	(4
Amounts written off fixed asset investments	**-**	-	(1)	(1
Profit before tax and exceptional items	**109**	128	103	231
Net Interest Margin (bp)**	**13**	18	16	17
Cost:income Ratio***	**26.4%**	24.7%	30.7%	27.5%
Post Tax Return on Equity*	**19%**	24%	19%	22%
Total Risk Weighted Assets	**£13.5bn**	£12.8bn	£11.0bn	£11.0bn

* Excluding exceptional items.

** Net interest margin has been calculated as net interest income divided by average interest earning assets excluding securities classified as trading assets.

*** Cost:income ratio has been calculated excluding exceptional items and after netting amounts written off fixed asset investments against operating income.

(Page 39)

Interest Income

Net interest income was £82m (2002 £103m). The fall reflected a slight change in the mix of funding and the yield curve seen in the markets for most of this year, which limited earnings and in turn impacted on the margin.

Non-Interest Income

Dealing profits were down from the strong performance of the first half of 2002, but in line with the second half of last year. The contribution from our core sales function continued to grow throughout the first six months, up 69% from last year as the business took advantage of the increased customer potential resulting from the merger. The enhancement of the Division's customer flow income continues to be a key strategic priority and further progress has been made over the last six months by extending the product range and leveraging the enhanced potential which has arisen as a result of the merger. The majority of dealing profits arose from activity related to customer sales. Other income of £10m (2002 £1m) includes income arising from a derivatives structuring transaction and profits from sales of investment securities.

Costs

Costs for the period were £39m (2002 £43m), 9% lower than the first half of 2002. Staff costs fell from the first half of 2002 due to lower performance related costs, but were in line with the second half of last year. There were also reductions following a review of technology spend. In addition, there was a change to the

Asset Quality
It remains our policy to avoid sub-investment grade investments. The quality of our interbank and investment portfolios remains high and our approach to credit continues to be cautious. This is demonstrated by our Investment Portfolio where 91.2% of assets were rated AAA and 99.8% were rated single A or above.

Quality of Earnings
Much of the growth in Treasury is driven by growth elsewhere in the Group. This ensures that the Treasury earnings can be regarded as being of particularly high quality within the Group.

Approximately 42% of the Division's total revenues arose from the provision of wholesale funding to the Group's banking divisions and the management of liquidity on behalf of the Group. The quality of earnings from funding is high as the growth in revenues tracks the growth in the aggregate of the three banking divisions' net funding requirements, driven by their respective asset growth. The quality of earnings from liquidity management is also very high because the quantum of liquidity grows in direct proportion to overall Group balance sheet growth. Furthermore, because the credit quality of Treasury's liquid asset portfolio is so high, the volatility of Treasury's earnings arising from credit risk is inherently low.

Around another 39% of the Division's total revenues in the period arose from the provision of treasury products to other divisions or to their customers. This also represents an extremely high quality stream of earnings because revenues will either match the natural growth of the other divisions and their customer business or exceed this growth rate, particularly where Treasury division, in line with its core strategy, increases its sales penetration of the captive external customer bases and adds to its product portfolio. Furthermore, the counterparty credit risk in respect of treasury product sales to external non-bank customers is borne by the banking division with the customer relationship. Consequently, in this growing strand of Treasury's business, the Group's policy framework insulates earnings from volatility arising from external non-bank counterparty credit risk.

Operational Performance

Business overview
Treasury provides and manages prudential and regulatory liquidity and wholesale multi-currency funding for the HBOS Group. Treasury is also responsible for arranging the Group's debt capital issuance and asset securitisation programmes. In addition, a range of treasury services is provided to SMEs and large corporate customers of the Business and Corporate Banking Divisions. The sales function within Treasury works with customers to develop risk management solutions tailored to meet their specific needs. Our overriding focus continues to be on high quality business which in the main, is derived from both internal and external customer flow business.

(Page 40)

Securitisation
Securitisation enables the Group to diversify funding sources and manage its capital resources. In March, Treasury arranged an issue of £4.76bn of Mortgaged Backed Securities denominated in US Dollars, euros and sterling via Permanent Financing (No.2) plc. The mortgages were originated in the UK by Halifax plc. In June Treasury arranged an issue of £2.26bn of Mortgaged Backed Securities denominated in US Dollars, euros and sterling via Mound Financing (No.3) PLC. The mortgages were originated in the UK by Bank of Scotland. Treasury's professionalism in combining innovation with sensitivity in debt capital and securitisation markets was recognised by the financial markets with the award of "Best Financial Borrower" and "Best Securitisation Borrower" announced in the June edition of Euromoney Magazine.

Funding
One of Treasury's key responsibilities is to provide wholesale funding and liquidity for the Group. In support of that role Treasury further diversified the range and sources of funding during the first six months of 2003. The Group maintains a number of funding programmes. In April the US and Euro Medium Term Note ("MTN") Programmes were increased in size from a combined US$40bn to US$65bn in order to meet the continuing growth in the Group's wholesale funding. In addition the Group operates a US$15bn US Commercial Paper ("CP") Programme and a Euro CP and Certificate of Deposit Programmes of €15bn and C$2bn. All three CP Programmes operate in the name of HBOS Treasury Services plc.

In July 2003, HBOS successfully launched and priced the first UK Covered Bond. The Covered Bond was issued by HBOS Treasury Services plc, secured over a pool of mortgages originated by Halifax plc. The issue of €3.0bn with a maturity of 7 years was well received by investors, notably from continental Europe, thereby achieving our aim of funding diversification and spreading our liabilities.

Treasury is also responsible for co-ordinating and executing the issue of subordinated debt by HBOS plc, Bank of Scotland and Halifax plc. During the last six months HBOS plc issued Upper Tier 2 capital of £600m of 5.75% Undated Subordinated Step-up Notes and Lower Tier 2 capital of €1bn of 4.875% Subordinated Notes due 2015 and JPY60bn 0.55% Subordinated Callable Notes due 2013. In addition, HBOS Capital Funding No. 1 L.P. issued Tier 1 capital of US$1bn 6.85% Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities and Scotland International Finance No. 2 BV issued Lower Tier 2 capital of US$1bn of 4.25% Subordinated Guaranteed Notes due 2013.

Integration

Treasury has been operating in the market as a single integrated business HBOS Treasury Services plc for over 12 months now, following the integration of the Halifax and Bank of Scotland treasury businesses at the end of May 2002. The success of HBOS Treasury Services reflects the benefits of combining the strengths of the Bank of Scotland and Halifax treasury businesses. Building on the considerable progress made on both the business and systems integration in 2002 the strong momentum was maintained during the 6 months to 30 June. The final "internal" stage, which involved a phased approach to consolidate fully and develop further our systems, was completed on time. Implementing these systems changes saw Treasury complete its integration project and helped to ensure that we achieved our targeted merger synergies. This represents the culmination of very significant effort by the skilled and highly dedicated team in Treasury at a time of both significant change and expansion of our business.

Prospects

Treasury's key goals remain unchanged. These are to become the preferred or sole provider of treasury services to the other divisions of HBOS and the predominant provider of treasury services to Business and Corporate Banking customers. With integration complete, we are now able to devote more of our attention to develop further our product range. This in turn will enable us to enhance the quality of the services we offer to the Group and its customers. Our position within the Group and close dialogue with colleagues from other divisions means that we can continue to benefit from the present and future growth potential of the Group businesses.

(Page 41)

BankWest

Financial Performance

	Half year ended 30.06.2003 A$m	Half year ended 30.06.2002 A$m	Half year ended 31.12.2002 A$m	Year ended 31.12.2002 A$m
Net interest income	**230**	205	211	416
Non-interest income	**131**	113	126	239
Operating income	**361**	318	337	655
Operating expenses	**(216)**	(193)	(211)	(404)
Staff	**(112)**	(92)	(106)	(198)
Accommodation, repairs & maintenance	**(13)**	(12)	(14)	(26)
Technology	**(4)**	(3)	(2)	(5)
Marketing & communication	**(16)**	(17)	(14)	(31)
Depreciation – tangible fixed assets	**(10)**	(12)	(12)	(24)
Fees and commissions payable	**(6)**	(5)	(6)	(11)
Other	**(55)**	(52)	(57)	(109)
Operating profit before provisions	**145**	125	126	251
Provisions for bad & doubtful debts				
Specific	**(20)**	(11)	(22)	(33)
General	**(7)**	(5)	-	(5)
Profit before tax	**118**	109	104	213
Net interest margin (1) (2)	**2.20%**	2.14%	2.12%	2.13%
Cost:income ratio(1)	**59.0%**	59.6%	61.7%	60.7%
Post tax return on equity	**14%**	14%	13%	14%

	As at	As at	As at	As at

	A$bn	A$bn	A$bn	A$bn
Loans and Advances to Customers[2]	**22.2**	20.1	20.4	20.4
Bad Debt Provisions	**A$m**	A$m	A$m	A$m
Specific	**72**	43	53	53
General	**100**	93	93	93
Total	**172**	136	146	146
Total Customer Deposits	**A$10.6bn**	A$9.4bn	A$10.4bn	A$10.4bn
Risk Weighted Assets	**A$17.3bn**	A$15.5bn	A$15.7bn	A$15.7bn

(1) Including income representing the fully tax equivalent gross up of A$5m (6 months to June 2002 A$6m, 6 months to December 2002 A$5m, year ended December 2002 A$11m).
(2) After securitisation
(3) The above table has been prepared under Australian GAAP, as reported by BankWest. The figures reported under the 'Financial Review' section on page 43 reflect the sterling equivalent under UK GAAP.

BankWest's total operating income for the six months to 30 June 2003 increased by 14% when compared to the six months ended 30 June 2002. Net interest income increased 12% compared to the first half of 2002. An increase in net interest margins from 2.12% in the second half of 2002 to 2.20%, as a result of a flat to negative yield curve environment, was the main contributor to the higher net interest income result.

Non-interest income increased 16%, representing the impact of a recent review of the fee structure on many consumer and business products in addition to relatively stronger growth in loans and advances.

Operating expenses increased by 12% compared to the first half of 2002. This included increases in personnel expenses reflecting inflationary increases and redundancy costs as a result of the reduction of some 160 full time equivalent staff following the implementation of a number of efficiency and cost control initiatives.

(Page 42)

The combined charge for specific and general provisions was A$27m including an increase in the general provision as a consequence of the growth in loans and advances. Net impaired assets as a percentage of total lending to customers were 0.6% (30 June 2002 0.8%, 31 December 2002 0.8%).

The mortgages book has continued to grow, increasing by 12% to A$11.5bn since 31 December 2002. The business book increased by A$0.7bn to A$9.7bn over the six months to 30 June 2003. A major part of this growth was the purchase of Australian Pharmaceutical Industries Ltd's subsidiary API Finance Ltd and its A$300m loan and lease book. Customer deposits have increased by 2% to $10.6bn.

HBOS Proposal

On 8 May 2003, HBOS made a proposal to the Board of BankWest to acquire all of the outstanding shares it does not already control (i.e. approximately 43%) of BankWest at a price of A$4.25 per share and to secure cancellation of all outstanding options under Schemes of Arrangement, to be convened by the Federal Court of Australia. After considering the HBOS proposal and a report from an Independent Expert, the independent directors of BankWest announced on 12 June 2003 that they unanimously recommend that shareholders and option holders vote in favour of the proposals at Scheme meetings scheduled to be held on 18 August 2003. If the Schemes of Arrangement are approved and conditions precedent related to the Schemes (including regulatory approvals) are met and final court approval is given, it is expected that BankWest will become a wholly owned subsidiary of the HBOS Group.

(Page 43)

Financial Review

Group profit before tax increased by £318m to £1,825m before charging exceptional costs of £44m relating to the merger of the Bank of Scotland and Halifax plc to create HBOS.

	Half year ended 30.06.2003 £m	Half year ended 30.06.2002 Restated £m	Half year ended 31.12.2002 £m	Ye end 31.12.2 £
Group profit before tax	**1,781**	1,438	1,471	2,9
Add back:				
Merger integration costs (page 53)	**44**	69	84	1
Group profit before tax and exceptional items	**1,825**	**1,507**	**1,555**	**3,0**

Divisional financial performance can be summarised as follows:

Half year ended 30 June 2003	**Retail Banking £m**	**Insurance & Investment £m**	**Business Banking £m**	**Corporate Banking £m**	**Treasury £m**	**Bank West £m**	**Group Items £m**	
Net interest income	1,665	26	352	430	82	93		2
Non-interest income	385	535	305	277	66	50		1
Net operating income	2,050	561	657	707	148	143		4
Operating expenses *	(993)	(125)	(421)	(122)	(39)	(84)	(129)	(1
General insurance claims		(42)						
Amounts written off fixed asset investments		2	(1)	(10)				
Operating profit before provisions*	1,057	396	235	575	109	59	(129)	2
Provisions for bad & doubtful debts								
Specific	(221)		(74)	(157)		(8)		
General	(18)		(1)	(17)		(3)		
Share of profits/(losses) of associates and joint ventures	15	(7)	17	(3)				
Profit before tax and exceptional items	**833**	**389**	**177**	**398**	**109**	**48**	**(129)**	**1**
Half year ended 30 June 2002								
Profit before tax and exceptional items	671	309**	153	323	128	40	(117)	1,

* Excluding exceptional items
** Restated

Profits before tax and exceptional items for the first half of 2003 compared to the first half of 2002 in Retail were up 24%, Corporate up 23%, Business Banking up 16%, Insurance & Investment up 26% and Treasury down 15%. Stable margins, strong asset growth and sound credit quality, together with tight cost control are the key drivers for profit growth. The reduction in Treasury profits was from a strong performance in the first half of 2002. Treasury profits for the first half of 2003 were 6% ahead of the second half of 2002.

Basic earnings per share increased by 20% to 30.3p. Underlying earnings per share before exceptional items and goodwill amortisation rose 16% to 32.4p (2002 restated 27.9p) and the proposed interim dividend is 10.3p, which is 5% higher than the previous financial year. The interim dividend will be paid on 17 October 2003 to shareholders on the register at the close of business on 15 August 2003.

(Page 44)

Post Tax Return on Mean Equity

Group post tax return on mean equity ("RoE") increased from 15.9% for the year ended 31 December 2002 to 17.2%. Group post tax return on mean equity is calculated by dividing profit attributable to ordinary shareholders before exceptional items by the monthly average of equity shareholders' funds.

	Half year ended 30.06.2003 £m	Half year ended 30.06.2002 £m	Half year ended 31.12.2002 £m	er 31.1
Post tax return				
Profit attributable to ordinary shareholders	**1,144**	929	950	1.
Exceptional items	**31**	51	61	
	1,175	980	1,011	1.
Mean equity	**13,803**	12,096	13,214	12.
	%*	%*	%*	
Group post tax return on mean equity	**17.2**	16.3	15.2	
Add back: Short term fluctuations in investment returns and changes in economic assumptions	0.1	2.0	1.5	
Target post tax return on mean equity	**17.3**	18.3	16.7	
Add back: Amortisation of goodwill	0.7	0.7	0.7	
Divisional post tax return on mean equity	**18.0**	19.0	17.4	

* Annualised

Previously, mean equity shareholders' funds were calculated on the basis of the simple average of equity shareholders' funds (i.e. opening plus closing equity shareholder funds divided by 2) which is a less precise calculation of average equity employed by the Group. On a simple average of equity shareholders' funds the equivalent RoE would have been; first half 2003 17.0%; first half 2002 16.4%; second half 2002 15.1%; full year 2002 16.3%.

The Group's Target RoE excludes the impact of short term fluctuations on investment returns in our investment businesses. On this basis the first half 2003 was 17.3% compared to 18.3% for the first half 2002, 16.7% second half 2002 and 17.5% for the full year 2002. Progress in achieving the Group's Target RoE was impacted adversely by lower returns from our investment businesses in difficult markets.

Mean equity has been allocated to divisions fully proportionate to their share of risk weighted assets except for Insurance & Investment, Treasury and BankWest where the amount allocated reflects the allocation of shareholders' funds and other forms of capital to the various subsidiaries of these divisions. The profit before tax and exceptional items reported for each Division is adjusted for allocated group items (excluding the allocation of goodwill), dividends on preference shares and innovative securities and equity minority interests, short term fluctuations in investment returns and changes to economic assumptions and tax at the Group's effective tax rate. Divisional post tax returns on mean equity are shown below:

	Half year ended 30.06.2003* %	Half year ended 30.06.2002* %	Half year ended 31.12.2002* %	Year ended 31.12.2002 %
Retail Banking	**23**	20	21	20
Insurance & Investment	**13**	18	15	16
Business Banking	**15**	15	14	15
Corporate Banking	**19**	19	18	19
Treasury	**19**	24	19	22
BankWest	**14**	14	13	14
Divisional post tax return on mean equity	**18**	19	17	18

* Annualised

(Page 45)

RoE's as reported for the year ended 31 December 2002 on the previous basis of calculation were Retail Banking 20.4%; Insurance & Investment 16.7%; Business Banking 15.4%; Corporate Banking 19.4%; Treasury 21.3%; BankWest 13.8%.

Group Net Interest Income

Group net interest income increased by £354m to £2,648m. Group margins were stable and the growth in net interest income reflects primarily strong asset growth.

	Half year ended 30.06.2003 £m	Half year ended 30.06.2002 £m	Half year ended 31.12.2002 £m	Year ended 31.12.2002 £m
Interest receivable	**8,729**	7,465	9,226	16,691
Interest payable	**(6,081)**	(5,171)	(6,750)	(11,921)
Net interest income	**2,648**	2,294	2,476	4,770
Average balances*				
Interest earning assets				
Loans and advances	**255,388**	215,943	230,124	223,092
Securities and other liquid assets	**28,535**	30,812	34,514	32,678
	283,923	246,755	264,638	255,770
Securitised assets	**9,833**	3,438	6,579	5,019
	293,756	250,193	271,217	260,789
* excluding trading assets				
Net interest margin	**1.82%**	1.85%	1.81%	1.83%

There were some reductions in the Business and Corporate Banking margins, due primarily to reduced net earnings on the capital allocated to these businesses, but a more favourable overall asset mix more than offsets such reductions.

Certain loans and advances to customers have been securitised. A "linked presentation" format is used for the statutory balance sheet presentation of these assets and the associated non-returnable finance. In the calculation of net interest margin above, average balances are stated before deduction of non-returnable finance. If "linked presentation" had been applied to the average balances (as was previously the case), the net interest margin would have been 1.88% for the half year ended 30 June 2003 (half year ended 30 June 2002 1.87%; half year ended 31 December 2002 1.86%; year ended 31 December 2002 1.86%).

(Page 46)

Non-Interest Income

Non-interest income increased by 20% to £1,618m. Net fees and commissions increased by 19% with strong performances from Business and Corporate Banking. Dealing profits were down on the first half of 2002, but in line with the second half. Income from long term assurance business, calculated using unsmoothed asset values, was £92m higher than the restated income for June 2002 which was adversely impacted by short-term fluctuations in investment returns.

	Half year ended 30.06.2003 £m	Half year ended 30.06.2002 Restated £m	Half year ended 31.12.2002 £m	Year ended 31.12.2002 £m
Fees and commissions receivable	**1,211**	1,001	1,156	2,157
Fees and commissions payable	**(382)**	(305)	(367)	(672)
Dealing profits	**70**	85	69	154
Profit on sale of investment securities	**32**	16	17	33
Other operating income				
Income from long term assurance business	**216**	124	109	233
General insurance premium income	**171**	177	143	320
Operating lease rental income	**252**	213	255	468
Other	**48**	35	48	83
Total	**1,618**	1,346	1,430	2,776

(Page 47)

Operating Expenses

Underlying operating expenses (i.e. excluding exceptional items, goodwill amortisation and operating lease depreciation) increased by 9% but were only 2% up on the second half of last year. The acquisition of Rothschild Asset Management in January this year accounted for £21m of the increase. The Group

written off fixed asset investments and general insurance claims from net operating income, improved from 45.2% to 42.1%.

	Half year ended 30.06.2003 £m	Half year ended 30.06.2002 Restated £m	Half year ended 31.12.2002 £m	Year ended 31.12.2002 £m
Operating expenses	**1,957**	1,802	1,960	3,762
Exceptional items	**(44)**	(69)	(84)	(153)
	1,913	1,733	1,876	3,609
Goodwill amortisation	**(46)**	(42)	(44)	(86)
Operating lease depreciation	**(159)**	(124)	(165)	(289)
Underlying operating expenses	**1,708**	1,567	1,667	3,234
Net operating income	**4,266**	3,640	3,906	7,546
Amounts written off fixed asset investments	**(9)**	(7)	(17)	(24)
General insurance claims	**(42)**	(43)	(36)	(79)
Operating lease depreciation	**(159)**	(124)	(165)	(289)
Underlying operating income	**4,056**	3,466	3,688	7,154
Cost:income ratio	**42.1%**	45.2%	45.2%	45.2%

Staff costs include an additional pension charge of £22m in respect of the Halifax Retirement Fund. The increased charge represents the best estimate of the 3 months impact of the triennial valuation of the Fund on the profit and loss charge from 31 March 2003, the effective date of the valuation. The increase in goodwill amortisation is mainly attributable to acquisitions in the period together with the inclusion of a full six months amortisation in respect of the increased acquisition cost in 2002 of the operating assets, sales force and unit linked and non-profit business of The Equitable.

	Half year ended 30.06.2003 £m	Half year ended 30.06.2002 £m	Half year ended 31.12.2002 £m	Yea ende 31.12.2 £
Staff	**842**	752	800	1,55
Accommodation, repairs and maintenance	**183**	167	181	34
Technology	**175**	185	197	38
Marketing and communication	**182**	165	209	37
Depreciation:				
Tangible fixed assets	**138**	130	129	25
Operating lease assets	**159**	124	165	28
Goodwill amortisation	**46**	42	44	8
Other	**188**	168	151	31
Total*	**1,913**	1,733	1,876	3,60

* Excluding exceptional items of £44m (half year ended 30 June 2002 £69m; half year ended 31 December 2002 £84m; year ended 31 December 2002 £153m).

As part of our continuous cost management programme we have reviewed the management and classification of direct and recharged costs, which has resulted in some changes between what are classified as direct and recharged costs but has no material impact on overall costs incurred by Divisions. Due to the nature of such changes it is not possible to restate the comparative analyses for previous periods.

(Page 48)

Group Items

Group items show the gross expenses of managing the Group, including technology so far as it is not devolved to divisions, accommodation and other shared services such as cheque clearing, mailing etc. The costs of technology, accommodation and other shared services (other than those borne directly by Group Functions) are subsequently recharged to divisions according to their usage and are shown under the operating expense analysis for each division. The net cost of Group items increased by £12m, including £4m increase in goodwill amortisation, and was flat compared to the second half of 2002.

	Half year ended 30.06.2003 £m	Half year ended 30.06.2002 £m	Half year ended 31.12.2002 £m	Year ended 31.12.2002 £m
Staff	**93**	114	118	232
Accommodation, repairs and maintenance	**133**	101	120	221
Technology	**104**	121	147	268
Marketing and communication	**33**	21	65	86
Depreciation	**90**	85	81	166
Goodwill amortisation	**46**	42	44	86
Other	**20**	(3)	(68)	(71)
Sub Total	**519**	481	507	988
Less Recharges				
Technology	**(187)**	(159)	(189)	(348)
Accommodation, repairs and maintenance	**(128)**	(67)	(82)	(149)
Other shared services	**(75)**	(138)	(106)	(244)
Total	**129**	117	130	247

(Page 49)

Balance Sheet Analysis

	Retail Banking £bn	Business Banking £bn	Corporate Banking £bn	Treasury £bn	Bank West £bn	Total 30 June 2003 £bn	Total 31 December 2002 £bn
Loans & Advances to Customers	175.9	26.7	50.0	1.6	9.2	263.4	240.9
Less: non-returnable finance	(11.3)		(1.4)		(0.2)	(12.9)	(6.6)
	164.6	26.7	48.6	1.6	9.0	250.5	234.3
Bad Debt Provisions including interest in suspense							
Specific	1.0	0.2	0.3			1.5	1.5
General	0.3	0.2	0.2		0.1	0.8	0.7
Loans & Advances to Customers (before provisions)	165.9	27.1	49.1	1.6	9.1	252.8	236.5
Total Risk Weighted Assets	94.2	30.2	58.8	13.5	7.2	204.3*	187.1*
Total Customer Deposits	109.8	15.3	17.7	14.2	4.3	161.3	150.2

* Includes risk weighted assets of £0.4bn (December 2002 £0.4bn) attributable to Insurance & Investment.

Loans and advances to customers increased by 9% to £263.4bn from 31 December 2002. During the first half of the year £7bn of loans were securitised. Within Retail Banking, loans and advances to customers increased by 8%. Corporate advances grew 10%, and Business Banking by 15%. Customer deposits grew £11.1bn (7%) to £161.3bn and wholesale funding by £7.1bn (6%) to £133.5bn.

The mix of the Group's loans and advances to customers (before provisions) at the period- end is summarised in the following table.

Classification of loans and advances*

	As at 30 June 2003 %	As at 30 June 2002 %	As at 31 December 2002 %
Agriculture, forestry and fishing	**-**	-	-
Energy	**1**	1	1
Manufacturing industry	**2**	3	3
Construction & property	**9**	8	9
Hotels, restaurants and wholesale and retail trade	**3**	3	4
Transport, storage and communication	**2**	2	2

Financial	**3**	3	3
Other services	**6**	5	5
Individuals:			
Residential Mortgages	**61**	64	62
Other Personal	**7**	7	7
Overseas residents	**6**	4	4
Total	**100**	100	100

* The classification of loans and advances follows the statutory analysis and is shown net of non-returnable finance. Before deducting non-returnable finance, residential mortgages would account for 62% of the total portfolio.

(Page 50)

Bad Debt Provisions & Non-Performing Assets

	Specific £m	General £m	Total £m
At 1 January 2003	1,321	703	2,024
Amounts written off during the half year	(391)		(391)
Disposals	(30)		(30)
Charge for the half year	460	39	499
Recoveries of amounts previously written off	14		14
Exchange movements	7	9	16
At 30 June 2003	**1,381**	**751**	**2,132**

The customer lending figures used within the calculations of credit quality ratios below are before deduction of non□returnable finance.

The total charge for bad and doubtful debts against Group profits was £499m (June 2002 £379m) representing 0.20% of average customer lending (June 2002 0.18%). Within this, the charge for specific provisions increased 29% to £460m (June 2002 £356m), representing 0.18% of average customer lending (June 2002 0.17%). The general provision charge for the half year amounted to £39m (June 2002 £23m).

Closing provisions as a % of period end customer advances are analysed in the following table:

	As at 30 June 2003		As at 30 June 2002		As at 31 December 2002	
	£m	**As % of customer advances**	£m	As % of customer advances	£m	As % of customer advances
Specific Provisions	**1,381**	**0.52**	1,189	0.54	1,321	0.55
General Provisions	**751**	**0.29**	691	0.32	703	0.29
	2,132	**0.81**	1,880	0.86	2,024	0.84

NPAs as a % of period end customer advances and provisions and interest in suspense as a % of NPAs are analysed between Retail residential mortgages and other advances in the following table:

	Customer Advances £bn	**NPAs £m**	**NPAs as % of Customer Advances %**	**Provisions and Interest in suspense £m**	**Provisions and Interest in suspense as % of NPAs %**
As at 30 June 2003					
Retail residential mortgages	161.1	1,889	1.17	389	21
Other advances	102.3	2,862	2.80	1,891	66
Total	**263.4**	**4,751**	**1.80**	**2,280**	**48**
As at 31 December 2002					
Retail residential mortgages	149.7	1,697	1.13	389	23
Other advances	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Total	240.9	4,206	1.75	2,165	51

(Page 51)

The cumulative provisions and interest in suspense, which are deducted from advances in the balance sheet, together with their percentage cover of NPAs are as follows:

	As at 30 June 2003		As at 30 June 2002		As at 31 December 2002	
	£m	**As % of NPAs**	£m	As % of NPAs	£m	As % of NPAs
Specific Provisions	**1,381**	**29**	1,189	29	1,321	31
General Provisions	**751**	**16**	691	17	703	17
Interest in Suspense	**148**	**3**	126	3	141	3
Total	**2,280**	**48**	2,006	49	2,165	51

Share of Operating Profits/(Losses) of Associates and Joint Ventures

Included within the share of operating profits/(losses) of associates and joint ventures are the following items:

	Half year ended 30.06.2003 £m	Half year ended 30.06.2002 £m	Half year ended 31.12.2002 £m	Year ended 31.12.2002 £m
Lex Vehicle Leasing*	**8**	6	7	13
Centrica Personal Finance	**9**	9	9	18
RFS	**4**	3	-	3
esure	**(7)**	(5)	(8)	(13)
Sainsbury's Bank	**3**	6	5	11
Other	**5**	10	(7)	3
Total	**22**	29	6	35

* After charging goodwill amortisation.

(Page 52)

Capital Structure

Regulatory Capital	**As at 30.06.2003 £m**	As at 30.06.2002 Restated £m	As at 31.12.2002 £m
Risk Weighted Assets			
On balance sheet	**187,865**	159,473	173,534
Off balance sheet	**16,396**	13,117	13,608
Total Risk Weighted Assets	**204,261**	172,590	187,142
Tier 1			
Share capital	**1,359**	1,344	1,346
Less: own shares	**(16)**	(8)	(17)
	1,343	1,336	1,329
Eligible reserves	**13,557**	12,277	12,620
Minority interests (equity)	**664**	686	626
Minority and other interests (non-equity):			
Preferred securities	**2,447**	1,805	1,802
Preference shares	**198**	198	198
Less: goodwill	**(1,899)**	(1,804)	(1,787)
Total tier 1 capital	**16,310**	14,498	14,788

Tier 2			
Undated subordinated debt	**3,550**	2,478	2,942
Dated subordinated debt	**6,890**	4,600	5,209
General provisions	**730**	655	652
Total tier 2 capital	**11,170**	7,733	8,803
Supervisory deductions			
Unconsolidated investments – Life	**(4,027)**	(2,793)	(3,503)
Unconsolidated investments – Other	**(292)**	(317)	(309)
Investments in other banks and other deductions	**(271)**	(186)	(252)
Total supervisory deductions	**(4,590)**	(3,296)	(4,064)
Total regulatory capital	**22,890**	18,935	19,527
Tier 1 capital ratio (%)	**8.0**	8.4	7.9
Total capital ratio (%)	**11.2**	11.0	10.4

Total regulatory capital increased during the half year from £19,527m to £22,890m. Both the Tier 1 capital ratio (8.0%) and the total capital ratio (11.2%) strengthened since the year end.

The issue of US$1,000m of innovative tier 1 securities in March 2003 raised a further £641m of Tier 1 capital. In addition, £302m of Tier 1 capital was generated as a consequence of certain shareholders electing to receive their 2002 final dividend on 23 May 2003 in the form of shares under the Share Dividend Plan. Tier 1 capital was further strengthened by internally generated capital from retained profits net of additional goodwill. Tier 2 capital was increased during the year by undated subordinated debt issues of £600m in April 2003 and dated subordinated debt issues of €1,000m in March 2003, US$1,000m in May 2003 and JPY60bn in June 2003. In sterling equivalent terms at the end of June 2003, these new dated issues totalled £1,608m.

In March 2003, £4.76bn of mortgage loans were securitised and a further £2.26bn of mortgage loans were securitised in June 2003. These securitised loans are not included within risk weighted assets.

Supervisory deductions mainly reflect investments in subsidiary undertakings that are not within the banking group for regulatory purposes. Deductions are made for the investments in Clerical Medical, St. James's Place Capital and St. Andrew's Group. Total deductions increased from £4,064m to £4,590m, mainly as a result of the Group injecting £500m into Clerical Medical.

The ratios for 30 June 2002 have been restated to reflect the change to unsmoothed asset values for the purposes of projecting future cash flows in determining income from the life assurance businesses attributable to shareholders. This resulted in a reduction of £255m within Tier 1 capital together with a corresponding decrease in the supervisory deduction for unconsolidated investments in the life business.

(Page 53)

Merger Cost Synergies and Revenue Benefits

Total merger synergies of £250m, which are analysed by division below, are included in the Group profit before tax and exceptional items for the first half 2003 (cost synergies of £121m and net revenue synergies of £129m). The run rate at 30 June 2003 is estimated at £500m, which has been calculated net of any one-off benefits realised in the period.

	Profit and Loss impact for the Half year to 30 June 2003		
	Net Revenue Benefits	Cost Savings	Total
	£m	£m	£m
Retail Banking	33	48	81
Insurance & Investment	3	5	8
Corporate Banking	68	1	69
Business Banking	17	1	18
Treasury	8	12	20
Group Services		54	54
	129	121	250

All divisions and functions are on track to achieve their target synergies and there is no change in the estimated profit and loss impact of total cost savings and revenue benefits (excluding one-off costs) from the update given in December 2002. Exceptional costs of £44m associated and necessary in achieving the synergies and benefits, were charged in the first half 2003. £153m was charged in 2002, £132m in 2001 and in total, by the end of 2004, we expect to have incurred costs of £450m.

(Page 54)

June 2002 comparative figures

The comparative figures for the half year ended 30 June 2002 have been restated to reflect the adoption at December 2002 of unsmoothed asset values for the purposes of projecting cash flows in determining income from the life assurance businesses attributable to shareholders. The effect of these changes on the reported results for the half year to 30 June 2002 are:

	As Reported	Adjustments	As Restated
	£m	£m	£m
Net operating income	3,711		3,640
Operating profit	1,480		1,409
Profit before tax and exceptional items	1,578		1,507
Profit before tax	1,509		1,438
Adjusted by:			
Effect of changing to unsmoothed asset values in embedded value calculations		(71)	
Profit after tax	1,079		1,024
Adjusted by:			
Effect of changing to unsmoothed asset values in embedded value calculations		(71)	
Tax thereon		16	
Profit attributable to shareholders	996		948
Adjusted by:			
Post tax adjustments as above		(55)	
Impact of post tax adjustments on equity minority interests		7	
Shareholders' funds	13,744		13,506

Adjustments to 2002 profits as above		(48)	
Adjustments to earlier year's profits – EV profits		(190)	
Total assets	325,770		325,515
Total assets excluding long term assurance assets	287,635		287,380
Adjusted by:			
Effects of changing to unsmoothed asset values in embedded value calculations		(255)	
Key ratios:			
Post tax return on mean equity (%)	16.9		16.3*
Cost:income ratio (%)	44.3		45.2
Underlying earnings (pence per share)	29.3		27.9
Basic earnings (pence per share)	26.6		25.3
Tier 1 capital ratio (%)	8.5		8.4
Total capital ratio (%)	11.0		11.0

* Restated in respect of the above and also for the revised monthly average basis of calculation of mean equity.

(Page 55)

Accounting Policies

The Group's accounting policies are unchanged from those stated in the 2002 Annual Report and Accounts.

The comparative figures at June 2002 have been restated to reflect the impact at that date of the change in policy at December 2002 to unsmoothed asset values in recognising income from long term assurance business. The impact of this change of accounting policy was to reduce income from long term assurance business and profit before tax for the half year to 30 June 2002 by £71m and to reduce the taxation charge by £16m. The value of the Group's reserves at 30 June 2002 has been reduced by £238m and minority interests (equity) reduced by £17m.

(Page 56)

Consolidated Profit & Loss Account

	Half year ended 30.06.2003 £m	Half year ended 30.06.2002 Restated £m	Half year ended 31.12.2002 £m	Year ended 31.12.2002 £m
Interest receivable				
Interest receivable and similar income arising from debt securities	**357**	531	351	882
Other interest receivable	**8,372**	6,934	8,875	15,809
	8,729	7,465	9,226	16,691
Interest payable	**(6,081)**	(5,171)	(6,750)	(11,921)
Net interest income	**2,648**	**2,294**	**2,476**	**4,770**
Fees and commissions receivable	**1,211**	1,001	1,156	2,157
Fees and commissions payable	**(382)**	(305)	(367)	(672)
Dealing profits	**70**	85	69	154
Income from long-term assurance business	**216**	124	109	233
Other operating income	**503**	441	463	904
Net operating income (all from continuing operations) (Note 1)	**4,266**	**3,640**	**3,906**	**7,546**
Administrative expenses (Note 2)	**(1,614)**	(1,506)	(1,622)	(3,128)
Depreciation and amortisation				
Tangible fixed assets	**(138)**	(130)	(129)	(259)
Operating lease assets	**(159)**	(124)	(165)	(289)
Goodwill amortisation	**(46)**	(42)	(44)	(86)
Operating expenses	**(1,957)**	**(1,802)**	**(1,960)**	**(3,762)**
General insurance claims	**(42)**	(43)	(36)	(79)
Provisions for bad and doubtful debts (Note 3)	**(499)**	(379)	(453)	(832)
Amounts written off fixed asset investments	**(9)**	(7)	(17)	(24)
Operating profit (all from continuing operations)	**1,759**	**1,409**	**1,440**	**2,849**
Before exceptional items	**1,803**	1,478	1,524	3,002

Exceptional items (Note 4)	**(44)**	(69)	(84)	(153)
Share of operating profits/(losses) of joint ventures	**11**	15	(7)	8
Share of operating profits of associated undertakings	**11**	14	13	27
Profit on disposal of business			25	25
Profit on ordinary activities before taxation	**1,781**	**1,438**	**1,471**	**2,909**
Before exceptional items	**1,825**	1,507	1,555	3,062
Exceptional items (Note 4)	**(44)**	(69)	(84)	(153)
Tax on profit on ordinary activities (Note 5)	**(516)**	(414)	(421)	(835)
Profit on ordinary activities after taxation	**1,265**	**1,024**	**1,050**	**2,074**
Before exceptional items	**1,296**	1,075	1,111	2,186
Exceptional items (Note 4)	**(31)**	(51)	(61)	(112)
Minority interests: (equity)	**(29)**	(12)	(23)	(35)
(non-equity)	**(73)**	(64)	(59)	(123)
Profit attributable to Shareholders	**1,163**	**948**	**968**	**1,916**
Dividends				
Ordinary	**392**	400	740	1,140
Preference	**19**	19	18	37
Retained profit	**752**	**529**	**210**	**739**
Underlying earnings per share	**32.4p**	27.9p	28.2p	56.1p
Basic earnings per share	**30.3p**	25.3p	25.3p	50.6p
Diluted earnings per share	**30.1p**	25.1p	25.1p	50.2p

It is estimated that Group profit on ordinary activities before taxation and retained profit of the half year calculated solely on a historical cost basis would not differ materially from those stated in the consolidated profit and loss account above.

(Page 57)

Consolidated Balance Sheet

Assets	As at 30.06.2003 £m	As at 30.06.2002 Restated £m	As at 31.12.2002 £m
Cash and balances at central banks	**1,147**	1,137	1,373
Items in course of collection	**1,361**	1,198	1,093
Treasury bills and other eligible bills	**8,093**	2,398	5,964
Loans and advances to banks	**12,603**	10,017	11,838
Loans and advances to customers	**263,408**	218,746	240,879
Less: non-returnable finance	**(12,931)**	(6,594)	(6,564)
	250,477	212,152	234,315
Debt securities	**47,420**	45,713	44,324
Equity shares	**231**	219	223
Interest in joint ventures			
Share of gross assets	**4,119**	2,495	3,674
Share of gross liabilities	**(3,871)**	(2,230)	(3,393)
	248	265	281
Interest in associated undertakings	**191**	150	172
Intangible fixed assets	**1,507**	1,463	1,434
Tangible fixed assets	**1,683**	1,603	1,671
Operating lease assets	**2,824**	2,353	2,625
Other assets	**9,076**	3,309	7,434
Prepayments and accrued income	**1,437**	2,204	1,458
Long term assurance business attributable to shareholders	**3,716**	3,199	3,544
	342,014	287,380	317,749
Long term assurance assets attributable to policyholders	**40,205**	38,135	37,331
Total Assets	**382,219**	**325,515**	**355,080**
Liabilities			
Deposits by banks	**41,712**	36,274	45,637
Customer accounts	**161,333**	144,556	150,221
Debt securities in issue	**91,817**	71,101	80,771
Notes in circulation	**731**	742	821
Corporate & deferred taxation	**1,045**	848	880
Dividends payable	**408**	383	754
Other liabilities	**11,068**	5,253	8,912
Accruals and deferred income	**4,543**	4,326	4,486
Other provisions	**217**	286	232
Subordinated liabilities			
Dated loan capital	**7,427**	4,986	5,690
Undated loan capital	**4,048**	2,976	3,437
	11,475	7,962	9,127
	324,349	271,731	301,841

(Page 58)

Consolidated Balance Sheet (Continued)

Capital and Reserves	AS AT 30.06.2003 £M	As at 30.06.2002 Restated £m	As at 31.12.2002 £m
Called up share capital			
Ordinary shares	**959**	944	946
Preference shares (non-equity)	**400**	400	400
	1,359	1,344	1,346
Share premium account	**1,296**	1,252	1,292
Other reserves	**505**	502	496
Profit and loss account	**11,694**	10,408	10,635
Shareholders' funds (including non-equity interests)	**14,854**	13,506	13,769
Minority interests (equity)	**461**	453	436
Minority and other interests (non-equity)	**2,350**	1,690	1,703
	17,665	15,649	15,908
	342,014	287,380	317,749
Long term assurance liabilities attributable to policyholders	**40,205**	38,135	37,331
Total Liabilities	**382,219**	**325,515**	**355,080**

Memorandum Items	As at 30.06.2003 £m	As at 30.06.2002 £m	As at 31.12.2002 £m
Contingent Liabilities			
Acceptances and endorsements	**117**	210	157
Guarantees and assets pledged as collateral security	**3,138**	2,652	2,672
	3,255	2,862	2,829
Commitments			
Other commitments	**54,793**	43,617	49,024

(Page 59)

Reconciliation of Shareholders' Funds

	Half year ended 30.06.2003 £m	Half year ended 30.06.2002 Restated £m	Year ended 31.12.2002 £m
Profit attributable to shareholders	**1,163**	948	1,916
Dividends	**(411)**	(419)	(1,177)
Other recognised gains and losses	**9**	7	4
Dividends retained on account of share dividends	**302**	267	283
Contribution to Employee Share Trust	**-**	(6)	(12)
Release relating to the cost of employee options granted under company share ownership plans	**5**	19	23
Ordinary capital subscribed	**17**	1,277	1,319
	1,085	2,093	2,356
Shareholders' Funds at 1 January	**13,769**	11,413	11,413
Shareholders' Funds at 30 June/31 December	**14,854**	**13,506**	**13,769**
of which:			
Attributable to non-equity interests	**400**	400	400
Attributable to equity interests	**14,454**	13,106	13,369
	14,854	**13,506**	**13,769**

Consolidated Statement of Total Recognised Gains and Losses

	Half year ended 30.06.2003 £m	Half year ended 30.06.2002 Restated £m	Year ended 31.12.2002 £m
Profit attributable to shareholders	**1,163**	948	1,916
Exchange translation and other movements	**9**	7	4
Total Recognised Gains and Losses in the period	**1,172**	**955**	**1,920**

(Page 60)

Consolidated Cash Flow Statement

	Half year ended 30.06.2003 £m	Half year ended 30.06.2002 £m	Year ended 31.12.2002 £m
Net cash inflow/(outflow) from operating activities (Note 7)	**11**	(481)	(994)
Dividends received from joint ventures	**14**	25	48
Dividends received from associated undertakings	**2**		2
Returns on investments and servicing of finance	**(365)**	(344)	(700)
Taxation	**(223)**	(85)	(445)
Capital expenditure and financial investment	**(1,335)**	1,561	2,199
Acquisitions and disposals	**(157)**	(45)	(114)
Equity dividends paid	**(436)**	(430)	(782)
Net cash (outflow)/inflow before financing	**(2,489)**	**201**	**(786)**
Financing	**2,812**	1,257	2,543
Increase in cash	**323**	**1,458**	**1,757**

(Page 61)

Notes on the Accounts

	Half year ended 30.06.2003 £m	Half year ended 30.06.2002 £m	Half year ended 31.12.2002 £m	Year ended 31.12.2002 £m
1. Net Operating Income				
Net operating income includes:				
Mortgage incentives	**(598)**	(524)	(582)	(1,106)
Interest payable on subordinated liabilities	**(304)**	(256)	(262)	(518)
Dealing profits (arising from the Group's trading book)				
Foreign exchange	**7**	21	38	59
Interest rate related	**63**	64	31	95
Finance lease rental income	**317**	387	339	726
Operating lease rental income	**252**	213	255	468
General insurance premium income	**171**	177	143	320
Profit on sale of investment securities	**32**	19	18	37
Dividend income from equity shares	**5**	5	1	6
2. Administrative Expenses (excluding exceptional items)				
Staff costs	**842**	752	800	1,552
Property rentals	**64**	74	54	128
Hire of equipment	**15**	14	11	25

3. **Provisions for bad and doubtful debts**

Provisions for bad and doubtful debts comprises:				
Specific	**460**	356	439	795
General	**39**	23	14	37
	499	379	453	832

Notes on the Accounts (Continued)

	Half year ended 30.06.2003 £m	Half year ended 30.06.2002 £m	Half year ended 31.12.2002 £m	Year ended 31.12.2002 £m

4. **Exceptional Items**

Included within administrative expenses, exceptional costs have been charged as follows:

HBOS merger integration costs	**(44)**	(69)	(84)	(153)
Tax effect	**13**	18	23	41

HBOS merger integration costs cover the cost of integrating and reorganising Bank of Scotland Group and Halifax Group following merger.

5. **Taxation**

The tax charge for the half year of £516m (2002 restated £414m) represents 29.0% (2002 restated 28.8%) of profit before tax compared with a UK corporation tax rate applicable to the half year of 30% (2002 30%). The effective rate is lower than the UK corporation tax rate mainly due to the net effect of lower tax rates overseas and interest deductible on Innovative Tier 1 Securities.

6. **Acquisitions**

Transnational

On 14 March 2003 the Group acquired, for a total consideration of £96m the assets and undertaking of the Joint Affinity Credit Card Business developed through Transnational Group Services International Inc. and it's UK based subsidiary, Transnational Financial Services Ltd. Net assets with a fair value of £23m were acquired creating goodwill on acquisition of £73m. The goodwill arising on the acquisition is being amortised over 20 years to reflect the minimum period over which the economic benefits associated with the acquisition are expected to arise.

Rothschild Asset Management International Holdings BV

On 31 January 2003 the Group acquired Rothschild Asset Management International Holdings BV for £60m (including costs of acquisition). Net assets with a provisional fair value of £17m were acquired, creating a balance of goodwill on acquisition of £43m. The goodwill arising on the acquisition is being amortised over a period of 10 years to reflect the strategic rationale of the acquisition and the minimum period over which the economic benefits associated with the acquisition are expected to arise.

Notes on the Accounts (Continued)

	Half year ended 30.06.2003 £m	Half year ended 30.06.2002 Restated £m	Year ended 31.12.2002 £m
7. Reconciliation of Operating Profit to Net Cash Inflow/(Outflow) from Operating Activities			
Group operating profit	**1,759**	1,409	2,849
Decrease in prepayments and accrued income	**24**	37	806
Increase/(decrease) in accruals and deferred income	**12**	(841)	(684)
Provision for bad and doubtful debts	**499**	379	832
Depreciation and goodwill amortisation	**343**	296	634
Amortisation of premiums/(discounts) on debt securities	**10**	(39)	(6)
Income from long term assurance business	**(216)**	(124)	(233)
Interest on subordinated liabilities	**304**	256	518
Profits on sale of investment securities	**(32)**	(19)	(37)
Profits on sale of fixed assets	**(8)**	(9)	(14)
Provisions utilised	**(86)**	(63)	(236)
Provisions for liabilities and charges	**72**	97	216
Provision against debt securities and equity shares	**9**	7	24
Exchange differences and other non cash movements	**171**	497	384
Net cash inflow from trading activities	**2,861**	**1,883**	**5,053**
Net (decrease)/increase in notes in circulation	**(90)**	5	84
Net increase in items in course of collection	**(268)**	(215)	(110)
Net (increase)/decrease in treasury and other eligible bills	**(2,129)**	1,673	(1,893)
Net increase in loans and advances to banks and customers	**(16,834)**	(10,510)	(34,879)
Net increase in deposits by banks and customer accounts	**7,187**	9,861	24,893
Net increase in debt securities in issue	**11,046**	1,573	11,243
Net (increase)/decrease in other assets	**(1,607)**	899	(3,217)
Net increase in other liabilities	**2,113**	100	3,759
Net increase in debt securities	**(2,268)**	(5,750)	(5,927)
Net cash inflow/(outflow) from operating activities	11	**(481)**	**(994)**

8. The financial information included in this announcement is unaudited and does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 ("the Act"). The statutory accounts for HBOS plc for the year ended 31 December 2002 have been filed with the Registrar of Companies for Scotland. The Auditors have reported on those accounts; their report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

Independent Review Report by KPMG Audit Plc to HBOS plc

Introduction
We have been engaged by the company to review the financial information set out on pages 55 to 63 and we have read the other information contained in the Interim Results 2003 Stock Exchange Announcement ("Interim Report") and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities
The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4: *Review of interim financial information* issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

KPMG Audit Plc
Chartered Accountants
Edinburgh
30 July 2003

Share Dividend Alternative

Shareholders are again being offered new shares as an alternative to cash in respect of the interim dividend. Shareholders who have already completed a Mandate Form to receive their entitlement to dividends in new ordinary shares need take no action, as they will automatically receive new ordinary shares in respect of the interim dividend of 10.3p per ordinary share for the year ending 31 December 2003. Shareholders who have not already completed a Mandate Form and also wish to participate in the Share Dividend Plan in respect of the interim dividend are required to complete and return a Mandate Form to our Registrars – Computershare Investor Services PLC, PO Box 1910, The Pavilions, Bridgwater Road, Bristol BS99 7DZ. A Mandate Form and a copy of the Rules of the HBOS plc Share Dividend Plan can be obtained from our Registrars by telephoning 0870 702 0102.

Expected Timetable and Contacts

31 July 2003	Announcement of Interim Results.
13 August 2003	Ordinary shares quoted ex-dividend.
13-19 August 2003	Period over which the Reference Price* will be calculated.
15 August 2003	Ordinary shares Record Date for the interim dividend 2003 (and for Share Dividend Alternative entitlements).
18 September 2003	Final date for receipt of Mandate Forms to receive the Share Dividend Alternative for the interim dividend for 2003 – the 'Return Date'.
16 October 2003	New ordinary share certificates or CREST entitlement statements posted.
17 October 2003	Ordinary share dividend payment date. CREST accounts to be credited with new ordinary shares. First day of dealing in new ordinary shares.
1 December 2003	HBOS plc preference shares dividend payment date.
25 February 2004	Announcement of Preliminary Results

* The Reference Price of the new ordinary shares will be available from Wednesday 20 August 2003 on our website (www.HBOSplc.com) or by telephoning our Registrars on 0870 702 0102.

Contacts

Investor Relations

Charles Wycks
Director of Investor Relations
(0131) 243 5509
(020) 7905 9600
charleswycks@HBOSplc.com

John Hope
Director, Investor Relations
(0131) 243 5508
(020) 7905 9600
johnhope@HBOSplc.com

Press Office

Shane O'Riordain
Director of Communications
(020) 7905 9600
07770 544585 (mobile)
shaneo'riordain@HBOSplc.com

General
Mark Hemingway, Head of Media Relations
07831 390751 (mobile)
markhemingway@halifax.co.uk

END

Company website

Close







Full Text Announcement



Company	HBOS PLC
TIDM	HBOS
Headline	Interim Results - Part 2
Released	07:01 31 Jul 2003
Number	1697O

RNS Number:1697O
HBOS PLC
31 July 2003

PART 2

(Page 43)

Financial Review

Group profit before tax increased by £318m to £1,825m before charging exceptional costs of £44m relating to the merger of the Bank of Scotland and Halifax plc to create HBOS.

	Half year ended 30.06.2003 £m	Half yea: ende 30.06.200: Restate £
Group profit before tax	1,781	1,43
Add back:		
Merger integration costs (page 53)	44	6
Group profit before tax and exceptional items	1,825	1,50

Divisional financial performance can be summarised as follows:

Half year ended 30 June 2003	Retail Banking £m	Insurance & Investment £m	Business Banking £m	Corporate Banking £m	Tre
Net interest income	1,665	26	352	430	
Non-interest income	385	535	305	277	
Net operating income	2,050	561	657	707	
Operating expenses *	(993)	(125)	(421)	(122)	
General insurance claims		(42)			
Amounts written off fixed asset investments		2	(1)	(10)	
Operating profit before provisions*	1,057	396	235	575	
Provisions for bad & doubtful debts					
Specific	(221)		(74)	(157)	
General	(18)		(1)	(17)	

Profit before tax and exceptional items	833	389	177	398
Half year ended 30 June 2002				
Profit before tax and exceptional items	671	309**	153	323

* Excluding exceptional items

** Restated

Profits before tax and exceptional items for the first half of 2003 compared to the first half of 2002 in Retail were up 24%, Corporate up 23%, Business Banking up 16%, Insurance & Investment up 26% and Treasury down 15%. Stable margins, strong asset growth and sound credit quality, together with tight cost control are the key drivers for profit growth. The reduction in Treasury profits was from a strong performance in the first half of 2002. Treasury profits for the first half of 2003 were 6% ahead of the second half of 2002.

Basic earnings per share increased by 20% to 30.3p. Underlying earnings per share before exceptional items and goodwill amortisation rose 16% to 32.4p (2002 restated 27.9p) and the proposed interim dividend is 10.3p, which is 5% higher than the previous financial year. The interim dividend will be paid on 17 October 2003 to shareholders on the register at the close of business on 15 August 2003.

(Page 44)

Post Tax Return on Mean Equity

Group post tax return on mean equity ("RoE") increased from 15.9% for the year ended 31 December 2002 to 17.2%. Group post tax return on mean equity is calculated by dividing profit attributable to ordinary shareholders before exceptional items by the monthly average of equity shareholders' funds.

	Half year ended 30.06.2003 £m	Half 30.06
Post tax return		
Profit attributable to ordinary shareholders	1,144	
Exceptional items	31	
	1,175	
Mean equity	13,803	1:
	%*	
Group post tax return on mean equity	17.2	
Add back: Short term fluctuations in investment returns and changes in economic assumptions	0.1	
Target post tax return on mean equity	17.3	
Add back: Amortisation of goodwill	0.7	
Divisional post tax return on mean equity	18.0	

* Annualised

simple average of equity shareholders' funds (i.e. opening plus closing equity shareholder funds divided by 2) which is a less precise calculation of average equity employed by the Group. On a simple average of equity shareholders' funds the equivalent RoE would have been; first half 2003 17.0%; first half 2002 16.4%; second half 2002 15.1%; full year 2002 16.3%.

The Group's Target RoE excludes the impact of short term fluctuations on investment returns in our investment businesses. On this basis the first half 2003 was 17.3% compared to 18.3% for the first half 2002, 16.7% second half 2002 and 17.5% for the full year 2002. Progress in achieving the Group's Target RoE was impacted adversely by lower returns from our investment businesses in difficult markets.

Mean equity has been allocated to divisions fully proportionate to their share of risk weighted assets except for Insurance & Investment, Treasury and BankWest where the amount allocated reflects the allocation of shareholders' funds and other forms of capital to the various subsidiaries of these divisions. The profit before tax and exceptional items reported for each Division is adjusted for allocated group items (excluding the allocation of goodwill), dividends on preference shares and innovative securities and equity minority interests, short term fluctuations in investment returns and changes to economic assumptions and tax at the Group's effective tax rate. Divisional post tax returns on mean equity are shown below:

	Half year ended 30.06.2003* %	Half year ended 30.06.2002* %
Retail Banking	23	20
Insurance & Investment	13	18
Business Banking	15	15
Corporate Banking	19	19
Treasury	19	24
BankWest	14	14
Divisional post tax return on mean equity	18	19

* Annualised

(Page 45)

RoE's as reported for the year ended 31 December 2002 on the previous basis of calculation were Retail Banking 20.4%; Insurance & Investment 16.7%; Business Banking 15.4%; Corporate Banking 19.4%; Treasury 21.3%; BankWest 13.8%.

Group Net Interest Income

Group net interest income increased by £354m to £2,648m. Group margins were stable and the growth in net interest income reflects primarily strong asset growth.

	Half year ended 30.06.2003 £m	Half year ended 30.06.2002 £m
Interest receivable	8,729	7,465
Interest payable	(6,081)	(5,171)
Net interest income	2,648	2,294

Average balances*
Interest earning assets

Securities and other liquid assets	28,535	30,812
	283,923	246,755
Securitised assets	9,833	3,438
	293,756	250,193

* excluding trading assets

Net interest margin	1.82%	1.85%

There were some reductions in the Business and Corporate Banking margins, due primarily to reduced net earnings on the capital allocated to these businesses, but a more favourable overall asset mix more than offsets such reductions.

Certain loans and advances to customers have been securitised. A "linked presentation" format is used for the statutory balance sheet presentation of these assets and the associated non-returnable finance. In the calculation of net interest margin above, average balances are stated before deduction of non-returnable finance. If "linked presentation" had been applied to the average balances (as was previously the case), the net interest margin would have been 1.88% for the half year ended 30 June 2003 (half year ended 30 June 2002 1.87%; half year ended 31 December 2002 1.86%; year ended 31 December 2002 1.86%).

Non-Interest Income

Non-interest income increased by 20% to £1,618m. Net fees and commissions increased by 19% with strong performances from Business and Corporate Banking. Dealing profits were down on the first half of 2002, but in line with the second half. Income from long term assurance business, calculated using unsmoothed asset values, was £92m higher than the restated income for June 2002 which was adversely impacted by short-term fluctuations in investment returns.

	Half year ended 30.06.2003 £m	Half year ended 30.06.2002 Restated £m
Fees and commissions receivable	1,211	1,001
Fees and commissions payable	(382)	(305)
Dealing profits	70	85
Profit on sale of investment securities	32	16
Other operating income		
Income from long term assurance business	216	124
General insurance premium income	171	177
Operating lease rental income	252	213
Other	48	35
Total	1,618	1,346

Operating Expenses

amortisation and operating lease depreciation) increased by 9% but were only 2% up on the second half of last year. The acquisition of Rothschild Asset Management in January this year accounted for £21m of the increase. The Group cost:income ratio, after the above adjustments and after deducting operating lease depreciation, amounts written off fixed asset investments and general insurance claims from net operating income, improved from 45.2% to 42.1%.

	Half year ended 30.06.2003 £m	Half year ended 30.06.2002 Restated £m
Operating expenses	1,957	1,802
Exceptional items	(44)	(69)
	1,913	1,733
Goodwill amortisation	(46)	(42)
Operating lease depreciation	(159)	(124)
Underlying operating expenses	1,708	1,567
Net operating income	4,266	3,640
Amounts written off fixed asset investments	(9)	(7)
General insurance claims	(42)	(43)
Operating lease depreciation	(159)	(124)
Underlying operating income	4,056	3,466
Cost:income ratio	42.1%	45.2%

Staff costs include an additional pension charge of £22m in respect of the Halifax Retirement Fund. The increased charge represents the best estimate of the 3 months impact of the triennial valuation of the Fund on the profit and loss charge from 31 March 2003, the effective date of the valuation. The increase in goodwill amortisation is mainly attributable to acquisitions in the period together with the inclusion of a full six months amortisation in respect of the increased acquisition cost in 2002 of the operating assets, sales force and unit linked and non-profit business of The Equitable.

	Half year ended 30.06.2003 £m	Half 30.06
Staff	842	
Accommodation, repairs and maintenance	183	
Technology	175	
Marketing and communication	182	
Depreciation:		
Tangible fixed assets	138	
Operating lease assets	159	
Goodwill amortisation	46	
Other	188	
Total*	1,913	

* Excluding exceptional items of £44m (half year ended 30 June 2002 £69m; half year ended 31 December 2002 £84m; year ended 31 December 2002 £153m).

As part of our continuous cost management programme we have reviewed the management and classification of direct and recharged costs, which has resulted in some changes between what are classified as direct and recharged costs but has no material impact on overall costs incurred by Divisions. Due to the nature of such changes it is not possible to restate the comparative analyses for previous periods.

(Page 48)

Group Items

Group items show the gross expenses of managing the Group, including technology so far as it is not devolved to divisions, accommodation and other shared services such as cheque clearing, mailing etc. The costs of technology, accommodation and other shared services (other than those borne directly by Group Functions) are subsequently recharged to divisions according to their usage and are shown under the operating expense analysis for each division. The net cost of Group items increased by £12m, including £4m increase in goodwill amortisation, and was flat compared to the second half of 2002.

	Half year ended 30.06.2003 £m	Half year ended 30.06.2002 £m
Staff	93	114
Accommodation, repairs and maintenance	133	101
Technology	104	121
Marketing and communication	33	21
Depreciation	90	85
Goodwill amortisation	46	42
Other	20	(3)
Sub Total	519	481
Less Recharges		
Technology	(187)	(159)
Accommodation, repairs and maintenance	(128)	(67)
Other shared services	(75)	(138)
Total	129	117

(Page 49)

Balance Sheet Analysis

	Retail Banking £bn	Business Banking £bn	Corporate Banking £bn	Treasury £bn
Loans & Advances to Customers	175.9	26.7	50.0	1.6
Less: non-returnable finance	(11.3)		(1.4)	
	164.6	26.7	48.6	1.6
Bad Debt Provisions including interest in suspense				
Specific	1.0	0.2	0.3	
General	0.3	0.2	0.2	
Loans & Advances to Customers (before				

Total Risk Weighted Assets	94.2	30.2	58.8	13.5
Total Customer Deposits	109.8	15.3	17.7	14.2

* Includes risk weighted assets of £0.4bn (December 2002 £0.4bn) attributable to Insurance & Investment.

Loans and advances to customers increased by 9% to £263.4bn from 31 December 2002. During the first half of the year £7bn of loans were securitised. Within Retail Banking, loans and advances to customers increased by 8%. Corporate advances grew 10%, and Business Banking by 15%. Customer deposits grew £11.1bn (7%) to £161.3bn and wholesale funding by £7.1bn (6%) to £133.5bn.

The mix of the Group's loans and advances to customers (before provisions) at the period-end is summarised in the following table.

Classification of loans and advances*

	As at 30 June 2003
	%
Agriculture, forestry and fishing	-
Energy	1
Manufacturing industry	2
Construction & property	9
Hotels, restaurants and wholesale and retail trade	3
Transport, storage and communication	2
Financial	3
Other services	6
Individuals:	
Residential Mortgages	61
Other Personal	7
Overseas residents	6
Total	100

* The classification of loans and advances follows the statutory analysis and is shown net of non-returnable finance. Before deducting non-returnable finance, residential mortgages would account for 62% of the total portfolio.

Bad Debt Provisions & Non-Performing Assets

	Specific £m
At 1 January 2003	1,321
Amounts written off during the half year	(391)
Disposals	(30)
Charge for the half year	460

Exchange movements	7
At 30 June 2003	1,381

The customer lending figures used within the calculations of credit quality ratios below are before deduction of non-returnable finance.

The total charge for bad and doubtful debts against Group profits was £499m (June 2002 £379m) representing 0.20% of average customer lending (June 2002 0.18%). Within this, the charge for specific provisions increased 29% to £460m (June 2002 £356m), representing 0.18% of average customer lending (June 2002 0.17%). The general provision charge for the half year amounted to £39m (June 2002 £23m).

Closing provisions as a % of period end customer advances are analysed in the following table:

	As at 30 June 2003		As at 30 June 2002		As
	£m	As % of customer advances	£m	As % of customer advances	
Specific Provisions	1,381	0.52	1,189	0.54	
General Provisions	751	0.29	691	0.32	
	2,132	0.81	1,880	0.86	

NPAs as a % of period end customer advances and provisions and interest in suspense as a % of NPAs are analysed between Retail residential mortgages and other advances in the following table:

	Customer Advances £bn	NPAs £m	NPAs as % of Customer Advances %
As at 30 June 2003			
Retail residential mortgages	161.1	1,889	1.17
Other advances	102.3	2,862	2.80
Total	263.4	4,751	1.80
As at 31 December 2002			
Retail residential mortgages	149.7	1,697	1.13
Other advances	91.2	2,509	2.75
Total	240.9	4,206	1.75

The cumulative provisions and interest in suspense, which are deducted from advances in the balance sheet, together with their percentage cover of NPAs are as follows:

As at 30 June As at 30 June

	£m	As % of NPAs	£m	As % of NPAs
Specific Provisions	1,381	29	1,189	29
General Provisions	751	16	691	17
Interest in Suspense	148	3	126	3
Total	2,280	48	2,006	49

Share of Operating Profits/(Losses) of Associates and Joint Ventures

Included within the share of operating profits/(losses) of associates and joint ventures are the following items:

	Half year ended 30.06.2003 £m	Half year ended 30.06.2002 £m
Lex Vehicle Leasing*	8	6
Centrica Personal Finance	9	9
RFS	4	3
esure	(7)	(5)
Sainsbury's Bank	3	6
Other	5	10
Total	22	29

* After charging goodwill amortisation.

(Page 52)

Capital Structure

Regulatory Capital	As at 30.06.2003 £m
Risk Weighted Assets	
On balance sheet	187,865
Off balance sheet	16,396
Total Risk Weighted Assets	204,261
Tier 1	
Share capital	1,359
Less: own shares	(16)
	1,343
Eligible reserves	13,557
Minority interests (equity)	664
Minority and other interests (non-equity):	

Preference shares	198
Less: goodwill	(1,899)
Total tier 1 capital	16,310
Tier 2	
Undated subordinated debt	3,550
Dated subordinated debt	6,890
General provisions	730
Total tier 2 capital	11,170
Supervisory deductions	
Unconsolidated investments - Life	(4,027)
Unconsolidated investments - Other	(292)
Investments in other banks and other deductions	(271)
Total supervisory deductions	(4,590)
Total regulatory capital	22,890
Tier 1 capital ratio (%)	8.0
Total capital ratio (%)	11.2

Total regulatory capital increased during the half year from £19,527m to £22,890m. Both the Tier 1 capital ratio (8.0%) and the total capital ratio (11.2%) strengthened since the year end.

The issue of US$1,000m of innovative tier 1 securities in March 2003 raised a further £641m of Tier 1 capital. In addition, £302m of Tier 1 capital was generated as a consequence of certain shareholders electing to receive their 2002 final dividend on 23 May 2003 in the form of shares under the Share Dividend Plan. Tier 1 capital was further strengthened by internally generated capital from retained profits net of additional goodwill. Tier 2 capital was increased during the year by undated subordinated debt issues of £600m in April 2003 and dated subordinated debt issues of €1,000m in March 2003, US$1,000m in May 2003 and JPY60bn in June 2003. In sterling equivalent terms at the end of June 2003, these new dated issues totalled £1,608m.

In March 2003, £4.76bn of mortgage loans were securitised and a further £2.26bn of mortgage loans were securitised in June 2003. These securitised loans are not included within risk weighted assets.

Supervisory deductions mainly reflect investments in subsidiary undertakings that are not within the banking group for regulatory purposes. Deductions are made for the investments in Clerical Medical, St. James's Place Capital and St. Andrew's Group. Total deductions increased from £4,064m to £4,590m, mainly as a result of the Group injecting £500m into Clerical Medical.

The ratios for 30 June 2002 have been restated to reflect the change to unsmoothed asset values for the purposes of projecting future cash flows in determining income from the life assurance businesses attributable to shareholders. This resulted in a reduction of £255m within Tier 1 capital together with a corresponding decrease in the supervisory deduction for unconsolidated investments in the life business.

Merger Cost Synergies and Revenue Benefits

Total merger synergies of £250m, which are analysed by division below, are

at 30 June 2003 is estimated at £500m, which has been calculated net of any one-off benefits realised in the period.

	Profit and Loss impact for the Half year to 30 June 2003	
	Net Revenue Benefits £m	Cost Savings £m
Retail Banking	33	48
Insurance & Investment	3	5
Corporate Banking	68	1
Business Banking	17	1
Treasury	8	12
Group Services		54
	129	121

All divisions and functions are on track to achieve their target synergies and there is no change in the estimated profit and loss impact of total cost savings and revenue benefits (excluding one-off costs) from the update given in December 2002. Exceptional costs of £44m associated and necessary in achieving the synergies and benefits, were charged in the first half 2003. £153m was charged in 2002, £132m in 2001 and in total, by the end of 2004, we expect to have incurred costs of £450m.

(Page 54)

June 2002 comparative figures

The comparative figures for the half year ended 30 June 2002 have been restated to reflect the adoption at December 2002 of unsmoothed asset values for the purposes of projecting cash flows in determining income from the life assurance businesses attributable to shareholders. The effect of these changes on the reported results for the half year to 30 June 2002 are:

	As Reported £m	Adj
Net operating income	3,711	
Operating profit	1,480	
Profit before tax and exceptional items	1,578	
Profit before tax	1,509	
Adjusted by:		
Effect of changing to unsmoothed asset values in embedded value calculations		
Profit after tax	1,079	
Adjusted by:		
Effect of changing to unsmoothed asset values in embedded value calculations		
Tax thereon		
Profit attributable to shareholders	996	
Adjusted by:		
Post tax adjustments as above		
Impact of post tax adjustments on equity minority interests		

Shareholders' funds	13,744
Adjustments to 2002 profits as above	
Adjustments to earlier year's profits - EV profits	
Total assets	325,770
Total assets excluding long term assurance assets	287,635
Adjusted by:	
Effects of changing to unsmoothed asset values in embedded value calculations	
Key ratios:	
Post tax return on mean equity (%)	16.9
Cost:income ratio (%)	44.3
Underlying earnings (pence per share)	29.3
Basic earnings (pence per share)	26.6
Tier 1 capital ratio (%)	8.5
Total capital ratio (%)	11.0

* Restated in respect of the above and also for the revised monthly average basis of calculation of mean equity.

(Page 55)

Accounting Policies

The Group's accounting policies are unchanged from those stated in the 2002 Annual Report and Accounts.

The comparative figures at June 2002 have been restated to reflect the impact at that date of the change in policy at December 2002 to unsmoothed asset values in recognising income from long term assurance business. The impact of this change of accounting policy was to reduce income from long term assurance business and profit before tax for the half year to 30 June 2002 by £71m and to reduce the taxation charge by £16m. The value of the Group's reserves at 30 June 2002 has been reduced by £238m and minority interests (equity) reduced by £17m.

(Page 56)

Consolidated Profit & Loss Account

	Half year ended 30.06.2003 £m	Half year ended 30.06.2002 Restated £m
Interest receivable		
Interest receivable and similar income arising from debt securities	357	531
Other interest receivable	8,372	6,934
	8,729	7,465
Interest payable	(6,081)	(5,171
Net interest income	2,648	2,294

Fees and commissions payable	(382)	(305
Dealing profits	70	85
Income from long-term assurance business	216	124
Other operating income	503	441
Net operating income (all from continuing operations) (Note 1)	4,266	3,640
Administrative expenses (Note 2)	(1,614)	(1,506
Depreciation and amortisation		
Tangible fixed assets	(138)	(130
Operating lease assets	(159)	(124
Goodwill amortisation	(46)	(42
Operating expenses	(1,957)	(1,802
General insurance claims	(42)	(43
Provisions for bad and doubtful debts (Note 3)	(499)	(379
Amounts written off fixed asset investments	(9)	(7
Operating profit (all from continuing operations)	1,759	1,409
Before exceptional items	1,803	1,478
Exceptional items (Note 4)	(44)	(69
Share of operating profits/(losses) of joint ventures	11	15
Share of operating profits of associated undertakings	11	14
Profit on disposal of business		
Profit on ordinary activities before taxation	1,781	1,438
Before exceptional items	1,825	1,507
Exceptional items (Note 4)	(44)	(69
Tax on profit on ordinary activities (Note 5)	(516)	(414
Profit on ordinary activities after taxation	1,265	1,024
Before exceptional items	1,296	1,075
Exceptional items (Note 4)	(31)	(51
Minority interests: (equity)	(29)	(12
(non-equity)	(73)	(64
Profit attributable to Shareholders	1,163	948
Dividends		
Ordinary	392	400
Preference	19	19
Retained profit	752	529
Underlying earnings per share	32.4p	27.9
Basic earnings per share	30.3p	25.3
Diluted earnings per share	30.1p	25.1

It is estimated that Group profit on ordinary activities before taxation and retained profit of the half year calculated solely on a historical cost basis would not differ materially from those stated in the consolidated profit and loss account above.

(Page 57)

Consolidated Balance Sheet

	As at	30
Assets	30.06.2003	
	£m	
Cash and balances at central banks	1,147	

Items in course of collection	1,361
Treasury bills and other eligible bills	8,093
Loans and advances to banks	12,603
Loans and advances to customers	263,408
Less: non-returnable finance	(12,931)
	250,477
Debt securities	47,420
Equity shares	231
Interest in joint ventures	
Share of gross assets	4,119
Share of gross liabilities	(3,871)
	248
Interest in associated undertakings	191
Intangible fixed assets	1,507
Tangible fixed assets	1,683
Operating lease assets	2,824
Other assets	9,076
Prepayments and accrued income	1,437
Long term assurance business attributable to shareholders	3,716
	342,014
Long term assurance assets attributable to policyholders	40,205
Total Assets	382,219

Liabilities

Deposits by banks	41,712
Customer accounts	161,333
Debt securities in issue	91,817
Notes in circulation	731
Corporate & deferred taxation	1,045
Dividends payable	408
Other liabilities	11,068
Accruals and deferred income	4,543
Other provisions	217
Subordinated liabilities	
Dated loan capital	7,427
Undated loan capital	4,048
	11,475
	324,349

(Page 58)

Consolidated Balance Sheet (Continued)

Capital and Reserves	As at 30.06.2003 £m
Called up share capital	
Ordinary shares	959
Preference shares (non-equity)	400
	1,359
Share premium account	1,296
Other reserves	505
Profit and loss account	11,694
Shareholders' funds (including non-equity interests)	14,854
Minority interests (equity)	461
Minority and other interests (non-equity)	2,350
	17,665

Long term assurance liabilities attributable to policyholders	40,205
Total Liabilities	382,219

Memorandum Items	As at 30.06.2003 £m
Contingent Liabilities	
Acceptances and endorsements	117
Guarantees and assets pledged as collateral security	3,138
	3,255
Commitments	
Other commitments	54,793

(Page 59)

Reconciliation of Shareholders' Funds

	Half year ended 30.06.2003 £m
Profit attributable to shareholders	1,163
Dividends	(411)
Other recognised gains and losses	9
Dividends retained on account of share dividends	302
Contribution to Employee Share Trust	-
Release relating to the cost of employee options granted under company share ownership plans	5
Ordinary capital subscribed	17
	1,085
Shareholders' Funds at 1 January	13,769
Shareholders' Funds at 30 June/31 December	14,854
of which:	
Attributable to non-equity interests	400
Attributable to equity interests	14,454
	14,854

Consolidated Statement of Total Recognised Gains and Losses

	Half year ended 30.06.2003 £m
Profit attributable to shareholders	1,163
Exchange translation and other movements	9

(Page 60)

Consolidated Cash Flow Statement

	Half year ended 30.06.2003 £m
Net cash inflow/(outflow) from operating activities (Note 7)	11
Dividends received from joint ventures	14
Dividends received from associated undertakings	2
Returns on investments and servicing of finance	(365)
Taxation	(223)
Capital expenditure and financial investment	(1,335)
Acquisitions and disposals	(157)
Equity dividends paid	(436)
Net cash (outflow)/inflow before financing	(2,489)
Financing	2,812
Increase in cash	323

(Page 61)

Notes on the Accounts

	Half year ended 30.06.2003 £m	Half year ended 30.06.2002 £m
1. Net Operating Income		
Net operating income includes:		
Mortgage incentives	(598)	(524)
Interest payable on subordinated liabilities	(304)	(256)
Dealing profits (arising from the Group's trading book)		
Foreign exchange	7	21
Interest rate related	63	64
Finance lease rental income	317	387
Operating lease rental income	252	213
General insurance premium income	171	177
Profit on sale of investment securities	32	19
Dividend income from equity shares	5	5
2. Administrative Expenses (excluding exceptional items)		
Staff costs	842	752
Property rentals	64	74
Hire of equipment	15	14

Provisions for bad and doubtful debts

3.

Provisions for bad and doubtful debts comprises:		
Specific	460	356
General	39	23
	499	379

(Page 62)

Notes on the Accounts (Continued)

	Half year ended 30.06.2003 £m	Half year ended 30.06.2002 £m

4. Exceptional Items

Included within administrative expenses, exceptional costs have been charg

HBOS merger integration costs	(44)	(69)
Tax effect	13	18

HBOS merger integration costs cover the cost of integrating and reorganisi
and Halifax Group following merger.

5. Taxation

The tax charge for the half year of £516m (2002 restated £414m) represents
of profit before tax compared with a UK corporation tax rate applicable to
30%). The effective rate is lower than the UK corporation tax rate mainly
lower tax rates overseas and interest deductible on Innovative Tier 1 Secu

6. Acquisitions

Transnational

On 14 March 2003 the Group acquired, for a total consideration of £96m the
Joint Affinity Credit Card Business developed through Transnational Group
it's UK based subsidiary, Transnational Financial Services Ltd. Net assets
acquired creating goodwill on acquisition of £73m. The goodwill arising on
amortised over 20 years to reflect the minimum period over which the econo
acquisition are expected to arise.

Rothschild Asset Management International Holdings BV

On 31 January 2003 the Group acquired Rothschild Asset Management Internat
(including costs of acquisition). Net assets with a provisional fair valu
creating a balance of goodwill on acquisition of £43m. The goodwill arisin
amortised over a period of 10 years to reflect the strategic rationale of
period over which the economic benefits associated with the acquisition ar

(Page 63)

Notes on the Accounts (Continued)

	Half year ended 30.06.2003
	£m
7. Reconciliation of Operating Profit to Net Cash Inflow/(Outflow) from Operating Activities	
Group operating profit	1,759
Decrease in prepayments and accrued income	24
Increase/(decrease) in accruals and deferred income	12
Provision for bad and doubtful debts	499
Depreciation and goodwill amortisation	343
Amortisation of premiums/(discounts) on debt securities	10
Income from long term assurance business	(216)
Interest on subordinated liabilities	304
Profits on sale of investment securities	(32)
Profits on sale of fixed assets	(8)
Provisions utilised	(86)
Provisions for liabilities and charges	72
Provision against debt securities and equity shares	9
Exchange differences and other non cash movements	171
Net cash inflow from trading activities	2,861
Net (decrease)/increase in notes in circulation	(90)
Net increase in items in course of collection	(268)
Net (increase)/decrease in treasury and other eligible bills	(2,129)
Net increase in loans and advances to banks and customers	(16,834)
Net increase in deposits by banks and customer accounts	7,187
Net increase in debt securities in issue	11,046
Net (increase)/decrease in other assets	(1,607)
Net increase in other liabilities	2,113
Net increase in debt securities	(2,268)
Net cash inflow/(outflow) from operating activities	11

8. The financial information included in this announcement is unaudited and doe accounts within the meaning of section 240 of the Companies Act 1985 ("the A accounts for HBOS plc for the year ended 31 December 2002 have been filed wi Companies for Scotland. The Auditors have reported on those accounts; their did not contain a statement under section 237(2) or (3) of the Companies Act

(Page 64)

Independent Review Report by KPMG Audit Plc to HBOS plc

Introduction

We have been engaged by the company to review the financial information set out on pages 55 to 63 and we have read the other information contained in the

considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

KPMG Audit Plc

Chartered Accountants

Edinburgh

30 July 2003

Share Dividend Alternative

Shareholders are again being offered new shares as an alternative to cash in

Mandate Form to receive their entitlement to dividends in new ordinary shares need take no action, as they will automatically receive new ordinary shares in respect of the interim dividend of 10.3p per ordinary share for the year ending 31 December 2003. Shareholders who have not already completed a Mandate Form and also wish to participate in the Share Dividend Plan in respect of the interim dividend are required to complete and return a Mandate Form to our Registrars - Computershare Investor Services PLC, PO Box 1910, The Pavilions, Bridgwater Road, Bristol BS99 7DZ. A Mandate Form and a copy of the Rules of the HBOS plc Share Dividend Plan can be obtained from our Registrars by telephoning 0870 702 0102.

Expected Timetable and Contacts

31 July 2003	Announcement of Interim Results.
13 August 2003	Ordinary shares quoted ex-dividend.
13-19 August 2003	Period over which the Reference Price* will be calculate
15 August 2003	Ordinary shares Record Date for the interim dividend 200 Alternative entitlements).
18 September 2003	Final date for receipt of Mandate Forms to receive the S the interim dividend for 2003 - the 'Return Date'.
16 October 2003	New ordinary share certificates or CREST entitlement sta
17 October 2003	Ordinary share dividend payment date. CREST accounts to shares. First day of dealing in new ordinary shares.
1 December 2003	HBOS plc preference shares dividend payment date.
25 February 2004	Announcement of Preliminary Results

* The Reference Price of the new ordinary shares will be available from Wednesday 20 August 2003 on our website (www.HBOSplc.com) or by telephoning our Registrars on 0870 702 0102.

Contacts

Investor Relations

Charles Wycks
Director of Investor Relations
(0131) 243 5509
(020) 7905 9600
charleswycks@HBOSplc.com

John Hope
Director, Investor Relations
(0131) 243 5508
(020) 7905 9600
johnhope@HBOSplc.com

Press Office

Shane O'Riordain
Director of Communications
(020) 7905 9600
07770 544585 (mobile)
shaneo'riordain@HBOSplc.com

General
Mark Hemingway, Head of Media Relations
07831 390751 (mobile)
markhemingway@halifax.co.uk

END

Company website


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Company	Halifax PLC
TIDM	59NB
Headline	Interim Results
Released	07:02 31 Jul 2003
Number	1678O

31 JULY 2003

HALIFAX PLC

INTERIM RESULTS ANNOUNCEMENT 2003

CONTENTS

Introduction

The Directors present the consolidated interim results of Halifax plc for the six months ended 30 June 2003. Halifax plc is a directly held subsidiary undertaking of HBOS plc. A comprehensive review of the performance of the HBOS Group is presented in the interim results announcement of HBOS plc. A review of the performance of the Halifax plc group is presented below.

Halifax plc has listed preference shares originally issued as part of the consideration for the acquisition of the business of Birmingham Midshires Building Society in 1999. These preference shares represent the only listed shares of Halifax plc.

Review of Results and Business Performance

Halifax plc Group Financial and Business Performance

Halifax plc group profit before tax and exceptional items was £636m for the six months ended 30 June 2003 (£628m for the six months ended 30 June 2002).

Profit before tax was £607m for the six months ended 30 June 2003 (£590m for the six months ended 30 June 2002).

Dividends on ordinary shares of £198m and dividends of £24m on the non-cumulative preference shares are reflected in the profit and loss account.

The five business sectors of the HBOS Group comprise Retail Banking, Insurance & Investment, Corporate Banking, Business Banking and Treasury. The business activities of the Halifax plc group are mainly within the Retail Banking business sector of the HBOS Group. The activities of Corporate Banking within the Halifax plc group are now sufficiently material to be reported separately, and hence, compared to the Preliminary Results Announcement for the year ended 31 December 2002 an additional segment has been included within the interim report. The business sectors presented for Halifax plc are in line with the HBOS Group sectors. However, with the exception of Retail Banking and Corporate Banking, the activities of the other business sectors are not of a sufficient scale to be separately reported and so have been amalgamated for segmental reporting purposes as Other Activities.

Total loans and advances to customers increased by 6.4% to £146.8bn, largely reflecting a strong performance from the mortgage lending business.

Net operating income has grown by 8.4% compared to the first half of 2002. Operating expenses (including exceptional items) in the six months to 30 June 2003 have increased by £49m compared to the 2002 half year. This includes a £24m increase in pension costs mainly attributable to an increased charge in respect of the Halifax Retirement Fund. The increased charge represents the best estimate of the three months impact of the triennial valuation of the Fund on the profit and loss charge from 31 March 2003, the effective date of the valuation. Overall, the cost income ratio (including exceptional items) has fallen to 54.7% from 56.1% in the corresponding period.

Business Sector Performance

	Retail Banking £m	Corporate Banking £m	Other Activities £m	Total £m
Six months ended 30 June 2003				
Net operating income	**1,480**	**96**	**89**	**1,665**
Operating expenses*	**(725)**	**(21)**	**(135)**	**(881)**
Provisions for bad and doubtful debts	**(156)**	**-**	**3**	**(153)**
Operating profit/(loss)*	**599**	**75**	**(43)**	**631**
Share of operating (loss)/profit in joint ventures	**(3)**	**-**	**8**	**5**
Profit/(loss) on ordinary activities before tax and exceptional items	**596**	**75**	**(35)**	**636**
Six months ended 30 June 2002				
Net operating income	1,317	72	147	1,536
Operating expenses*	(685)	(9)	(129)	(823)
Provisions for bad and doubtful debts	(97)	-	8	(89)
Operating profit*	535	63	26	624
Share of operating (loss)/profit in joint ventures	(2)	-	6	4
Profit on ordinary activities before tax and exceptional items	533	63	32	628
Year ended 31 December 2002				
Net operating income	2,759	150	239	3,148
Operating expenses*	(1,401)	(26)	(257)	(1,684)
Provisions for bad and doubtful debts	(224)	-	10	(214)
Amounts written off fixed asset investments	-	-	(1)	(1)
Operating profit/(loss)*	1,134	124	(9)	1,249
Share of operating (loss)/profit in joint ventures	(5)	-	12	7
Profit on ordinary activities before tax and exceptional items	1,129	124	3	1,256

*Excluding exceptional items.

Retail Banking

The net interest margin for the six months ended 30 June 2003 is 1.87% (six months ended 30 June 2002 1.86%, year ended 31 December 2002 1.86%). Certain loans and advances to customers have been securitised. A "linked presentation" format is used for the statutory balance sheet presentation of these assets and the associated non-returnable finance. In the calculation of the net interest margin above, the average balances used are before deduction of non-returnable finance. If linked presentation had been applied to the average balances (as was previously the

case), the net interest margin would have been 2.02% for the six months ended 30 June 2003 (six months ended 30 June 2002 1.86%, year ended 31 December 2002 1.88%).

Net operating income for the six months ended 30 June 2003 is 12.4% higher at £1,480m compared to the first half of 2002 and profit on ordinary activities before tax and exceptional items is up 11.8%.

Gross mortgage lending of £22.6bn was 20% up on the equivalent period in 2002 and represented an estimated 20% market share.

In mortgages, our industry-leading service levels have once again been recognised. We were awarded "Best Overall Lender 2002/2003" by Your Mortgage magazine and "Best Mortgage Provider 2003" by Personal Finance magazine.

Our market leading current account, combining attractive interest rates backed up by aggressive marketing, has allowed Halifax to sustain its attack on the incumbents in the UK banking market. The strong sales performance delivered in 2002 has been maintained with 531,000 new bank accounts opened in the first half of 2003.

New credit card sales in the first half of 2003 have helped card balances to grow by 11% to £2.9bn. Unsecured personal loans balances have grown by 16% in the first half of 2003 and are 29% higher than at 30 June 2002.

Balances across the Savings and Banking product range grew by £4.5bn in the first half of 2003 (£2.8bn for the six months ended 30 June 2002) and now total £98.8bn.

Mortgage credit quality remains very strong as measured by arrears performance and closing provisions as a percentage of period end loans and advances. Total mortgage balances with repayment arrears of three months or more represent just 0.92% (31 December 2002 0.87%) of the value of the portfolio and total mortgage provisions as a percentage of period end loans and advances were 0.23% (31 December 2002 0.24%).

Intelligent Finance ("IF") remains on track to deliver our declared goal to break-even by the end of 2003. The loss before tax and exceptional items for the six months ended 30 June 2003 was £38m (£88m for the six months ended 30 June 2002, £147m for the year ended 31 December 2002). Strong growth in net interest income and stability in operating costs were the key factors behind a £21m reduction in loss on ordinary activities before tax and exceptional items compared to the second half of 2002. The number of customer accounts has increased by 25% to 750,000 since the year-end and total lending to customers was £14.5bn at 30 June 2003 with customer deposits up to £3.8bn.

(page 4)

Corporate Banking

HBOS Corporate Banking offers a full range of banking products and services to businesses with a turnover of more than £10m and is involved in a wide range of specialist activities including structured and asset finance. HBOS Corporate Banking continues to have a clear focus on controlled growth, improved returns, increased efficiency and credit quality. Activity levels in most of HBOS Corporate Banking's markets are encouraging.

Profit on ordinary activities before tax and exceptional items rose by 19% to £75m compared to the six months ended 30 June 2002. Net operating income increased by 33% from the first half of 2002.

Other Activities

The reduction in net operating income in the six months ended 30 June 2003 compared to the six

Treasury assets to HBOS Treasury Services plc, a fellow subsidiary undertaking of HBOS plc.

Prospects

As the business activities of the Halifax plc group are predominantly within the Retail Banking business sector of the HBOS Group, the prospects for the Halifax plc group broadly align with those of the HBOS Retail Banking business sector. Those prospects are summarised from the HBOS interim results announcement as follows:

Our strategy, based on delivering value, simplicity and transparency to customers, and the focus on income growth and cost management, will be unchanged in the second half of 2003.

Financial and Other Information

Consolidated Profit and Loss Account

	Six months ended 30 June 2003 (Unaudited) £m	Six months ended 30 June 2002 (Unaudited) £m	Year ended 31 December 2002 £m	
Net operating income	**1,665**	1,536	3,148	
Operating expenses	**(910)**	(861)	(1,753)	Note 1
Provisions for bad and doubtful debts	**(153)**	(89)	(214)	Note 2
Amounts written off fixed asset investments	**-**	-	(1)	
Operating profit	**602**	586	1,180	
Share of operating profit in joint ventures	**5**	4	7	
Profit on ordinary activities before taxation	**607**	590	1,187	Note 1
Tax on profit on ordinary activities	**(191)**	(172)	(336)	Note 3
Profit on ordinary activities after taxation	**416**	418	851	
Equity minority interests	**(4)**	(1)	(6)	
Profit attributable to shareholders	**412**	417	845	
Ordinary dividends	**(198)**	(1,043)	(1,262)	Note 4
Preference dividends	**(24)**	(24)	(49)	

Transfer to/(from) reserves	**190**	(650)	(466)	
Profit on ordinary activities before taxation and exceptional items	**636**	628	1,256	Note 1

There were no material gains or losses in any of the periods under review other than the profit shown above.

Note 1 – Exceptional Items

Operating expenses include exceptional items as follows:

	Six months ended 30 June 2003 £m	Six months ended 30 June 2002 £m	Year ended 31 December 2002 £m
Profit on ordinary activities before taxation and exceptional items	**636**	628	1,256
Exceptional merger integration costs included in Operating expenses	**(29)**	(38)	(69)
Profit on ordinary activities before taxation and after exceptional items	**607**	590	1,187
Tax credit relating to exceptional items	**8**	11	19

The merger integration costs comprise the costs of integration and reorganisation following the merger of Halifax Group plc, the company's former parent undertaking, and Bank of Scotland Group in September 2001.

Note 2 – Provisions for Bad and Doubtful Debts

Provisions	**Specific £m**	**General £m**	**Total £m**
At 1 January 2003	466	233	699
Amounts written off during the half year	(92)	-	(92)
Charge/(release) for the half year	172	(19)	153
Recoveries of amounts previously written off	3	-	3
At 30 June 2003	**549**	**214**	**763**

Note 3 – Tax on Profit on Ordinary Activities

The effective rate of corporation tax for the six months ended 30 June 2003 is 31.5% (six months ended 30 June 2002 29.2%, year ended 31 December 2002 28.3%) compared to an actual corporation tax rate for the period of 30% (six months ended 30 June 2002 and year ended 31 December 2002 30%). The difference in the current period rates is principally due to normal non-allowable expenditure. The tax charge in 2002 included a release of prior year provisions.

(page 7)

Note 4 – Ordinary Dividends

Ordinary dividends comprise:

	Notes	**Six months ended 30 June 2003 £m**	Six months ended 30 June 2002 £m	Year ended 31 December 2002 £m
In the ordinary course of business		**198**	367	586
After transfer of Treasury assets	(a)	**-**	426	426
Loan waived	(b)	**-**	250	250
		198	1,043	1,262

Notes

(a) Dividend paid to transfer excess regulatory capital to HBOS plc following the transfer of the majority of Treasury assets to a fellow subsidiary undertaking of HBOS plc.

(b) Dividend in specie to former immediate parent undertaking.

(page 8)

Consolidated Balance Sheet

	As at 30 June 2003 (Unaudited) £m	As at 31 December 2002 £m	
Cash and balances at central banks	**228**	324	
Items in the course of collection from other banks	**718**	497	
Treasury bills and other eligible bills	**157**	127	
Loans and advances to banks	**1,880**	1,185	
Loans and advances to customers	**146,756**	137,974	Note 1
Less: non-returnable finance	**(7,721)**	(3,474)	
	139,035	134,500	
Debt securities	**1,033**	1,019	
Other assets	**3,850**	3,566	
Total assets	**146,901**	141,218	
Deposits by banks and customers	**129,270**	124,126	
Items in the course of transmission to other banks	**546**	480	
Other liabilities	**10,989**	10,701	
Shareholders' funds (including			

non-equity interests):		
Called up share capital		
- Ordinary shares	**487**	487
- Preference shares	**800**	800
Other reserves	**143**	143
Profit and loss account	**4,644**	4,454
	6,074	5,884
Equity minority interests	**22**	27
Total liabilities	**146,901**	141,218

Note 1 – Loans and Advances to Customers

In March 2003 Halifax plc securitised a further £4.76bn of residential mortgages as part of its ongoing funding programme. This utilised the master trust established for the £3.47bn securitisation in June 2002. The beneficial interest in respect of a share of each of the mortgages was transferred to Permanent Funding (No.1) Limited for £4.76bn. Permanent Financing (No.2) PLC provided the financing for this arrangement through the issue of mortgage-backed floating rate notes. During the period to 30 June 2003 scheduled bond repayments of £0.51bn were made in respect of the securitisation undertaken in June 2002.

(page 9)

Reconciliation of Movements in Shareholders' Funds

	Six months ended 30 June 2003 (Unaudited) £m	Six months ended 30 June 2002 (Unaudited) £m	Year ended 31 December 2002 £m
Profit attributable to shareholders	**412**	417	845
Dividends	**(222)**	(1,067)	(1,311)
	190	(650)	(466)
Other recognised gains	**-**	-	2
Net addition to/(reduction in) shareholders' funds	**190**	(650)	(464)
Opening shareholders' funds	**5,884**	6,348	6,348
Closing shareholders' funds	**6,074**	5,698	5,884

Basis of Preparation

Accounting Policies

There have been no changes in accounting policies from those stated in the 2002 Annual Report and Accounts.

Statutory Accounts

The financial information included in this announcement is unaudited and does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 ('the Act'). The statutory accounts of Halifax plc for the year ended 31 December 2002 have been filed with the Registrar of Companies for England and Wales. The Auditors have reported on those accounts; their report was unqualified and did not contain a statement under Section 237 (2) or 237 (3) of the Act.

(page 10)

Independent Review Report by KPMG Audit Plc to Halifax plc

Introduction

We have been engaged by the company to review the financial information set out on pages 6 to 10 and we have read the other information contained in the Interim Results 2003 Stock Exchange Announcement ("Interim Report") and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: *Review of interim financial information* issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review, we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

KPMG Audit Plc
Chartered Accountants
Leeds
30 July 2003

(page 11)

Advertisement

A summary of this announcement will appear as an advertisement in The Times on 1 August 2003.

Timetable and Contacts

Timetable for preference dividends

13 August 2003	Ex-dividend date
15 August 2003	Record date
15 September 2003	Payment of preference share dividend

Contacts

Investor Relations

Charles Wycks
Director of Investor Relations
(0131) 243 5509
(020) 7905 9600
charleswycks@HBOSplc.com

John Hope
Director, Investor Relations
(0131) 243 5508
(020) 7905 9600
johnhope@HBOSplc.com

Press Office

Shane O'Riordain
Director of Communications
(020) 7905 9600
07770 544585 (mobile)
shaneo'riordain@HBOSplc.com

General
Mark Hemingway, Head of Media Relations
07831 390751 (mobile)
markhemingway@halifax.co.uk

(end)

END


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88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

03 AUG 13 AM 11:21

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	07	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	860		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.72		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 860
Address	TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode	HX1 2RG		
Name		Class of shares allotted	Number allotted
Address			
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Deputy [signature] Date 16/7/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	07	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	1,191	865	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£5.7879	£5.37	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 2,056
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 16/7/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029


Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	07	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2,458		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£459.47		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 2,458
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] DEPUTY Date 16/7/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint

renames	Surname	NHI	Address			Price 163.60	Price 207.864	Price 218.93	Price 428.27	Price 459.47	Price 570.00	Price 472.53	Total units
ne	Porter	YK695806C	14 Craigcrook Road	Edinburgh	EH4 3NQ	0	0	0	0	2458	0	0	2458
						0	**0**	**0**	**0**	**2,458**	**0**	**0**	**2,458**


Blueprint
OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	07	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2,627		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.720		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff

For companies registered in England and Wales

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 2,627
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Deputy [signature] Date 16/7/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	07	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	59,540	18,867	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£8.065	£6.54	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 78,407
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Deputy Date 16/7/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7019


Blueprint
OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	From: Day 02 Month 07 Year 2003	To: Day Month Year

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	3,058	5,349	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£ 6.54	£ 7.720	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HALIFAX NOMINEES LIMITED	Class of shares allotted ORDINARY	Number allotted 8,407
Address TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 16/7/3

A ~~director~~ DEPUTY / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	GAIL STIVEY HBOS plc THE MOUND EDINBURGH EH1 1YZ Tel 0131 243 7029



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	02	07	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	3,534	487	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£5.62	£5.975	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 403
Address	TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode	HX1 2RG		
Name	SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 3,618
Address			
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 16/7/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7019

HBOS Plc
Early Leaver Closure Schedule

Shares to Individual **2nd July 2003**

Mr David Mark Ablett 57 Misty's Field WALTON ON THAMES Surrey KT12 2BG	**864**
Mr David Edward Bailey Wynnstay Sunridge Avenue Wombourne WOLVERHAMPTON WV5 9HF	**345**
Mr Alexander Roy Lennon 68 Mount Charles Crescent AYR KA7 4PA	**89**
Mrs Helena Mackay 24 Hailes Gardens EDINBURGH EH13 0JL	**864**
Mrs Julie Emma Raybould 24 Hailes Gardens EDINBURGH EH13 0JL	**34**
Miss Carly Emma Sayell 41 Upper Abbots Hill Hartwell AYLESBURY Bucks HP19 7ST	**363**
Mr Stanley David Stevenson Towerhill 1 Cedar Road KILMARNOCK Ayrshire KA1 2HP	**458**
Mrs Ashley Jane Watson 1 White Dales EDINBURGH EH10 7JQ	**172**
Mr David Edward Bailey Wynnstay Sunridge Avenue Wombourne WOLVERHAMPTON WV5 9HF	**58**

Mr Graeme Shankland Farquhar Greenbank Bogsbank Road WEST LINTON Peeblesshire EH46 7EN	**114**
Mr Stanley David Stevenson Towerhill 1 Cedar Road KILMARNOCK Ayrshire KA1 2HP	**90**
Mr Richard John Thomson 21 Mysore Road LONDON SW11 5RY	**167**
12 records	**3618**


Blueprint
OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

03 AUG 13 AM 7:21

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	07	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	19,008		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£4.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 3,024
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 15,984
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 16/7/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029

DX number DX exchange

Halifax plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual	**2nd July 2003**
Mr David Edward Bailey Wynnstay Sunridge Avenue Wombourne WOLVERHAMPTON WV5 9HF	**864**
Mr Desmond Francis Conroy 51 Forest Grove BELFAST BT8 6AR	**2160**
Mrs Linda Janet Donnelly Jaslin East Loan Falkland CUPAR Fife KY15 7AZ	**864**
Mr David John Fogg 2 Harvest End Stanway COLCHESTER CO3 5YX	**2160**
Mr Stephen Hodgson 16 Compton Road YEOVIL Somerset BA21 5BZ	**2160**
Mrs Denice Anne Jones 62 Daws Heath Road RAYLEIGH Essex SS6 7RN	**864**
Mr Ferencz Labady Spring Cottage Wapping Alley Church Street Claverley WOLVERHAMPTON WV5 7DS	**2160**
Mr John Lee 7 Guardsmans Close Warley BRENTWOOD Essex CM14 5AT	**2160**
Mr Stanley Frederick Lloyd 57 Sunnybank Road Greetland HALIFAX West Yorkshire HX4 8JP	**432**

Mr John Owen 2160
Jalna
St Johns
Douglas
ISLE OF MAN

10 records **15984**


Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	07	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	23,653		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£8.065		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL NOMINEES LIMITED	ORDINARY	23,653
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 16/7/3

A ~~director~~ Deputy secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	09 / 07 / 2003	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	9,517		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.72		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 9,517
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Deputy Date 16/7/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7019



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	09 07 2003	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	10,534	7,292	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£7.72	£6.54	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales



Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL NOMINEES LIMITED	ORDINARY	17,826
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Deputy Date 16/7/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	11	07	2003			

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	ORDINARY
Number allotted	5,221	4,387	871
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share (*including any share premium*)	£2.07864	£4.2827	£4.5947

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales


Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	11 / 07 / 2003	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	3,284	568	
Nominal value of each share	£0·25	£0·25	
Amount (if any) paid or due on each share *(including any share premium)*	£5·70	£4·7253	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HBOL NOMINEES LIMITED	ORDINARY	6,709
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	ORDINARY	7,622
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 16/7/13

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029

Certificates

itle	First Names	Surname	NI no.	Address				207.864	218.93	428.27	459.47	570	472.53	Total Units
rs	Lesley Carole	McCabe	NE940112	34 Skeltiemuir Avenue	Bonnyrigg	Midlothian	EH19 3PX	0	0	327	0	0	0	**327**
rs	Julie-Anne	McCartney	NR544089	83 Jackson Drive Lomond View	Stepps	Glasgow	G33 6GE	1422	0	0	0	0	0	**1422**
r	Ian Ferguson	Menzies	YP425746	29 Drylaw Crescent	Blackhall	Edinburgh	EH4 2AU	0	0	0	550	397	340	**1287**
rs	Caryn Debra Willocks	Airth	NH649647	8 Victoria Place	Brechin	Angus	DD9 7BH	0	0	393	0	0	0	**393**
rs	Jennifer Rose	Davies	NP679972	Hillcrest Leadbrook Drive	Oakenholt	Flint	CH6 5ST	0	0	917	0	543	0	**1460**
iss	Agnes Jenkins	Anderson	YL738575	10 Nicolton Avenue	Brightons	Falkirk	FK2 0TP	0	0	0	0	0	228	**228**
rs	Suzanne	Carter	NX112364	77 Mellerstain Road	Kirkcaldy	Fife	KY2 6UG	0	0	262	0	0	0	**262**
rs	Fiona Mary	Pringle	NP094595	The Chalet	Auchengean Farm	Falkirk	FK1 3AG	0	0	0	321	227	0	**548**
r	Alastair Ian	Murray	NZ214751	1 Belhaven Terrace	Morningside	Edinburgh	EH10 5HZ	0	0	0	0	407	0	**407**
rs	Louise Ann	Murray	NY081383	59 Garvock Terrace	Dunfermline	Fife	KY12 7UP	0	0	0	0	169	0	**169**
rs	Julie Ann	Adam-Smith	NM460344	5 Sycamore Close	Hawarden		CH5 3QF	0	0	262	0	0	0	**262**
rs	Louise	Latham	NW507877	8 Laurel Grove	Waterloo	Liverpool	L22 2AF	0	0	196	0	0	0	**196**
r	Michael Joseph	Crawford	NR608148	1 Glen Orchy Place	Craigmarloch	Cumbernauld	G68 0DG	0	0	0	0	357	0	**357**
rs	Kim Felecia Elaine	Mapp-Nwosu	NY122313	20 Selhurst Place	South Norwood	London	SE25 5PY	0	0	0	0	135	0	**135**
rs	Marie	Gray	JB134398	18 Waystead Close	Kingsmead	Northwich	CW9 8NN	0	0	0	0	169	0	**169**
								1422	0	2357	871	2404	568	**7622**



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	11	07	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	6,019		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.78		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE	Class of shares allotted ORDINARY	Number allotted 6,019
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 16/7/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029

Name	NHI No	Address		Postcode	No of shares allotted	Option price (p)	
Michael Thomas Struthers	YL612719A	4 Midmar Gardens	Edinburgh	EH10 6DZ	1,984	712.50	
					1,016	712.50	
					3,000		**3,000**
10th July 2003						**Total**	**3,000**

HE GOVERNOR & COMPANY OF THE BANK OF SCOTLAND
THE MOUND
EDINBURGH
EH1 1YZ

3,019

6,019


Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	11	07	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	404	58	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£5.62	£5.975	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 462
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 16/7/3

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029

HBOS Plc
Early Leaver Closure Schedule

Shares to Individual **9th July 2003**

Mr Keith Donald Dear Weyhaven Woodland Way Kingswood TADWORTH Surrey KT20 6PA	**155**
Mrs Mary Gillespie Macleod 19 Burnbrae Westhill INVERNESS IV2 5RH	**86**
Mr Nicolas Gavin Rowley 64 Longhedge Caldecotte MILTON KEYNES MK7 8LB	**163**
Mrs Mary Gillespie Macleod 19 Burnbrae Westhill INVERNESS IV2 5RH	**58**
4 Records	**462**



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010

03 AUG 10 [illegible] 7:21

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	11	07	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	475	453	3,666
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.10	£5.37	£5.7879

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 4,594
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 16/7/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029

Halifax plc Sharesave Exercise
Early Leaver Closure Schedule

	Shares to Individual	**9th July 2003**
Mr Keith Donald Dear Weyhaven Woodland Way Kingswood TADWORTH Surrey KT20 6PA		**475**
Mr Derek John Weatherburn 2 Court Close Portishead BRISTOL BS20 6UX		**453**
Mrs Kathleen J Walsh Flat A 7 Clifton Crescent FOLKESTONE Kent CT20 2EL		**3055**
Mr Derek John Weatherburn 2 Court Close Portishead BRISTOL BS20 6UX		**611**
4 Records		**4594**


Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	11 / 07 / 2003	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	1,011	6,649	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£7.995	£6.54	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: HALIFAX NOMINEES LIMITED	ORDINARY	7,660
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 16/7/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	11	07	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2,000		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.995		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 2,000
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 16/7/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7019


Blueprint
OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	11	07	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	819		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.995		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 819
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 16/7/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box)*	16	07	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	643	791	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£5.62	£5.975	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 801
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 633
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 16/7/03

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029

HBOS Plc
Early Leaver Closure Schedule

Shares to Individual **16th July 2003**

Mrs Susan Margaret Drury 7 Southlands Way Congresbury Bristol BS49 5BW	145
Mrs Susan Margaret Drury 7 Southlands Way Congresbury Bristol BS49 5BW	33
Mr John Charles Moore under The Hill Cottage Adeys Lane WOTTON UNDER EDGE Glos GL12 7LY	225
Miss Julie Anne Johnson 16 Farmleigh Rumney CARDIFF CF3 3LE	58
Miss Julia Anne Johnson 16 Farmleigh Rumney CARDIFF CF3 3LE	172
Totals	**633**



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

03 AUG 18 PM 1:21

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box)*	16 / 07 / 2003	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	221	6,353	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£5.37	£4.10	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 2,381
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 4,193
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 16/7/03

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	GAIL STIVEY HBOS plc THE MOUND EDINBURGH EH1 1YZ Tel 0131 243 7029

Halifax plc Sharesave Exercise
Early Leaver Closure Schedule

	Shares to Individual	**16th July 2003**
Mr Scott Lennox Gardner 26 Gleneagles Drive Newton Mearns GLASGOW G77 5UA	**2160**	
Mr Martyn Jeffrey Hoccom Flat 71 The Maltings 169 Tower Bridge Road LONDON SE1 3NA	**2033**	
	4193	



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16	07	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2,752		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.96		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 2,752
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ________ Date 16/7/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY

HBOS plc THE MOUND EDINBURGH

EH1 1YZ Tel 0131 243 7029



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16	07	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	4,767		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.7879		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HBOL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 4,767
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 16/7/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029


Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16	07	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	14,022		
Nominal value of each share	£0·25		
Amount (if any) paid or due on each share *(including any share premium)*	£7·995		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HBOL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 14,022
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________________ Date 16/7/13

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16	07	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,339		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.96		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 1,339
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] DEPUTY Date 16/7/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7079



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

07 AUG 03 7:21

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16	07	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	39,322		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.995		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HBOL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 39,322
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed DEPUTY Date 16/7/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

03 AUG 19 PM 12:21

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	07	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,411		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.65		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 1,411
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ADUM Lyanne W Black Date 11/08/03

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029

HBOS plc
2002 Approved Share Options
23.07.2003 Self Finance Schedule

Forenames	Surname	Add1	Add2	Add3	Add4	NINO	Location	Grant Date	Grant Price	Share Date	Exercised Shares	Exercised Date	Tuesdays Mid Market Price	Exercise Value	Value Based on Mid Market Price	Shares To:
Irene	Porter	14 Craigcrook Road	Edinburgh	EH4 3NQ		YK695806C	BOS	15/04/2002	£7.512	23/07/2003	238	23/07/2003	£7.65	£1,787.86	£1,820.70	Halifax Nominees Limited
John	Owen	Jalna	The Hope	St Johns	IM4 3AT	WE008510D	CMIIOM	15/04/2002	£7.512	23/07/2003	1173	23/07/2003	£7.65	£8,811.58	£8,973.45	Halifax Nominees Limited
											1411			**£10,599.43**	**£10,794.15**	



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	07	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	18,791		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.65		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 18,791
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 11/08/03

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029

23rd July 2003

Jnapproved Scheme

Title	Forenames	Surname	Grant Price	Exercise Date	Exercised Shares	Exercise Value	MidMarket Price	Value based on MidMarket Price	PAYE Settlement
Mr	George Aikman Emslie	White	583.50p	23/07/2003	4,777	£27,873.80			
			551.50p	23/07/2003	10,000	£55,150.00			
Mr	Keith Douglas	Isles	712.50p	22/07/2003	1,014	£7,224.75			
			610.00p	22/07/2003	3,000	£18,300.00			
Totals					**18,791**	**£108,548.55**			

Subscription Cost	**£**
Exercise Consideration	**£108,548.55**

23rd July 2003

Unapproved Scheme

Title	Forenames	Surname	Grant Price	Exercise Date	Exercised Shares	Exercise Value	MidMarket Price	Value based on MidMarket Price	PAYE Settlement
Mr	George Aikman Emslie	White	583.50p	23/07/2003	4,777	£27,873.80	7.65	36,544.05	
			551.50p	23/07/2003	10,000	£55,150.00	7.65	76,500.00	
Mr	Keith Douglas	Isles	712.50p	22/07/2003	1,014	£7,224.75	7.65	7,757.10	
			610.00p	22/07/2003	3,000	£18,300.00	7.65	22,950.00	
Totals					**18,791**	**£108,548.55**		**143,751.15**	

Subscription Cost	**£143,751.15**
Exercise Consideration	**£108,548.55**
	£35,202.60
Bank charges	**20.00**
Drawdown required	**£35,222.60**

ne	NHI No	Address			Postcode	No of shares allotted	Option price (p)	
rge Aikman Emslie White	YB308113D	36 Newmills Crescent	Balerno	Edinburgh	EH14 5SX	4,777	583.50	
						10,000	551.50	
						14,777		**14,777**
n Douglas Isles	YT445169A	55 Pentland Terrace	Edinburgh		EH10 6HH	1,014	712.50	
						3,000	610.00	
						4,014		**4,014**
l July 2003							**Total**	**18,791**



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	07	2003			

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	
Number allotted	21,077	12,726	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£7.96	£6.54	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HBOL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 33,803
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed Deputy Lynne O'Block Date 11/08/03

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029

HBOS plc
2003 Grant Share Options
Cashless Exercise Schedule
16th July 2003

Forename	Surname	Add1	Add2	Add3	Add4	Add5	Payroll	NI Number	Grant Date	Option Price	Share Date	Exercised Shares	Exercise Date	Settlement Dat	Tuesday's Mid Market Price	Sale Price	Exercise Value	Value Based on Market Price	Shares To
Ann	Ballinger	First Floor	16 Southle	Clifton	Bristol	BS8 2BH	CMIG	NZ058798C	21/03/2003	£6.54	16/07/2003	636	16/07/2003	23/07/2003	£7.96	£8.045000	£4,159.44	£5,062.56	HSDL Nominees Limited
Nicholas	Cooper	22 Leofric	Kings Bror	Burton On	DE13 7JP		HFX	WK227229A	21/03/2003	£6.54	16/07/2003	1223	16/07/2003	23/07/2003	£7.96	£7.783500	£7,998.42	£9,735.08	HSDL Nominees Limited
Elizabeth A	Fowler	8 Silverwe	Bothwell	Glasgow	G71 8SE		HFX	YX688006A	21/03/2003	£6.54	16/07/2003	518	16/07/2003	23/07/2003	£7.96	£8.080000	£3,387.72	£4,123.28	HSDL Nominees Limited
Denis Patr	Gleeson	23 Macker	Wigan	WN3 5JL			HFX	ZY951389A	21/03/2003	£6.54	16/07/2003	448	16/07/2003	23/07/2003	£7.96	£8.075000	£2,929.92	£3,566.08	HSDL Nominees Limited
Chris	Horwell	10 Crestw	Brewood	Staffs	West Midl	ST19 9JD	BM	YB875035B	21/03/2003	£6.54	16/07/2003	237	16/07/2003	23/07/2003	£7.96	£8.080000	£1,549.98	£1,886.52	HSDL Nominees Limited
Peter	Houghton	61 Gwend	Barons Co	London	W14 9BG		CMIG	NM889287C	21/03/2003	£6.54	16/07/2003	275	16/07/2003	23/07/2003	£7.96	£8.025000	£1,798.50	£2,189.00	HSDL Nominees Limited
Joel	Marks	23 Summ	Queens Pa	London -	NW6 6JT		CMIG	NM918393B	21/03/2003	£6.54	16/07/2003	521	16/07/2003	23/07/2003	£7.96	£8.005000	£3,407.34	£4,147.16	HSDL Nominees Limited
Douglas	Marsh	28 Harrow	Barking	Essex	IG11 7RA		Rothschild Asset Management	WE214044A	21/03/2003	£6.54	16/07/2003	519	16/07/2003	23/07/2003	£7.96	£7.937000	£3,394.26	£4,131.24	HSDL Nominees Limited
MICHAEL	Mather	48 MINIST	KITTOCH	EAST KILI	G74 5BX		HFX	WL015572A	21/03/2003	£6.54	16/07/2003	1456	16/07/2003	23/07/2003	£7.96	£8.082500	£9,522.24	£11,589.76	HSDL Nominees Limited
Scott	Nelmes	2 Purton C	Kingswood	Bristol	BS15 9ZE		CMIG	JA536019D	21/03/2003	£6.54	16/07/2003	619	16/07/2003	23/07/2003	£7.96	£8.056000	£4,048.26	£4,927.24	HSDL Nominees Limited
Carol	Pinfold	126 Gassi	Tooting	London	SW17 8LE		CMIG	YW185823C	21/03/2003	£6.54	16/07/2003	1529	16/07/2003	23/07/2003	£7.96	£8.006000	£9,999.66	£12,170.84	HSDL Nominees Limited
Tony	Salter	244 Carlto	Romford	Essex	RM2 5BB		Rothschild Asset Management	NZ283938D	21/03/2003	£6.54	16/07/2003	917	16/07/2003	23/07/2003	£7.96	£8.076000	£5,997.18	£7,299.32	HSDL Nominees Limited
Darren	Walsh	9 Forest E	Hanham	Bristol	BS15 3PP		CMIG	NZ880260C	21/03/2003	£6.54	16/07/2003	599	16/07/2003	23/07/2003	£7.96	£8.045000	£3,917.46	£4,768.04	HSDL Nominees Limited
Dermot	Wickham	Greenacre	Craig Mou	Radlett	Herts	WD7 7LN	CMIG	WK994224A	21/03/2003	£6.54	16/07/2003	1759	16/07/2003	23/07/2003	£7.96	£7.982000	£11,503.86	£14,001.64	HSDL Nominees Limited
Kevin	Williamsor	6 Bridge R	Haslemere	Surrey	GU27 2AS		CMIG	YH787812A	21/03/2003	£6.54	16/07/2003	1470	16/07/2003	23/07/2003	£7.96	£8.080000	£9,613.80	£11,701.20	HSDL Nominees Limited
												12726					**£83,228.04**	**£101,298.96**	

HBOS Plc
2002 Grant Share Option Plan
Cashless Exercise Schedule
16th July 2003

Forenames	Surname	Add1	Add2	Add3	Add4	Add5	Payroll	NI Number	Grant Date	Option Price	Share Date	Exercised	Exercise Date	Settlement Dat	Tuesday's Mid Market Price	Sale Price	Exercise Value	Value Based on Market Price	Shares To
Simon	Abbiss	Prospect Farm	Upper Dormington	Herefordshire	HR1 4ED		CMI UK	WM061509A	15/04/2002	£7.512	16/07/2003	1116	16/07/2003	23/07/2003	£7.96	£8.06250	£8,383.39	£8,883.36	HSDL Nominees Limited
Ann	Ballinger	First Floor Flat	16 Southleigh Road	Clifton	Bristol	BS8 2BH	CMIG	NZ058798C	15/04/2002	£7.512	16/07/2003	532	16/07/2003	23/07/2003	£7.96	£8.04500	£3,996.38	£4,234.72	HSDL Nominees Limited
Peter Kirk	Beighton	8 Cooil Breryk	Ramsey	Isle Of Man	IM8 3HJ		CMIIOM	YM830192C	15/04/2002	£7.512	16/07/2003	631	16/07/2003	23/07/2003	£7.96	£8.07250	£4,740.07	£5,022.76	HSDL Nominees Limited
David	Fogg	2 Harvest End	Stanway	Colchester	Essex	CO3 5YX	CMI UK	WE989695A	15/04/2002	£7.512	16/07/2003	1346	16/07/2003	23/07/2003	£7.96	£8.01100	£10,111.15	£10,714.16	HSDL Nominees Limited
Elizabeth Anne	Fowler	8 Silverwells Crescent	Bothwell	Glasgow	G71 8SE		HFX	YX688006A	15/04/2002	£7.512	16/07/2003	436	16/07/2003	23/07/2003	£7.96	£8.08000	£3,275.23	£3,470.56	HSDL Nominees Limited
Scott	Gardner	26 Gleneagles Drive	Newton Mearns	Glasgow	G77 5UA		CMI UK	NM135509A	15/04/2002	£7.512	16/07/2003	981	16/07/2003	23/07/2003	£7.96	£7.99000	£7,369.27	£7,808.76	HSDL Nominees Limited
Denis Patrick	Gleeson	23 Mackenzie Avenue	Wigan	WN3 5JL			HFX	ZY951389A	15/04/2002	£7.512	16/07/2003	355	16/07/2003	23/07/2003	£7.96	£8.07500	£2,666.76	£2,825.80	HSDL Nominees Limited
Stephen	Hodgson	16 Compton Road	Yeovil	Somerset	BA21 5BZ		CMI UK	WL764931D	15/04/2002	£7.512	16/07/2003	1238	16/07/2003	23/07/2003	£7.96	£7.99350	£9,299.86	£9,854.48	HSDL Nominees Limited
Chris	Horwell	10 Crestwood Park	Brewood	Staffs	West Midl	ST19 9JD	BM	YB875035B	15/04/2002	£7.512	16/07/2003	185	16/07/2003	23/07/2003	£7.96	£8.08000	£1,389.72	£1,472.60	HSDL Nominees Limited
Joel	Marks	23 Summerfield Avenue	Queens Park	London	NW6 6JT		CMIG	NM918393B	15/04/2002	£7.512	16/07/2003	2129	16/07/2003	23/07/2003	£7.96	£8.00500	£15,993.05	£16,946.84	HSDL Nominees Limited
MICHAEL JAMES	Mather	48 MINISTERS PARK	KITTOCH MUIR	EAST KILBRIDE	G74 5BX		HFX	WL015572A	15/04/2002	£7.512	16/07/2003	1231	16/07/2003	23/07/2003	£7.96	£8.08100	£9,247.27	£9,798.76	HSDL Nominees Limited
Scott	Nelmes	2 Purton Close	Kingswood	Bristol	BS15 9ZE		CMIG	JA536019D	15/04/2002	£7.512	16/07/2003	505	16/07/2003	23/07/2003	£7.96	£8.05250	£3,793.56	£4,019.80	HSDL Nominees Limited
DAVID MCDONALD	Pride	47 CROSSWOOD CRESCENT	BALERNO	MIDLOTHIAN	EH14 7LX		Bank of Sc	YL567937D	15/04/2002	£7.512	16/07/2003	941	16/07/2003	23/07/2003	£7.96	£8.00600	£7,068.79	£7,490.36	HSDL Nominees Limited
John	Rivers	2 Brae Rise	Winscombe	North Somerset	BS25 1LW		CMI UK	YT089532B	15/04/2002	£7.512	16/07/2003	1252	16/07/2003	23/07/2003	£7.96	£8.00000	£9,405.02	£9,965.92	HSDL Nominees Limited
Michael	Thomas	Newstead	12 Rushmoor Lane	Backwell	Bristol	BS48 3BN	CMI UK	YZ458880C	15/04/2002	£7.512	16/07/2003	774	16/07/2003	23/07/2003	£7.96	£8.08000	£5,814.29	£6,161.04	HSDL Nominees Limited
Nicholas Jeremy	Wakefield	Julian Hill House	Julian Hill	HARROW ON THE HILL Middle	HA1 3NE		HFX	YL376019B	15/04/2002	£7.512	16/07/2003	3194	16/07/2003	23/07/2003	£7.96	£7.99200	£23,993.33	£25,424.24	HSDL Nominees Limited
Darren	Walsh	9 Forest Edge	Hanham	Bristol	BS15 3PP		CMIG	NZ880260C	15/04/2002	£7.512	16/07/2003	489	16/07/2003	23/07/2003	£7.96	£8.04500	£3,673.37	£3,892.44	HSDL Nominees Limited
Dermot	Wickham	Greenacres	Craig Mount	Radlett	Herts	WD7 7LN	CMIG	WK994224A	15/04/2002	£7.512	16/07/2003	2462	16/07/2003	23/07/2003	£7.96	£7.97200	£18,494.54	£19,597.52	HSDL Nominees Limited
Kevin	Williamson	6 Bridge Road	Haslemere	Surrey	GU27 2AS		CMIG	YH787812A	15/04/2002	£7.512	16/07/2003	1280	16/07/2003	23/07/2003	£7.96	£8.08000	£9,615.36	£10,188.80	HSDL Nominees Limited
												21077					£158,330.42	£167,772.92	



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

03 AUG 18 EA 7:21

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	07	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	11,187		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.96		

List the names and addresses of the allottees and the number of shares allotted to each overleaf.

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 11,187
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed DEPUTY Lyanne W Black Date 11/08/03

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029

Halifax Plc
2001 Grant Share Options
Cashless Exercise Schedule
16th July 2003

Forename	Surname	Add1	Add2	Add3	Add4	Add5	Payroll	NI Number	Grant Date	Option Price	Share Date	Exercised Shares	Exercise Date	Settlement Date	Tuesday's Mid Market Price	Sale Price	Exercise Value	Value Based on Market Price	Shares To
David	Fogg	2 Harvest End	Stanway	Colchester	Essex	CO3 5YX	CMI UK	WE989695A	21/02/2001	£6.80	16/07/2003	1350	16/07/2003	23/07/2003	£7.96	£8.0110	£9,180.00	£10,746.00	HSDL Nominees Limited
Elizabeth A	Fowler	8 Silverwells Crescent	Bothwell	Glasgow	G71 8SE		HFX	YX688006A	21/02/2001	£6.80	16/07/2003	468	16/07/2003	23/07/2003	£7.96	£8.0800	£3,182.40	£3,725.28	HSDL Nominees Limited
Stephen	Hodgson	16 Compton Road	Yeovil	Somerset	BA21 5BZ		CMI UK	WL764931D	21/02/2001	£6.80	16/07/2003	1335	16/07/2003	23/07/2003	£7.96	£7.9935	£9,078.00	£10,626.60	HSDL Nominees Limited
Chris	Horwell	10 Crestwood Park	Brewood	Staffs	West Midlands	ST19 9JD	BM	YB875035B	21/02/2001	£6.80	16/07/2003	297	16/07/2003	23/07/2003	£7.96	£8.0800	£2,019.60	£2,364.12	HSDL Nominees Limited
Peter	Houghton	61 Gwendwr Road	Barons Court	London	W14 9BG		CMIG	NM889287C	21/02/2001	£6.80	16/07/2003	2000	16/07/2003	23/07/2003	£7.96	£8.0250	£13,600.00	£15,920.00	HSDL Nominees Limited
Joel	Marks	23 Summerfield Avenue	Queens Park	London	NW6 6JT		CMIG	NM918393B	21/02/2001	£6.80	16/07/2003	1558	16/07/2003	23/07/2003	£7.96	£8.0050	£10,594.40	£12,401.68	HSDL Nominees Limited
Darren	Walsh	9 Forest Edge	Hanham	Bristol	BS15 3PP		CMIG	NZ880260C	21/02/2001	£6.80	16/07/2003	447	16/07/2003	23/07/2003	£7.96	£8.0450	£3,039.60	£3,558.12	HSDL Nominees Limited
Kevin	Williamson	6 Bridge Road	Haslemere	Surrey	GU27 2AS		CMIG	YH787812A	21/02/2001	£6.80	16/07/2003	1325	16/07/2003	23/07/2003	£7.96	£8.0800	£9,010.00	£10,547.00	HSDL Nominees Limited
Scott	Gardner	26 Gleneagles Drive	Newton Mearr	Glasgow	G77 5UA		CMI UK	NM135509A	21/02/2001	£6.80	16/07/2003	1057	16/07/2003	23/07/2003	£7.96	£7.99	£7,187.60	£8,413.72	HSDL Nominees Limited
John	Rivers	2 Brae Rise	Winscombe	North Some	BS25 1LW		CMI UK	YT089532B	21/02/2001	£6.80	16/07/2003	1350	16/07/2003	23/07/2003	£7.96	£8.00	£9,180.00	£10,746.00	HSDL Nominees Limited
												11187					£76,071.60	£89,048.52	


Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	07	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	699		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.65		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland — DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 699
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ~~Deputy~~ Lysanne W Black Date 11/08/03

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

HBOS plc
2002 Unapproved Share Options
23.07.2003 Self Finance Schedule

Title	Forenames	Surname	Add1	Add2	Add3	Add4	NINO	Location	Grant Date	Grant Price	Share Date	Exercised Shares	Exercised Date	Tuesdays Mid Market Price	Exercise Value	Value Based on Mid Market Price	Shares To:
Mr	William Balfour	Linton	7 Rosebush Crescent	Dunfermline	Fife	KY11 4BG	YM848015B	BOS	15/04/2002	£7.512	23/07/2003	114	23/07/2003	£7.65	£856.37	£872.10	Halifax Nominees Limited
Miss	Mary	Whitehead	79 Denmark Villas	Hove	Susse	BN3 3TH	NA066179B	CMIG	15/04/2002	£7.512	23/07/2003	585	23/07/2003	£7.65	£4,394.52	£4,475.25	Halifax Nominees Limited
												699			£5,250.89	£5,347.35	



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	07	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,264		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.65		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 1,264
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed DEPUTY Lysanne W Black Date 11/08/03

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Halifax plc
2001 Unapproved Share Options
23.07.2003 Self Finance Schedule

Title	Forenames	Surname	Add1	Add2	Add3	Add4	NINO	Location	Grant Date	Grant Price	Share Date	Exercised Shares	Exercised Date	Tuesdays Mid Market Price	Exercise Value	Value Based on Mid Market Price	Shares To:
Mr	John	Owen	Jalna	The Hope	St Johns	IM4 3ST	WE008510D	CMIIOM	21/02/2001	£6.80	23/07/2003	1264	23/07/2003	£7.65	£8,595.20	£9,669.60	Halifax Nominee Limited
												1264			**£8,595.20**	**£9,669.60**	



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

03 AUG 18 AM 7:21

Shares allotted (including bonus shares):

Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	From: Day Month Year	To: Day Month Year
	23 07 2003	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	1,268	136	
Nominal value of each share	£0·25	£0·25	
Amount (if any) paid or due on each share *(including any share premium)*	£5·62	£5·975	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 1,404
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed DEPUTY Lysanne W Black Date 11/08/03

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

HBOS plc
Early Exercise Schedule
23rd July 2003

TITLE	FORENAMES	SURNAME	NI_NUMBER	ADD1	ADD2	ADD3	ADD4	START_DATE	SCHEME_ID	OPTION_PRICE	ROLL_NUMBER	GRANTED	EXERCISED	LAPSED	CLOSING_BALANCE	COST_SHARES	RESIDUE	DEST_RESIDUE	FOLIO_NBR
Mr	William Scott	Anderson	YP623947B	34 Carfrae	EDINBURGH	EH4 3SS		01/01/2002	C3	£ 5.62	C/07735665-10	896	449	447	£ 2,655.90	£ 2,523.38	£ 132.52	INV	NOT_USED
Mr	Michael Joseph	Crawford	NR608148A	1 Glen Orc	Craigmarloch	GLASGOW	G68 0DG	01/01/2002	C5	£ 5.62	C/07743600-09	744	214	530	£ 1,204.66	£ 1,202.68	£ 1.98	INV	NOT_USED
Mr	William Alan	James	WK991507A	19 East Yc	CHIPPENHAM	Wilts SN15 1QS		01/01/2002	C5	£ 5.62	C/07739332-06	600	172	428	£ 971.50	£ 966.64	£ 4.86	INV	NOT_USED
Mrs	Janet Fraser	Muego	YA796715A	36 Parkne	GLASGOW	G43 2AG		01/01/2002	C3	£ 5.62	C/07735878-04	275	131	144	£ 737.20	£ 736.22	£ 0.98	INV	NOT_USED
Mr	Peter Macintyre	Todd	YX484638C	7 Woodco	BEVERLEY	North Humberside HU17		01/01/2002	C7	£ 5.62	C/07746942-10	653	172	481	£ 971.50	£ 966.64	£ 4.86	INV	NOT_USED
Mr	Uwe	Sinschek		Praaglaan	NI 62229 HL	MAASTRICHT	NETHERL	01/01/2002	C5	£ 5.62	C/07739223-00	540	130	410	£ 735.30	£ 730.60	£ 4.70	INV	NOT_USED
6 records												3708	1268	2440	£ 7,276.06	£ 7,126.16	£ 149.90		
Mr	Michael Joseph	Crawford	NR608148A	1 Glen Orc	Craigmarloch	GLASGOW	G68 0DG	01/01/2003	D5	£ 5.975	C/08046954-00	450	48	402	£ 287.00	£ 286.80	£ 0.20	INV	NOT_USED
Mr	Uwe	Sinschek		Praaglaan	NI 62229 HL	MAASTRICHT	NETHERL	01/01/2003	D5	£ 5.975	C/08046104-03	494	30	464	£ 180.00	£ 179.25	£ 0.75	INV	NOT_USED
Mr	Peter Macintyre	Todd	YX484638C	7 Woodco	BEVERLEY	North Humberside HU17		01/01/2003	D5	£ 5.975	C/08051464-03	549	58	491	£ 350.00	£ 346.55	£ 3.45	INV	NOT_USED
3 records												1493	136	1357	£ 817.00	£ 812.60	£ 4.40		
TOTALS												5201	1404	3797	£ 8,093.06	£ 7,938.76	£ 154.30		

HBOS Plc
Early Leaver Closure Schedule

Shares to Individual **23rd July 2003**

Mr William Scott Anderson 34 Carfrae Gardens EDINBURGH EH4 3SS	**449**
Mr Michael Joseph Crawford 1 Glen Orchy Place Craigmarloch Cumbernauld GLASGOW G68 0DG	**214**
Mr William Alan James 19 East Yewstock Crescent CHIPPENHAM Wilts SN15 1QS	**172**
Mrs Janet Fraser Muego 36 Parkneuk Road GLASGOW G43 2AG	**131**
Mr Peter Macintyre Todd 7 Woodcoates Close BEVERLEY North Humberside HU17 9UU	**172**
Mr Uwe Sinschek Praaglaan 25 NI 62229 HL MAASTRICHT NETHERLANDS	**130**
Mr Michael Joseph Crawford 1 Glen Orchy Place Craigmarloch Cumbernauld GLASGOW G68 0DG	**48**
Mr Uwe Sinschek Praaglaan 25 NI 62229 HL MAASTRICHT NETHERLANDS	**30**

Mr Peter Macintyre Todd | **58**
7 Woodcoates Close
BEVERLEY
North Humberside HU17 9UU

9 records **1404**



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

03 AUG 13 AM 7:21

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	07	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3,044		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£4.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 3,044
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11/08/03

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Halifax plc
Early Exercise Schedule
23rd July 2003

TITLE	FORENAMES	SURNAME	NI_NUMBER	ADD1	ADD2	ADD3	ADD4	POSTCODE	START_DATE	SCHEME_ID	OPTION_PRICE	ROLL_NUMBER	GRANTED	EXERCISED	LAPSED	CLOSING_BALANCE	COST_SHARES	RESIDUE	DEST_RESIDUE	FOLIO_NBR
Mr	Simon Timothy	Abbiss	WM061509A	Prospect Farm	Upper Dorming	HEREFORD	HR1 4ED		01/10/2000	C3	£ 4.10	C/07449910-07	2362	2160	202	£ 8,860.00	£ 8,856.00	£ 4.00	INV	NOT_USED
Mr	William Alan	James	WK991507A	19 East Yewst	CHIPPENHAM	Wilts SN15 1QS			01/10/2000	C3	£ 4.10	C/07450268-10	708	648	60	£ 2,658.00	£ 2,656.80	£ 1.20	INV	NOT_USED
Mr	Uwe	Sinschek		Praaglaan 25	NI 62229 HL	MAASTRICI	NETHERLANDS		01/10/2000	C5	£ 4.10	C/07452258-03	493	236	257	£ 968.10	£ 967.60	£ 0.50	INV	NOT_USED
3 records													3563	3044	519	£ 12,486.10	£ 12,480.40	£ 5.70		

Halifax plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual	**23rd July 2003**
Mr Simon Timothy Abbiss Prospect Farm Upper Dormington HEREFORD HR1 4ED	**2160**
Mr William Alan James 19 East Yewstock Crescent CHIPPENHAM Wilts SN15 1QS	**648**
Mr Uwe Sinschek Praaglaan 25 Nl 62229 HL MAASTRICHT NETHERLANDS	**236**
3 records	**3044**



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	07	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	1,588	762	
Nominal value of each share	£0·25	£0·25	
Amount (if any) paid or due on each share *(including any share premium)*	£6·54	£7·95	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 2,350
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed DEPUTY Lysanne W Black Date 11/08/03

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

HBOS plc
2002 Approved Share Options
Self Finance Exercise Schedule
30th July 2003

Title	Forenames	Surname	Add1	Add2	Add3	Add4	NINO	Location	Grant Date	Grant Price	Share Date	Exercised Shares	Exercised Date	Tuesdays Mid Market Price	Exercise Value	Value Based on Mid Market Price	Shares To:
Mr	David Thomas	Paterson	3 Janefield Court	Lauder	Berwickshire	TD2 6SW	YY761511C	HFX	15/04/2002	£7.512	29/07/2003	762	30/07/2003	£7.95	£5,724.144	£6,057.90	Halifax Nominees Limited
												762			£5,724.144	£6,057.90	

HBOS plc
2003 Approved Share Options
Self Finance Exercise Schedule
30th July 2003

Title	Forenames	Surname	Add1	Add2	Add3	Add4	NINO	Location	Grant Date	Grant Price	Share Date	Exercised Shares	Exercised Date	Tuesdays Mid Market Price	Exercise Value	Value Based on Mid Market Price	Shares To:
Mr	David Thomas	Paterson	3 Janefield Court	Lauder	Berwickshire	TD2 6SW	YY761511C	HFX	21/03/2003	£6.54	29/07/2003	893	30/07/2003	£7.95	£5,840.22	£7,099.35	Halifax Nominees Limited
Miss	Karen	Young	16 Noel Coward Close	Burnham-On-Sea	Somerset	TA8 1QE	WE455500A	CMIG	21/03/2003	£6.54	29/07/2003	695	30/07/2003	£7.95	£4,545.30	£5,525.25	Halifax Nominees Limited
												1588			£10,385.52	£12,624.60	



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	07	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	72		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.37		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 72
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed Lysanne W Black Date 11/08/03

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Halifax plc 5 year Maturity
29th July 2003

TITLE	FORENAMES	SURNAME	NI NUMBER	ADD1	ADD2	ADD3	ADD4	POSTCODE	LOCATION	PAYROLL NUM	START DATE	SCHEME ID	OPTION PRICE	ROLL NUMBER	OPTCHOSEN	INSTRUCT TYPE	GRANTED	EXERCISED	LAPSED	CLOSING BALANCE	COST SHARES	RESIDUE	DEST RESIDUE	FOLIO NO
Mrs	Mandy	Keeble	NS664959B	Winterburn House	Springhead	Mount Pellon	HALIFAX	West Yorkshire HX2 0JH	HALIFAX MAIN PAYROLL	87061	01/10/1999	C3	5.37	C/07114646-07	Full Exercise	Paper	72	72	0	£ 387.50	£ 386.64	£ 0.86	INV	NOT USED
1 record																				£ 387.50	£ 386.64	£ 0.86		



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

03 AUG 13 ... 21

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	07	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	7,736		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£6.54		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 7,736
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed Deputy Lyanne W Black Date 11/08/03

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

HBOS plc
2003 Unapproved Share Options
Self Finance Schedule
30th July 2003

Title	Forenames	Surname	Add1	Add2	Add3	Add4	NINO	Location	Grant Date	Grant Price	Share Date	Exercised Shares	Exercised Date	Tuesdays Mid Market Price	Exercise Value	Value Based on Mid Market Price	Shares To:
Mr	Garry	Mackenzie	44 Wellington Road	Enfield	Middlesex	EN1 2PF	WE085031C	CMIG	21/03/2003	£6.54	29/07/2003	3180	30/07/2003	£7.95	£20,797.20	£25,281.00	Halifax Nominees Limited
Miss	Mary	Whitehead	79 Denmark Villas	Hove	Sussex	BN3 3TH	NA066179B	CMIG	21/03/2003	£6.54	29/07/2003	3180	30/07/2003	£7.95	£20,797.20	£25,281.00	Halifax Nominees Limited
Mr	Andrew	Baker	1st Floor Flat	57 Longridge Road	London	SW5 9SF	NH165962C	CMIG	21/03/2003	£6.54	29/07/2003	1376	30/07/2003	£7.95	£8,999.04	£10,939.20	Halifax Nominees Limited
												7736			£50,593.44	£61,501.20	



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	07	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	2,191	786	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£7.65	£6.54	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HBOL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 2,977
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Lorraine A Black Date 11/08/03

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ (Deputy)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

HBOS plc
2002 Approved Share Options
Cashless Exercise Schedule
23rd July 2003

Title	Forenames	Surname	Add1	Add2	Add3	Add4	Add5	Payroll	NI Number	Grant Date	Option Price	Share Date	Exercised Shares	Exercise Date	Settlement Date	Tuesdays Mid Market Price	Sale Price	Exercise Value	Value Based on Mid Market Price	Shares To:
Miss	Elizabeth	Allan	97 Moorpark Avenue	Penilee	Glasgow	G52 4ET		CMI UK	PW229715D	15/04/2002	£7.512	23/07/2003	355	23/07/2003	30/07/2003	£7.65	£7.7350	£2,666.76	£2,715.75	HSDL Nominees Limited
Mrs	Lorraine	Courtman	1 Yew Tree Cottage	Elsenham	Bishops Stortford	Hertfordshire	CM22 6DD	CMI UK	WE365419D	15/04/2002	£7.512	23/07/2003	657	23/07/2003	30/07/2003	£7.65	£7.6953	£4,935.39	£5,026.05	HSDL Nominees Limited
Mr	Trevor	Holmes	34 East Wells	Green Lane Burnley Road	Halifax	HX2 7JJ		HFX	ZT763419B	15/04/2002	£7.512	23/07/2003	361	23/07/2003	30/07/2003	£7.65	£7.6820	£2,711.84	£2,761.65	HSDL Nominees Limited
Ms	Katherine	Mace	64 Orange Grove	Fairwater	CARDIFF	CF5 2RW		HCS	NW427051C	15/04/2002	£7.512	23/07/2003	232	23/07/2003	30/07/2003	£7.65	£7.6685	£1,742.79	£1,774.80	HSDL Nominees Limited
Miss	Jennifer Marianne	Schumacher	1 Cygnus Drive	LEIGHTON BUZZARD	LU7 3XH			HECM	NR502552B	15/04/2002	£7.512	23/07/2003	586	23/07/2003	30/07/2003	£7.65	£7.7035	£4,402.04	£4,482.90	HSDL Nominees Limited
													2191					£16,458.79		

HBOS plc
2003 Approved Share Options
Cashless Exercise Schedule
23rd July 2003

Title	Forenames	Surname	Add1	Add2	Add3	Add4	Add5	Payroll	NI Number	Grant Date	Option Price	Share Date	Exercised Shares	Exercise Date	Settlement Date	Tuesdays Mid Market Price	Sale Price	Exercise Value	Value Based on Market Price	Shares To:
Miss	Sian Louise	Barber	56 Corbiere Avenue	Poole	Dorset	BH12 4JW		BMC	JL276685B	21/03/2003	£6.54	23/07/2003	481	23/07/2003	30/07/2003	£7.65	£7.736	£3,145.74	£3,679.65	HSDL Nominees Limited
Ms	Katherine	Mace	64 Orange Grove	Fairwater	CARDIFF	CF5 2RW		HCS	NW427051C	21/03/2003	£6.54	23/07/2003	305	23/07/2003	30/07/2003	£7.65	£7.681	£1,994.70	£2,333.25	HSDL Nominees Limited
													786					£5,140.44		



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	07	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	175		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.62		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: MR JAMES ANTHONY TRAYNOR	Class of shares allotted: ORDINARY	Number allotted: 175
Address: 20 WESTBOURNE DRIVE BEARSDEN GLASGOW		
UK postcode: G61 4BQ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11/08/03

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

HBOS plc Early Exercise Schedule 30th July 2003

TITLE	FORENAMES	SURNAME	NI NUMBER	ADD1	ADD2	ADD3	ADD4	START DATE	SCHEME ID	OPTION PRICE	ROLL NUMBER	OPTCHOSEN	INSTRUCT TYPE	GRANTED	EXERCISED	LAPSED	CLOSING BALANCE	COST	SHARES	RESIDUE	DEST RESIDUE	FOLIO NBR
Mr	James Anthony	Traynor	YP629056D	20 Westbourne Drive	Bearsden	GLASGOW	G61 4BO	01/01/2002	C3	£ 5.62	C/07735572-06	Full Exercise	Paper	351	175	176	£ 986.34	£ 983.50		£ 2.84	INV	NOT_USED
1 record														351	175	176	£ 986.34	£ 983.50		£ 2.84		

HBOS plc Sharesave Exercise
Early Leaver Closure Schedule

	Shares to Individual	30th July 2003
Mr James Anthony Traynor 20 Westbourne Drive Bearsden GLASGOW G61 4BQ	175	
Total	**175**	



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	From: Day 30 Month 07 Year 2003	To: Day Month Year

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,770		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£4.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: MRS ANNE MARIE HALL	Class of shares allotted: ORDINARY	Number allotted: 1,770
Address: 51 ST. MARYS WALK THIRSK NORTH YORKSHIRE		
UK postcode: YO7 1BR		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ~~adum~~ Lyanne M Black Date 11/08/03

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Halifax plc Early Exercise Schedule 30th July 2003

TITLE	FORENAMES	SURNAME	NI NUMBER	ADD1	ADD2	ADD3	START DATE	SCHEME ID	OPTION PRICE	ROLL NUMBER	OPTCHOSEN	INSTRUCT TYPE	GRANTED	EXERCISED	LAPSED	CLOSING BALANCE	COST SHARES	RESIDUE	DEST RESIDUE	FOLIO NBR
	Ian	Hall	WK269716B	51 St Marys Walk	THIRSK	North Yorkshire YO7 1BR	01/10/2000	C3	£ 4 10	C/07439694-04	Part Exercise Return Rest	Paper	2362	1770	592	£ 7.602 77	£ 7.257 00	£ 345 77	INV	NOT_USED
This investor is deceased - The pers rep is Mrs ANNE MARIE HALL The shares should be in her name													2362	1770	592	£ 7,602.77	£ 7,257.00	£ 345.77		

Halifax plc Sharesave Exercise
Early Leaver Closure Schedule

	Shares to Individual	30th July 2003
Ian Hall **DECEASED** 51 St Marys Walk THIRSK North Yorkshire YO7 1BR	1770	
Total	1770	

This investor is deceased - The pers rep is Mrs ANNE MARIE HALL
The shares should be in her name


Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	07	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,040		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.65		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HBOS NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 1,040
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 11/08/03

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Halifax plc
2001 Approved Share Options
Cashless Exercise Schedule
23rd July 2003

Title	Forenames	Surname	Add1	Add2	Add3	Add4	Add5	Payroll	NI Number	Grant Date	Option Price	Share Date	Exercised Shares	Exercise Date	Settlement Date	Tuesdays Mid Market Price	Sale Price	Exercise Value	Value Based on Mid Market Price	Shares To:
Miss	Elizabeth	Allan	97 Moorpark Avenue	Penilee	Glasgow	G52 4ET		CMI UK	PW229715D	21/02/2001	£6.80	23/07/2003	383	23/07/2003	30/07/2003	£7.65	£7.735	£2,604.40	£2,929.95	HSDL Nominees Limited
Mrs	Patricia Ann	Emmins	38 Blackthorne Drive	Chingford Hatch	London	E4 6LS		HFX	ZX159846C	21/02/2001	£6.80	23/07/2003	257	23/07/2003	30/07/2003	£7.65	£7.706	£1,747.60	£1,966.05	HSDL Nominees Limited
Mr	Trevor	Holmes	34 East Wells	Green Lane Burnley Road	Halifax	HX2 7JJ		HFX	ZT763419B	21/02/2001	£6.80	23/07/2003	400	23/07/2003	30/07/2003	£7.65	£7.682	£2,720.00	£3,060.00	HSDL Nominees Limited
													1040					£7,072.00		



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	31	07	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	114,900	375	7,793
Nominal value of each share	£0·25	£0·25	£0·25
Amount (if any) paid or due on each share *(including any share premium)*	£7·925	£2·07864	£2·1893

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	31	07	2003			

Class of shares (*ordinary or preference etc*)	ORDINARY		
Number allotted	4,340		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£4.7253		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	31	07	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	7,635	3,582	2,910
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.2827	£4.5947	£5.70

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: SEE ATTACHED SCHEDULES	ORDINARY	139,938
Address:		
UK postcode:		
Name: HSDL NOMINEES LIMITED	ORDINARY	1,597
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed DEPUTY [signature] Date 11/08/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Certificates

Num	Title	Forenames	Surname	NI no.	Address				218.93	428.27	459.47	570	472.53	Total Units
6804	Mrs	Dorothy Margaret Shiells	Heard	ZY864771	34 St John Street	Galashiels		TD1 3JX	0	540	0	0	0	540
9688	Mrs	Kathleen Carruthers	Morley	YK761941	19 Arrol Drive	Heathhall	Dumfries	DG1 1UD	0	0	166	159	0	325
5663	Mr	Peter Macintyre	Todd	YX484638	7 Woodcoates Close	Beverley	East Yorkshire	HU17 9UU	0	409	0	398	273	1080
1958	Mr	Barry Paul	Tarr	NB987339	10 Southview Drive	Upminster	Essex	RM14 2LA	1585	1213	691	0	527	4016
4498	Mr	Alexander Roy	Lennon	YL851206	68 Mount Charles Crescent	Alloway	Ayr	KA7 4PA	2774	1377	0	276	154	4581
4539	Mr	John	Peacocke	YR782564	54 Hillview Road	Corstorphine	Edinburgh	EH12 8QQ	0	0	0	162	140	302
4564	Mr	Stanley David	Stevenson	YH043239	Towerhill	1 Cedar Road	Kilmarnock Ayrshire	KA1 2HP	0	0	0	0	281	281
5885	Mr	Keith Douglas	Isles	YT445169	55 Pentland Terrace	Edinburgh		EH10 6HH	2774	1213	404	268	197	4856
4728	Mr	David Mcdonald	Pride	YL567937	47 Crosswood Crescent	Balerno	Midlothian	EH14 7LX	0	0	900	0	98	998
7328	Mrs	Mary Gillespie	MacLeod	ZY927820	19 Burnbrae	Westhill	Inverness	IV2 5RH	0	475	0	0	136	611
6294	Miss	Alison	Gordon	NB493647	3 Noble S Court	Muir Of Ord	Ross Shire	IV6 7XE	0	0	287	285	211	783
5212	Mr	Graeme Shankland	Farquhar	YW817775	Greenbank Bogsbank Road	West Linton	Peeblesshire	EH46 7EN	462	1344	678	488	281	3253
1092	Mr	Richard Daniel	Franks	NP163575	Apt 10 City Pavillion 59 Chilton Street	Bethnal Green	London	E2 6EA	0	0	0	0	495	495
5297	Mr	William	Walkingshaw	YB753894	5 Echline Gardens	South Queensferry	West Lothian	EH30 9UT	0	0	339	407	703	1449
8130	Mrs	Angela Derry	Woolley	YK293856	1 Greenwood	Tweedmouth	Berwick On Tweed	TD15 2EB	198	147	117	162	0	624
5495	Mr	William Scott	Anderson	YP623947	34 Carfrae Gardens	Edinburgh		EH4 3SS	0	0	0	0	844	844
									7793	6718	3582	2605	4340	25038

nployee	Name	NHI No	Address				Postcode	No of shares allotted	Option price (p)	
8161	Andrew David Darling	WM389912A	4 Grange Knowe	Linlithgow	West Lothian		EH49 7HX	500	188.50	
								2,500	259.83	
								3,000	273.67	
								6,000		6,000
0810	David Moxon	NB089812B	32 Redhill Close	Bassett	Southampton		SO16 7BT	2,400	574.33	
								2,400		2,400
8256	David Ian Lind	NE773579B	63 Swanston Avenue	Fairmilehead	Edinburgh		EH10 7DA	3,500	273.67	
								3,500		3,500
7064	Craig James MacKay	NH690881A	15 West Park Crescent	Inverbervie	Montrose		DD10 0TX	1,500	273.67	
								1,500		1,500
8148	Brian White Fisher	YZ802357B	1 Marine Court	Eastney	Southsea	Hants	PO4 9QU	6,500	259.83	
								6,500		6,500
4784	Ernest Robert Brown	YK784285A	13 Burnbrae	Edinburgh			EH12 8UB	7,000	273.67	
								8,000	535.33	
								10,000	583.50	
								10,000	712.50	
								10,000	610.00	
								45,000		45,000
3856	Colin Scott McGill	YM629062C	10 Wester Coates Avenue	Edinburgh			EH12 5LS	50,000	201.50	
								50,000		50,000
	31st July 2003								**Total**	114,900